Exhibit 99.1

2Q 21 Management discussion & analysis and complete financial statements Second quarter of 2021

Contents Management Executive Summary 03 discussion & analysis Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Page 03 Cost of Credit 13 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region—Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Comparison between BRGAAP and IFRS 33 Glossary 35 Independent Auditor’s Report 37 Complete financial statements Page 39

2Q 21 Management discussion & analysis Second quarter of 2021

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ millions (except where indicated), end of period	2Q21	1Q21	2Q20	1H21	1H20
Results	Recurring Managerial Result	6,543	6,398	4,205	12,941	8,117
	Operating Revenues [1]	30,624	30,029	28,010	60,654	57,216
	Managerial Financial Margin [2]	18,792	18,634	17,776	37,427	35,581
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	18.9%	18.5%	13.5%	18.8%	13.1%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	19.5%	18.7%	13.5%	19.2%	13.2%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.2%	1.2%	0.8%	1.2%	0.8%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.3%	2.3%	2.7%	2.3%	2.7%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.7%	2.7%	3.2%	2.7%	3.2%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.5%	1.4%	1.4%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	283%	298%	281%	283%	281%
	Efficiency Ratio (ER) [6]	44.5%	44.6%	46.5%	44.5%	45.4%
Shares	Recurring Managerial Result per Share (R$) [7]	0.67	0.65	0.43		
	Net Income per Share (R$) [7]	0.77	0.55	0.35		
	Number of Outstanding Shares at the end of the period - in millions	9,780	9,780	9,762		
	Book Value per Share (R$)	13.91	14.35	12.94		
	Dividends and Interest on Own Capital net of Taxes [8]	1,754	1,284	745		
	Market Capitalization [9]	292,908	273,928	251,481		
	Market Capitalization [9] (US$ million)	58,556	48,080	45,924		
Balance Sheet	Total Assets	2,065,744	2,124,817	2,075,122		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	909,055	906,354	811,326		
	Deposits + Debentures + Securities + Borrowings and Onlending [10]	1,041,749	1,089,063	1,009,582		
	Loan Portfolio/Funding [10]	69.5%	67.8%	65.1%		
	Stockholders' Equity	136,025	140,369	126,357		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.9%	14.5%	13.5%		
	Tier I Capital - BIS III	13.5%	13.0%	12.1%		
	Common Equity Tier I - BIS III	11.9%	11.3%	10.4%		
	Liquidity Coverage Ratio (LCR)	180.9%	191.0%	179.1%		
	Net Stable Funding Ratio (NSFR)	122.7%	125.0%	122.5%		
Other	Portfolio Managed and Investment Funds	1,478,407	1,444,898	1,331,135		
	Total Number of Employees	98,250	97,097	97,440		
	Brazil	85,611	84,415	84,343		
	Abroad	12,639	12,682	13,097		
	Branches and CSBs - Client Service Branches	4,326	4,334	4,487		
	ATM - Automated Teller Machines [11]	45,420	45,319	45,809		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.

05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The appreciation of the Brazilian Real against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2021

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	32,254	(487)	(2,537)	1,394	30,624
Managerial Financial Margin	18,664	-	(2,537)	2,665	18,792
Financial Margin with Clients	14,137	-	-	2,665	16,802
Financial Margin with the Market	4,527	-	(2,537)	-	1,991
Commissions and Fees	10,619	-	-	(633)	9,986
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,151	2	-	693	1,846
Other Operating Income	755	(2)	-	(753)	-
Equity in Earnings of Affiliates and Other Investments	508	-	-	(508)	-
Non-operating Income	557	(487)	-	(70)	-
Cost of Credit	(2,429)	-	-	(2,263)	(4,692)
Provision for Loan Losses	(3,170)	-	-	(1,664)	(4,834)
Impairment	-	-	-	(8)	(8)
Discounts Granted	-	-	-	(583)	(583)
Recovery of Loans Written Off as Losses	741	-	-	(8)	733
Retained Claims	(497)	-	-	-	(497)
Other Operating Expenses	(16,607)	800	340	1,022	(14,445)
Non-interest Expenses	(14,393)	770	-	1,062	(12,560)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,210)	30	340	(39)	(1,881)
Insurance Selling Expenses	(4)	-	-	-	(4)
Income before Tax and Profit Sharing	12,721	313	(2,197)	154	10,990
Income Tax and Social Contribution	(4,735)	(1,234)	2,197	(204)	(3,975)
Profit Sharing Management Members - Statutory	(50)	-	-	50	-
Minority Interests	(375)	(96)	-	-	(472)
Net Income	7,560	(1,018)	-	-	6,543

Extraordinary Items Net of Tax Effects

In R$ million	2Q21	1Q21	2Q20	1H21	1H20
Net Income	**7,560**	**5,414**	**3,424**	**12,974**	**6,825**
(-) Extraordinary Items	**1,018**	**(984)**	**(782)**	**33**	**(1,292)**
Revaluation of deferred tax assets increase in social contribution	1,275	-	-	1,275	-
Provision for restructuring	-	(747)	-	(747)	-
Mark to market of collateralized securities	-	-	-	-	(307)
Goodwill amortization	(180)	(187)	(206)	(368)	(392)
Donations Todos pela Saúde	-	-	(834)	-	(834)
Reclassification of investment in IRB	-	-	379	-	379
Impairment of goodwill and intagible assets - Itaú Corpbanca	-	-	(19)	-	(19)
Other	(77)	(50)	(102)	(127)	(120)
Recurring Managerial Result	**6,543**	**6,398**	**4,205**	**12,941**	**8,117**

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis | Executive Summary
Itaú

2nd quarter of 2021 Income Statement

In R$ million	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Operating Revenues	30,624	30,029	2.0%	28,010	9.3%	60,654	57,216	6.0%
Managerial Financial Margin	18,792	18,634	0.8%	17,776	5.7%	37,427	35,581	5.2%
Financial Margin with Clients	16,802	16,173	3.9%	16,468	2.0%	32,975	33,513	-1.6%
Financial Margin with the Market	1,991	2,461	-19.1%	1,307	52.3%	4,452	2,068	115.3%
Commissions and Fees	9,986	9,566	4.4%	8,396	18.9%	19,552	17,910	9.2%
Revenues from Insurance [1]	1,846	1,829	0.9%	1,839	0.4%	3,675	3,726	-1.4%
Cost of Credit	(4,692)	(4,111)	14.1%	(7,770)	-39.6%	(8,803)	(17,856)	-50.7%
Provision for Loan Losses	(4,834)	(4,435)	9.0%	(7,561)	-36.1%	(9,269)	(17,959)	-48.4%
Impairment	(8)	48	-116.8%	(196)	-95.9%	40	(285)	-114.0%
Discounts Granted	(583)	(409)	42.4%	(750)	-22.4%	(992)	(1,016)	-2.4%
Recovery of Loans Written Off as Losses	733	686	6.9%	738	-0.8%	1,418	1,404	1.0%
Retained Claims	(497)	(356)	39.6%	(321)	54.9%	(853)	(651)	31.2%
Other Operating Expenses	(14,445)	(14,229)	1.5%	(13,751)	5.0%	(28,674)	(27,503)	4.3%
Non-interest Expenses	(12,560)	(12,446)	0.9%	(12,109)	3.7%	(25,006)	(24,165)	3.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,881)	(1,779)	5.7%	(1,633)	15.2%	(3,660)	(3,324)	10.1%
Insurance Selling Expenses	(4)	(4)	-4.3%	(10)	-55.5%	(9)	(14)	-39.2%
Income before Tax and Minority Interests	10,990	11,333	-3.0%	6,168	78.2%	22,323	11,207	99.2%
Income Tax and Social Contribution	(3,975)	(4,389)	-9.4%	(1,902)	109.0%	(8,364)	(2,877)	190.7%
Minority Interests in Subsidiaries	(472)	(546)	-13.7%	(61)	670.3%	(1,018)	(212)	379.2%
Recurring Managerial Result	6,543	6,398	2.3%	4,205	55.6%	12,941	8,117	59.4%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	2Q21	1Q21	Δ	2Q20	Δ
Individuals	279.7	261.3	7.0%	228.8	22.2%
Credit Card Loans	88.3	82.8	6.7%	72.9	21.2%
Personal Loans	36.0	35.6	1.2%	37.3	-3.3%
Payroll Loans [1]	59.1	56.1	5.5%	50.4	17.3%
Vehicle Loans	25.8	24.4	5.7%	19.5	32.3%
Mortgage Loans	70.5	62.4	12.8%	48.8	44.4%
Very Small, Small and Middle Market Loans [2]	132.6	128.3	3.4%	107.4	23.4%
Individuals + Very Small, Small and Middle Market Loans	412.3	389.6	5.8%	336.2	22.6%
Corporate Loans	286.7	279.0	2.8%	259.2	10.6%
Credit Operations	179.5	185.6	-3.3%	175.4	2.4%
Corporate Securities [3]	107.2	93.4	14.7%	83.9	27.8%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	699.0	668.6	4.6%	595.5	17.4%
Latin America	210.0	237.8	-11.7%	215.9	-2.7%
Argentina	10.3	10.4	-0.6%	10.6	-2.7%
Chile	144.5	165.2	-12.5%	146.9	-1.6%
Colombia	30.5	35.0	-12.9%	34.0	-10.3%
Paraguay	9.8	11.5	-14.7%	9.6	1.7%
Panama	1.6	1.8	-12.0%	1.8	-13.4%
Uruguay	13.4	13.9	-4.0%	12.9	3.3%
Total with Financial Guarantees Provided and Corporate Securities	909.1	906.4	0.3%	811.3	12.0%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	909.1	865.7	5.0%	799.0	13.8%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Itaú Unibanco Holding S.A.
07

Management Discussion & Analysis | Executive Summary

Itaú

Performance analysis for the second quarter of 2021

Management commentary

The recurring managerial result reached R$6.5 billion in the second quarter of 2021, a 2.3% increase from the previous quarter. Recurring managerial return on equity was 18.9%.
The Company continues to make significant headway on the digital front. In the second quarter, 58% of product purchases by individuals were made digitally, which represents a 35% increase of purchases in these channels from the first quarter of 2021. Along with this significant increase, user's satisfaction with digital channels measured based on the NPS (net promoter score) for the Super App (the bank's mobile channel for individual customers) remains very high, at 78 points. As in the previous quarter, the loan portfolio continued to grow, up 4.6% in Brazil and up 0.3% on a consolidated basis. Excluding the effects of exchange rate variations, the consolidated portfolio grew by 5.0%. Mortgage loans grew by 12.8% in this quarter, keeping on the record production initially observed in the first quarter. Customer satisfaction has already shown signs of improvement, having been impacted by a strong increase in demand, with a 7 point increase in the NPS for the operation. Also noteworthy are the increases in the credit card, vehicles and payroll loan portfolios, which were up 6.7%, 5.7% and 5.5%, respectively. In addition we had a higher average balance in personal credit and in overdraft portfolios. The increase in the volume of credit, the increasing representation of overdraft and personal credit and the higher number of calendar days more than offset narrower spreads and made a positive contribution to our higher financial margin with clients, up 3.9%, in the quarter to R$16.8 billion. The cost of credit increased to R$4.7 billion, due to higher expenses in the wholesale business in Brazil. It is worth mentioning that delinquency rates in the retail segment in Brazil remains historically low. Margin with the market was down in the quarter to R$2.0 billion, with the treasury in Brazil at a very high level of performance and with lower gains in the units in Latin America. Commissions and fees were up due to the impact of (i) higher economic activity in revenue from cards (both issuer and acquirer), (ii) higher levels of capital markets activity and resulting higher gains from economic and financial advisory services, and (iii) higher revenue from performance fees in asset management. Non-interest expenses increased in the quarter, driven by higher personnel expenses, which were seasonally lower in the first quarter, compensated by a decrease in administrative expenses.
Regarding the minority interest in XP Inc, at the end of 2020 we announced the partial spin-off of the investment held in XP Inc to a new company (XPart S.A.). On May 31, 2021, XPart was constituted using the portion of the investment in XP Inc. After these events, Itaú Unibanco no longer holds an equity interest in XP Inc. and does not have any interest in XPart SA. This operation impacted on the statements of Itaú Unibanco with a reduction in permanent assets, a reduction in Shareholders' Equity and the equity pickup result was earned until May 31, 2021, with an impact on fees in the managerial result. The effect was neutral in terms of capital.
In the first half of 2021, recurring managerial result was up 59.4% from the same period of the previous year. Despite the positive effect of the loan portfolio increase of 12.0%, financial margin with clients was down 1.6%. This reduction was driven by the change in the mix of credit products, with the reduced use of revolving credit and greater use of secured credit products, lower spread on credit products, and the impact of lower interest rates on working capital and liability margin. However, the reduction in financial margin with clients was more than offset by higher financial margin with the market and the lower cost of credit. Both moves were driven by the unexpectedly volatile macroeconomic scenario in the first quarter of 2020. Another highlight was the 0.8% increase in non-interest expenses in Brazil, despite the 8.3% inflation rate in the period. It is worth mentioning that we continue investing in technology and our business, and our efficiency program has significantly helped improve this performance significantly. The 3.5% increase in expenses in the consolidated is driven by foreign exchange variations on Latin American operations.

main figures

recurring managerial result	R$6.5 bn (2Q21)	+2.3% (2Q21 x 1Q21)
credit portfolio	R$909.1 bn (2Q21)	+0.3% (2Q21 x 1Q21)
financial margin with clients	R$16.8 bn (2Q21)	+3.9% (2Q21 x 1Q21)
financial margin with the market	R$2.0 bn (2Q21)	-19.1% (2Q21 x 1Q21)
cost of credit	R$4.7 bn (2Q21)	+14.1% (2Q21 x 1Q21)
fees and insurance	R$11.3 bn (2Q21)	+2.7% (2Q21 x 1Q21)
non-interest expenses	R$12.6 bn (2Q21)	+0.9% (2Q21 x 1Q21)


13.5%
15.7%
16.1%
18.5%
18.9%
4,205
5,030
5,388
6,398
6,543
2Q20
3Q20
4Q20
1Q21
2Q21
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Recurring Managerial Return on Average Equity **18.9%**

Itaú Unibanco Holding S.A.

08

Management Discussion & Analysis Executive Summary Customer support during the crisis Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia. Loan portfolio reprofiling for individuals, very small and small companies Balances at June 30th, 2021 Portfolio R$40.7 billion 11.5% decrease compared to March 2021 * delinquency ratios calculated based on the total balance of the reprofilled portfolio as of September 2020. Solutions offered to customers Grace periods of up to Extended loan terms of up to New interest rate conditions 120 days for individuals and 6 years for individuals and 180 days for small and medium companies 5 years for small and medium companies 2021 Forecast Below is our revised forecast for 2021: (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Itaú Unibanco Holding S.A. 9

Management Discussion & Analysis Executive Summary Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients grew by 3.9% in the quarter due to the higher average volume of credit, greater representation of revolving credit portfolios and the higher number of calendar days in the quarter. These positive effects were partially offset by the reduction in the credit spread for individuals, especially mortgages and vehicles.
- The 19.1% reduction in the financial margin with the market in the quarter was due to lower gains in the units in Latin America.

In R$ million	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Financial Margin with Clients	16,802	16,173	3.9%	16,468	2.0%	32,975	33,513	-1.6%
Financial Margin with the Market	1,991	2,461	-19.1%	1,307	52.3%	4,452	2,068	115.3%
Total	18,792	18,634	0.8%	17,776	5.7%	37,427	35,581	5.2%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
3.9%
16.2
(1.1)
15.1
0.4
0.1
0.1
(0.2)
0.1
15.7
1.1
16.8
1
2
3
4
1
1Q21
Working Capital(1) and other 1Q21
Spread-Sensitive Operations 1Q21
average asset portfolio
product mix
higher number of calendar days
spreads(2)
Latin America and other(3)
Spread-Sensitive Operations 2Q21
Working Capital(1) and other 2Q21
2Q21

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes liabilities' financial margin. (3) Includes Latin America margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.04 billion):** positive effect of the higher average rate on the remuneration of our own working capital.

2 **Average asset portfolio (+ R$0.4 billion):** growth in credit portfolios for both individuals and companies.

3 **Product mix (+ R$0.1 billion):** greater representation of products such as overdraft, personal credit and credit card positively influenced the product mix.

4 **Spreads (- R$0.2 billion):** mainly due to the reduction in the spreads on credit products for individuals, mainly mortgage and vehicles

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	2Q21 Average Balance (1)	2Q21 Financial Margin	2Q21 Average Rate (p.a.)	1Q21 Average Balance (1)	1Q21 Financial Margin	1Q21 Average Rate (p.a.)
Financial Margin with Clients	926,719	16,802	7.4%	924,117	16,173	7.3%
Spread-Sensitive Operations	814,447	15,683	7.9%	810,358	15,100	7.7%
Working Capital and Other	112,271	1,119	4.0%	113,759	1,073	3.8%
Cost of Credit		(4,692)			(4,111)	
Risk-Adjusted Financial Margin with Clients	926,719	12,110	5.3%	924,117	12,062	5.4%

(1) Average daily balance.

Consolidated


10.0%
10.0%
9.2%
8.4%
7.5%
7.3%
7.3%
7.4%
7.4%
6.7%
3.7%
4.3%
4.4%
4.5%
5.4%
5.3%
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Brazil


12.2%
11.9%
11.1%
10.2%
9.0%
8.6%
8.5%
8.6%
9.0%
8.4%
4.1%
5.2%
5.4%
6.2%
6.2%
5.9%
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

Highlights

- The increase in the cost of credit during the quarter was driven by the higher provision for loan losses in the Wholesale business segment in Brazil after two consecutive quarters of reversal. Additionally, discounts granted have also increased.
- Compared to the first half of 2020, the reduction in the cost of credit was driven by increased provisioning requirements in the first half of 2020, due to changes in the macroeconomic scenario and financial prospects of individuals and companies, captured by our expected loss provisioning model.

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Provision for Loan Losses	(4,834)	(4,435)	9.0%	(7,561)	-36.1%	(9,269)	(17,959)	-48.4%
Recovery of Loans Written Off as Losses	733	686	6.9%	738	-0.8%	1,418	1,404	1.0%
Result from Loan Losses	**(4,101)**	**(3,750)**	**9.4%**	**(6,823)**	**-39.9%**	**(7,851)**	**(16,555)**	**-52.6%**
Impairment	(8)	48	-116.8%	(196)	-95.9%	40	(285)	-114.0%
Discounts Granted	(583)	(409)	42.4%	(750)	-22.4%	(992)	(1,016)	-2.4%
Cost of Credit	**(4,692)**	**(4,111)**	**14.1%**	**(7,770)**	**-39.6%**	**(8,803)**	**(17,856)**	**-50.7%**

Cost of credit increased by R$581 million from the previous quarter, which was driven by the higher provision for loan losses in the Wholesale business segment in Brazil, after two consecutive quarters of reversal, driven by the risk rating downgrade of certain segment clients. Additionally, discounts granted increased in all segments.

Cost of credit was down R$9,054 million from the first half of 2020. This change is driven by changes in the macroeconomic scenario and the financial prospects of individuals and companies in the first half of 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses in the period.

Cost of Credit


R$ millions
3.9%
3.0%
2.8%
1.9%
2.1%
7,770
750
196
6,823
6,319
617
346
5,356
6,033
445
832
4,756
4,111
409
3,750
-48
4,692
583
8
4,101
2Q20
3Q20
4Q20
1Q21
2Q21
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
4.7
3.8
3.2
2.4
2.6
7,561
795
1,845
4,922
6,337
1,076
99
5,162
5,641
2,335
4,645
-1,339
4,435
522
4,219
-306
4,834
368
427
4,039
2Q20
3Q20
4Q20
1Q21
2Q21
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, provisions for loan losses increased in the Wholesale business segment in Brazil, due to downgrades in the risk ratings of certain clients, considering two consecutive quarters of reversal of provision for loan losses in this segment. The provision for loan losses in the Retail business segment in Brazil also decreased, driven by the lower provisioning required in the quarter, related to the improvement in the credit quality portfolio, given the nominally fall in NPL Creation. In Latin America, lower nonperforming loans and the sale of client portfolios in the corporate segment led to lower provisions for loan losses in the quarter.

Recovery of Loans Written off as Losses


R$ millions
738
981
885
686
733
2Q20
3Q20
4Q20
1Q21
2Q21

The increase from the previous quarter was mainly driven by the Wholesale business segment in Brazil. During the quarter, the sale of portfolios already written off as losses in the amount of R$394 million generated a positive impact of R$47 million on the recovery of loans and of R$26 million on recurring managerial result.

Itaú Unibanco Holding S.A.
13

Management Discussion & Analysis Income Statement Analysis Loan Portfolio by Risk Level Allowance for Loan Losses and Financial Guarantees Provided Brazil¹ Consolidated Compared to the end of March 2021, the allowance for loan losses and Total Allowance for Loan Losses (R$ million) financial guarantees provided was down by 6.7%. This decrease was 39,487 36,672 35,879 49,267 51,244 47,810 recorded in Latin America, mainly driven by the foreign exchange variations during the period. Loan Portfolio by Risk Level R$ millions 48.9% 51.5% 52.3% 47.4% 49.4% 50.6% 51,140 52,158 51,244 49,267 47,810 30.9% 26.8% 26.6% 26.8% 16,349 18,004 17,742 17,714 30.4% 30.0% 17,128 5.5% 10.8% 9.6% 9.0% 754 5.9% 5.9% 5.9% 6.2% 6.4% 981 932 802 5.0% 5.1% 6.3% 742 8.8% 7.1% 6.7% 8.8% 8.0% 7.3% Jun-20 Mar-21 Jun-21 Jun-20 Mar-21 Jun-21 AA A B C D-H 31,937 32,204 33,662 32,728 29,940 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Complementary Allowance Allowance for Financial Guarantees Provided Minimum Allowance The total allowance allocation by type of risk is as set out below Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to a 100% provision and loans which are not subject to a 100% provision. Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations. Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided. R$ millions Allocation of the Total Allowance by Type of Risk - Consolidated Jun-21 10,866 12,167 24,777 47,810 Mar-21 10,563 10,911 29,770 51,244 Jun-20 12,135 11,383 25,749 49,267 Overdue operations Aggravated risk rating Potential Loss 29,770 Provision < 100% Renegotiations 25,749 24,777 1,314 10,632 1,259 6,544 6,601 44% 73% 5,063 12,135 132 2,521 11,383 12,167 3,260 10,563 10,866 3,420 10,911 2,210 1,665 7,398 754 1,887 1,964 1,571 2,053 3,366 520 527 Fully Provisioned Overdue 2,820 2,651 2,826 706 9,717 394 912 15,878 15,966 8,156 8,375 6,992 11,806 56% 6,207 5,975 27% 2,052 305 4,955 Jun-20 Mar-21 Jun-21 Jun-20 Mar-21 Jun-21 Jun-20 Mar-21 Jun-21 Retail—Brazil ¹ Wholesale—Brazil ¹ Latin America ² ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 14

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Quality

Highlights

- The NPL 90 days overdue ratio (NPL 90) remained stable from the previous quarter. In Brazil, the ratio for the individuals segment was down to its lowest level since the merger between Itaú and Unibanco. The ratio for the corporate segment was down to its lowest level since 2012. These effects were offset by the increase in the NPL 90 days overdue ratio for very small, small and middle-market companies, driven by the ends of the grace periods of loans reprofiled in previous periods.
- The NPL 15 to 90 days overdue ratio (NPL 15-90) increased during the quarter, impacted by a specific Latin American client which entered delinquency.

Nonperforming Loans


R$ billions
17.5
14.7
15.1
12.7
16.3
13.7
17.2
13.9
16.9
14.1
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** the 1.6% decrease from the previous quarter was recorded in Latin America, mainly driven by the foreign exchange variations during the period.

NPL Ratio (%) | over 90 days


3.2
2.6
2.7
2.7
2.7
2.7
2.2
2.3
2.3
2.3
5.0
4.3
4.2
3.9
3.6
2.5
2.6
2.0
1.4
1.7
1.4
1.2
1.3
1.5
1.4
0.7
0.5
0.4
0.4
0.3
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Total
Brazil¹
Individuals
Corporate
Very Small, Small and Middle Market Companies
Latin America²

Both the total NPL 90 days ratio and that for Brazil remained stable compared to the previous quarter. In Brazil, lower personal loans and credit card payments overdue caused the NPL ratio in the individuals segment to record its lowest level since the merger between Itaú and Unibanco. The ratio for the corporate segment decreased from the previous quarter, reaching its lowest level since 2012. These effects were offset by the increase in the NPL 90 days overdue ratio for very small, small and middle-market companies, mainly driven by the ends of the grace periods of loans reprofiled in previous periods. In Latin America, the decrease in this ratio was mainly focused on the individuals segment in Chile and in Colombia.

NPL Ratio (%) | 15 to 90 days


2.5
1.7
2.0
1.8
2.0
1.9
1.7
1.9
1.8
2.0
1.9*
3.9
3.0
2.4
2.4
2.8
2.6
1.9
1.7
1.9
2.0
1.7*
1.0
1.1
1.8
1.6
1.4
0.9
0.7
0.6
0.5
0.8
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

* Excluding the effect of the specific Latin American client, the total NPL 15-90 ratio would have been 1.9% and the Latin America ratio would have been 1.7%.

The total NPL 15-90 days ratio reached 2.5%, a 50 basis point increase from the previous quarter. This increase was mainly due to a specific client in Latin America becoming delinquent, which increased the ratio by 190 basis points to 3.9%. This client is already subject to an adequate provision. Excluding the effects of this specific case, the total NPL 15-90 days ratio would be 1.9%, and 1.7% in Latin America.

In Brazil, this ratio declined for the individuals segment, mainly driven by the typical seasonal increase in the first quarter, when household expenses are at their highest. This ratio decreased for very small, small and middle-market companies, driven by clients with loans reprofiled in previous periods being rolled over to NPL 90, driven by the ends of the grace periods for these loans. The ratio for the corporate segment increased compared to the previous quarter, with no concentration in any specific client or sector.

[1] Includes units abroad ex-Latin America [2] Excludes Brazil.

Itaú Unibanco Holding S.A.

15

Management Discussion & Analysis | Income Statement Analysis
Itaú

Coverage Ratio | 90 days


339%
320%
281%
298%
283%
100%
106%
112%
111%
106%
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Total
Total (Expanded)


1013%
920%
952%
835%
922%
519%
470%
443%
430%
341%
315%
269%
282%
264%
254%
253%
212%
236%
230%
224%
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Total - Brazil*
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

The 1,500 basis point decrease in the total coverage ratio was driven by lower levels of provisions in Latin America, impacted by the foreign exchange variations in the period. However, the provision recognized due to the change in the macroeconomic scenario from the second half of March on, as captured by our expected loss provisioning model, maintains an adequate level of the coverage ratio.

* Includes units abroad ex-Latin America.

Loan Portfolio Write-Off


R$ millions
5,436
5,261
4,467
5,167
4,894
0.8%
0.8%
0.6%
0.7%
0.7%
2Q20
3Q20
4Q20
1Q21
2Q21
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased by 5.3% compared to the previous quarter. This ratio decreased for all segments in Brazil, which was partially offset by its increase in Latin America. The ratio of written-off operations to the total average loan portfolio balance remained stable compared to the previous quarter.

NPL Creation over Credit Portfolio(*)


1.7%
1.4%
1.3%
1.1%
0.9%
0.8%
0.9%
0.6%
0.5%
0.4%
0.3%
0.6%
0.1%
0.1%
0.1%
-0.1%
0.1%
0.0%
0.2%
0.1%
2Q20
3Q20
4Q20
1Q21
2Q21
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

Compared to the previous period, the decrease was mainly driven by the lower volume of NPL 90-day loans in Latin America, mainly for individuals in both Chile and Colombia. In the Retail business segment in Brazil, the face value of NPL Creation declined, associated with changes in the credit quality of the portfolio.

(*) The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loans Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
32.6
32.4
32.0
32.7
32.2
35.7
36.3
35.9
36.9
36.2
3.2
3.9
4.0
4.2
4.0
1.6
1.7
1.7
1.6
1.5
9.8
9.8
9.9
9.6
9.1
7.6
8.1
8.4
9.1
9.6
1.0
1.1
1.1
1.3
1.4
12.5
11.8
10.9
11.1
10.6
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The decrease of 1.8% in renegotiated loan operations was recorded for individual loans, both for those non-overdue and for those more than 90 days overdue at the time of renegotiation. The coverage ratio increased in the quarter driven by the recognition of provisions in view of the higher volume of loans overdue for over 90 days.


33.7%
32.6%
34.8%
36.1%
37.3%
11.5%
8.9%
16.2%
21.0%
22.1%
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Itaú Unibanco Holding S.A.
16

Management Discussion & Analysis Income Statement Analysis Commissions and Fees and Result from Insurance Operations¹ Highlights • Commissions and fees and result from insurance operations were up 2.7% from the first quarter driven by: (i) a 7.2% increase in revenue from card issuing activities, higher revenue from credit and debit cards; (ii) a 12.3% increase in revenue from advisory and brokerage services due to higher volumes, partially offset by lower revenue from the investment in XP, which ceased to be included, due to the spin-off on 31 May; (iii) 8.4% increase in revenue from loan operations and guarantees provided, mainly for mortgage and vehicle loans; and (iv) higher gains from performance fees, which caused an increase in revenue from asset management by 6.8%. • Compared to the previous half year, commissions and fees and result from insurance operations were up 6.6%. Highlights included higher revenue from card issuing activities, which increased by 10.0%, loan operations and guarantees provided were up 13.6%, driven by the higher level of credit origination,mainly for mortgage and vehicle loans; as well as the 53.6% increase in advisory and brokerage services, due to higher levels of capital market activity. In R$ millions 2Q21 1Q21 D 2Q20 D 1H21 1H20 D Credit and Debit Cards 3,062 2,887 6.0% 2,511 21.9% 5,949 5,535 7.5% Card Issuance 2,429 2,266 7.2% 1,983 22.5% 4,695 4,270 10.0% Acquiring 633 621 1.8% 528 19.7% 1,254 1,265 -0.9% Current Account Services 1,797 1,812 -0.8% 1,836 -2.2% 3,608 3,796 -4.9% Asset Management 1,416 1,337 5.9% 1,298 9.1% 2,752 2,793 -1.5% Fund Management Fees 1,224 1,147 6.8% 1,144 7.1% 2,371 2,463 -3.7% Consórcio Administration Fees 191 190 0.6% 154 24.0% 381 330 15.4% Advisory Services and Brokerage 1,386 1,234 12.3% 779 77.9% 2,620 1,706 53.6% Credit Operations and Guarantees Provided 665 614 8.4% 503 32.2% 1,279 1,125 13.6% Collection Services 496 481 3.1% 428 15.9% 977 890 9.8% Other 379 382 -0.8% 319 18.6% 761 627 21.3% Latin America (ex-Brazil) 786 819 -4.0% 721 9.0% 1,606 1,438 11.6% Commissions and Fees 9,986 9,566 4.4% 8,396 18.9% 19,552 17,910 9.2% Result from Insurance Operations¹ 1,344 1,469 -8.5% 1,508 -10.9% 2,813 3,061 -8.1% Total 11,330 11,035 2.7% 9,904 14.4% 22,365 20,971 6.6% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Revenue from credit and debit card issuing activities were up 7.2% from the previous quarter, driven by higher revenue. The 22.5% increase is also driven by higher revenue on a year-on-year basis. Revenue from acquiring activities was up 1.8% from the first quarter of 2021, driven by higher prepayment revenue and higher revenue from credit cards. The 19.7% increase year-on-year was due to the higher prepayment revenue and higher revenue from credit and debit cards, partially offset by lower revenue from rental of machinery. Card Issuance Activities Acquiring Activities R$ millions R$ millions Transaction Volume 33.0 34.2 35.6 Transaction Volume 2Q21 2Q21 1,418 30.3 30.6 1,311 1,305 29.8 R$146.8 billion 146,787 R$146.5 billion 146,461 8.2% 135,615 37,056 131,663 + (vs. 1Q21) + 11,2% (vs. 1Q21) 101,335 35,513 102,521 56,486 + 44.9% (vs. 2Q20) 25,509 + 42.9% (vs. 2Q20) 50,117 40,429 credit 109,731 credit 100,102 89,975 + 9.6% (vs. 1Q21) 75,826 + 10.3% (vs. 1Q21) 81,546 62,092 + 44.7% (vs. 2Q20) + 44.9% (vs. 2Q20) 2Q20 1Q21 2Q21 debit 2Q20 1Q21 2Q21 debit + + 4.3% (vs. 1Q21) Debit Card Transactions Volume 12.7% (vs. 1Q21) Credit Card Transactions Volume Debit Card Transactions Volume + 45.3% (vs. 2Q20 Credit Card Transactions Volume + 39.7% (vs. 2Q20) Equipment Base (thousands) Credit card accounts—does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

Revenue from current account services were down 0.8% from the previous quarter, mainly due to lower revenue from corporate packages.

Compared to the second quarter of 2020, revenue from current account services decreased by 2.2%, driven by lower revenue from the transfer of funds, due to the fee exemption since November 2020.

Revenue from current account services decreased by 4.9% over the first six months of the year, driven by lower revenue from the transfer of funds, in addition to the launch of PIX.

Asset Management

• Fund Management

Fund management fees were up 6.8% from the first quarter of 2021, driven by higher revenue from performance fees and up 7.1% on a year -on-year basis, driven by higher balances and fees. Compared to the previous half year, this reduction is due to lower performance fees.

Managed Portfolio and Investment Funds


R$ billions
+11.3%
+2.8%
1,299
1,343
1,387
1,407
1,446
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

Consórcio administration fees remained relatively stable compared to the previous quarter, recording a slight increase of 0.6%. These fees were up 24.0% and 15.4% on a year-on-year basis and from the previous halfyear, respectively, driven by the higher production in the respective periods.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided was up 8.4% in the quarter compared to 1Q21, up 32.2% compared to 2Q20 and up 13.6% for the year-to-date. These increases were driven by higher volumes of loan operations, and the highlights are mortgage and vehicle loans.

These results for the periods were partially offset by lower fees on financial guarantees provided, despite the slight increase in the volume.

Collection Services

Revenue from collection services was up 3.1% from the previous quarter, driven by higher volumes, result of the resumption of economic activity.

This revenue was up 15.9% and 9.8% compared to the same quarter and the same half-year of the previous year, respectively, driven by the resumption of economic activity, with increased volume.

Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by R$152 million from the previous quarter and were up 77.9% on a year-on-year basis, by the amount of R$607 million. This revenue, driven by higher volumes, offset the exit from the investment in XP.

In the first half year of 2021, revenue from advisory and brokerage services was up R$914 million, a 53.6% increase, driven by higher volumes and also including the result of the investment in XP.

Fixed Income: we entered into local operations involving debentures, promissory notes and securitization, which totaled R$13,650 million in 2021, and were ranked first in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: we entered into 21 transactions (including Block Trade) in South America in the second quarter of 2021, which totaled R$9,195 million, and were ranked first in the Dealogic ranking.

Mergers and Acquisitions: in the second quarter of 2021, we provided financial advisory services on 11 transactions in Brazil, totaling R$7,586 million and we were ranked second in the Dealogic ranking.

Itaú Unibanco Holding S.A. 18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The result from insurance, pension plan and premium bonds was impacted by the provision constitution as a result of the liability adequacy testing carried out and, as well as the effects of the COVID-19 pandemic on the insurance market, in retained claims growth in the quarter. These effects were partially offset by the increase in earned premiums and in revenues from premium bonds due to higher sales, with a positive effect on the portfolio.
- Compared to the first half of 2020, the decrease in the result from insurance, pension plan and premium bonds was driven by higher retained claims, impacted by the COVID-19 pandemic, which affected the entire insurance market, and by the provision constitution of a provision based on the liability adequacy testing carried out in the second quarter of 2021.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Earned Premiums	1,167	1,131	3.2%	1,113	4.9%	2,298	2,264	1.5%
Revenues from Pension Plan	(83)	(14)	504.1%	(17)	386.7%	(97)	(22)	344.0%
Revenues from Premium Bonds	100	86	15.6%	61	62.3%	186	169	10.1%
Managerial Financial Margin	19	16	19.7%	25	-22.5%	35	(9)	-
Commissions and Fees	523	512	2.3%	495	5.7%	1,035	1,045	-0.9%
Earnings of Affiliates	120	98	22.3%	161	-25.8%	218	279	-22.0%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,846**	**1,829**	**0.9%**	**1,839**	**0.4%**	**3,675**	**3,726**	**-1.4%**
Retained Claims	(497)	(356)	39.6%	(321)	54.9%	(853)	(651)	31.2%
Insurance Selling Expenses	(4)	(4)	-2.1%	(10)	-55.5%	(9)	(14)	-39.9%
Result from Insurance, Pension Plan and Premium Bonds	**1,344**	**1,469**	**-8.5%**	**1,508**	**-10.9%**	**2,813**	**3,061**	**-8.1%**
Recurring Managerial Result	**506**	**576**	**-12.0%**	**652**	**-22.4%**	**1,082**	**1,264**	**-14.4%**

The decrease in the result from insurance, pension plan and premium bonds in the quarter is related to the liability adequacy test carried out and higher retained claims, mainly due to the COVID-19 pandemic. These effects were partially offset by higher earned premiums in the life, mortgage and credit life insurance portfolios and revenues from premium bonds as a result of growth in sales.

Compared to the first half of 2020, the worsening of the COVID-19 pandemic led to an increase in retained claims in the period, mainly in the life, mortgage, credit life and family protection insurance portfolios. Additionally, a provision constitution, as a result of the liability adequacy test carried out in the second quarter of 2021, was necessary. These effects led to the decline in the result from insurance, pension plan and premium bonds in the period.

Earned Premiums Breakdown


R$ millions
1,113
1,095
1,123
1,131
1,167
7.0%
9.8%
6.0%
15.4%
15.8%
46.0%
7.1%
10.0%
6.2%
14.7%
15.6%
46.4%
7.1%
10.3%
5.8%
14.0%
16.2%
46.7%
7.0%
10.8%
5.7%
13.5%
16.2%
46.8%
6.9%
11.7%
4.6%
13.4%
16.0%
47.4%
2Q20
3Q20
4Q20
1Q21
2Q21
Life and Personal Accidents
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
28.8%
33.1%
30.3%
31.5%
42.6%
321
363
340
356
497
16.4%
5.6%
4.2%
12.4%
14.5%
47.0%
16.0%
6.2%
4.6%
11.1%
13.2%
48.9%
14.5%
4.5%
6.2%
10.5%
13.2%
51.1%
13.6%
4.9%
6.4%
10.5%
10.3%
54.4%
10.9%
10.3%
6.6%
12.5%
6.6%
53.2%
2Q20
3Q20
4Q20
1Q21
2Q21
Life and Personal Accidents
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	2Q21	2Q20	Δ
Earned Premiums	1,104	1,050	5.2%
Retained Claims	(447)	(276)	61.7%
Selling Expenses	(2)	(3)	-46.6%
Underwriting Margin	**656**	**770**	**-14.8%**
Managerial Financial Margin	(6)	13	-
Commissions and Fees	128	104	23.3%
Other Income and Expenses [1]	(370)	(384)	-3.6%
Recurring Managerial Result	**408**	**504**	**-19.0%**
Recurring Return on Allocated	**66.1%**	**91.0%**	**-24.9 p.p.**
Combined Ratio	**70.8%**	**52.4%**	**18.4 p.p.**

The recurring insurance activities include bancassurance products related to life, property, credit life and third party insurance policies. In the second quarter of 2021, the earned premiums increased by 5.2%, due to higher sales of life, mortgage and protected card insurance policies, and the commissions and fees also increased, driven by higher sales of third-party insurance policies, when compared to the same period of the previous year. On the other hand, retained claims increased due to the COVID-19 pandemic worsening, as well as the entire insurance market, and managerial financial margin was lower in this quarter. The sum of these effects led to a 19.0% reduction in the recurring activities result in the period.

[1] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activities. Previously this was treated as a Pension Plan product.

Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses increased by 0.9% compared to the previous quarter, driven by higher personnel expenses, which are seasonally lower in the first quarter. This increase was partially offset by lower administrative expenses, mainly marketing and third party service expenses.
- Strategic cost management led to a 0.8% increase in expenses in Brazil from the first half of 2020, despite the 8.3% inflation rate (IPCA) in the period. The growth in expenses in Latin America, driven by the foreign exchange variation, resulted in a 3.5% increase in total non-interest expenses.

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Personnel Expenses	**(5,000)**	**(4,919)**	**1.6%**	**(4,590)**	**8.9%**	**(9,919)**	**(9,238)**	**7.4%**
Compensation, Charges and Social Benefits	(3,653)	(3,611)	1.2%	(3,549)	2.9%	(7,264)	(7,023)	3.4%
Management and Employees' Profit Sharing [1]	(1,315)	(1,252)	5.1%	(1,021)	28.9%	(2,567)	(2,100)	22.3%
Employee Terminations	(18)	(44)	-58.4%	(5)	256.0%	(62)	(80)	-22.8%
Training	(13)	(13)	4.5%	(15)	-11.5%	(26)	(35)	-27.3%
Administrative Expenses	**(3,883)**	**(3,991)**	**-2.7%**	**(4,015)**	**-3.3%**	**(7,874)**	**(8,042)**	**-2.1%**
Third-Party and Financial System Services, Security and Transportation	(1,501)	(1,543)	-2.7%	(1,540)	-2.5%	(3,044)	(3,099)	-1.8%
Data Processing and Telecommunications	(808)	(828)	-2.4%	(832)	-2.9%	(1,636)	(1,639)	-0.2%
Facilities and Materials	(655)	(642)	2.0%	(712)	-8.0%	(1,297)	(1,393)	-6.9%
Depreciation and Amortization	(675)	(677)	-0.3%	(644)	4.8%	(1,352)	(1,262)	7.1%
Advertising, Promotions and Publications	(146)	(220)	-33.8%	(200)	-27.3%	(366)	(436)	-16.2%
Other	(99)	(81)	22.5%	(87)	13.9%	(180)	(212)	-15.0%
Provision Expenses	**(582)**	**(515)**	**12.9%**	**(767)**	**-24.1%**	**(1,097)**	**(1,506)**	**-27.1%**
Provision for lawsuits civil	(206)	(183)	12.3%	(202)	1.9%	(389)	(385)	0.9%
Provision for labor claims	(374)	(318)	17.4%	(545)	-31.5%	(692)	(1,078)	-35.8%
Provision for tax and social security obligations	(14)	(2)	763.5%	(7)	101.4%	(15)	(21)	-27.7%
Other risks	11	(12)	-190.3%	(13)	-185.9%	(1)	(22)	-94.4%
Operating Expenses	**(986)**	**(905)**	**8.9%**	**(815)**	**20.9%**	**(1,890)**	**(1,804)**	**4.8%**
Selling - Credit Cards	(699)	(659)	6.2%	(536)	30.6%	(1,358)	(1,256)	8.2%
Contingencies, Claims and Other	(286)	(246)	16.2%	(280)	2.3%	(532)	(548)	-2.9%
Other Tax Expenses [2]	**(99)**	**(91)**	**8.7%**	**(111)**	**-10.4%**	**(191)**	**(209)**	**-8.6%**
Total - Brazil	**(10,550)**	**(10,422)**	**1.2%**	**(10,297)**	**2.5%**	**(20,972)**	**(20,799)**	**0.8%**
Latin America (ex-Brazil) [3]	**(2,011)**	**(2,024)**	**-0.7%**	**(1,812)**	**11.0%**	**(4,035)**	**(3,366)**	**19.9%**
Total	**(12,560)**	**(12,446)**	**0.9%**	**(12,109)**	**3.7%**	**(25,006)**	**(24,165)**	**3.5%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by: **(I)** higher personnel expenses due to the seasonally higher vacation volume in the first quarter and to the increase in profit sharing expenses; **(II)** higher expenses related to provisions for labor contingencies, impacted by the higher volume of labor claims; and **(III)** higher operating expenses, driven by the increase in credit card commissions expenses, due to the growth in the transactions volume. This increase was partially offset by lower administrative expenses, mainly marketing and third party service expenses.

Compared to the first half of 2020, non-interest expenses were up 0.8% in Brazil. During the period, we invested in technology and business, and our efficiency program saved approximately R$800 million. Personnel expenses increased, driven by the inclusion of ZUP's results in the net income as from the second quarter of 2020, the tariff adjustments by healthcare plan operators and the increase in profit sharing expenses. Operating expenses were also higher, driven by the increase in expenses related to credit card commissions, due to the higher transaction volume. In Latin America, expenses increased driven by foreign exchange variations during the period.

Number of Employees - in thousands


97.4
12.6
0.5
74.5
9.9
96.9
12.1
0.5
73.8
10.5
96.5
12.1
0.6
72.9
11.0
97.1
12.1
0.6
72.6
11.8
98.3
12.0
0.7
72.6
13.0
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

98.3 thousand
employees at the end of the 2Q21

▲ **+1.2%** (2Q21/1Q21)
▲ **+0.8%** (2Q21/2Q20)

As part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area, leading our workforce to increase by 0.8% year-on-year.

Note: Includes all the employees of companies controlled by the Bank.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio

Efficiency Ratio:


46.5
48.0
49.4
44.6
44.5
44.8
45.4
47.0
43.2
42.2
45.1 43.5
45.7 43.8
47.1 45.0
47.1 45.1
46.6 44.4
2Q20
3Q20
4Q20
1Q21
2Q21
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: increase of 150 basis points year-on-year. During the period, non-interest expenses were up 2.1%, whereas revenue decreased by 0.9%.

Non-interest expenses in Brazil


2Q20
3Q20
4Q20
1Q21
2Q21
2.5%
-6.8%
-4.2%
-0.3%
-0.8%
-8.8%
-7.2%
-4.6%
-6.5%
-5.4%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Non-interest expenses in Brazil were up 2.5% year-on-year. During the same period, the inflation rate was 8.3% (IPCA). Therefore, the actual decrease in the second quarter of 2021, adjusted for inflation, was 5.4%.

Digitalization

Branches Efficiency Ratio in 2Q21

Brick and Mortar Branches	Digital Branches
72.2%	32.8%

Complete digital offering	More speed (less Time to Market)
▲ **+81%** (2020 vs. 2019)	▼ **-25%** (2020 vs. 2019)

The investment in technology enabled the modernization of our platform. We delivered 81% more technological solutions to our clients in 2020, adding new services and features to our digital platforms. In addition, this investment enabled an increase in productivity and a reduction in the time required to implement technology solutions by 25% in 2020.

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 3.7% year-on-year, driven by the closure of brick and mortar branches.


45,809
45,889
45,556
45,319
45,420
23,386
23,676
23,798
23,618
23,798
1,085
1,066
1,071
1,076
1,070
571
572
570
562
560
20,767
20,575
20,117
20,063
19,992
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Brazil
ESB
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 3.6% in the number of brick and mortar branches in Brazil.


4,487
4,431
4,336
4,334
4,326
195
195
195
195
197
3,155
3,127
3,041
3,041
3,041
669
664
656
654
649
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)
Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
106	298	273	2,610	587

(*) In June 2021. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.
21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were down 2.8% in the quarter and down 0.5% in the last 12 months, mainly due to exchange variations and reduced liquidity. The 28.5% decrease in permanent assets was driven by the effects of the partial spin-off of the investment held in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result Itaú Unibanco no longer has equity interest in XP Inc. or an equity interest in XPart.
- Deposits decreased by 3.4% in the quarter, driven by the foreign exchange variations in our Latin American operations, and increased by 9.1% in the last 12 months, mainly due to increases in demand deposits (14.8% p.a.), savings deposits (12.5% p.a.), and time deposits (6.8% p.a.). The stockholders' equity decreased 3.1% in the quarter due to the partial spin-off of XP Inc.

Assets (In R$ millions, end of period)	2Q21	1Q21	Δ	2Q20	Δ
Current and Long-term Assets	**2,039,237**	**2,087,728**	**-2.3%**	**2,039,147**	**0.0%**
Cash	39,837	39,369	1.2%	85,428	-53.4%
Interbank Investments	218,463	252,251	-13.4%	316,297	-30.9%
Securities	657,745	659,818	-0.3%	562,160	17.0%
Derivative Financial Instruments	70,738	74,775	-5.4%	83,828	-15.6%
Interbank and Interbranch Accounts	152,396	137,576	10.8%	127,087	19.9%
Loan, Lease and Other Loan Operations	676,749	687,447	-1.6%	609,192	11.1%
Other Assets	223,309	236,492	-5.6%	255,155	-12.5%
Permanent Assets	**26,507**	**37,089**	**-28.5%**	**35,975**	**-26.3%**
Total Assets	**2,065,744**	**2,124,817**	**-2.8%**	**2,075,122**	**-0.5%**

Liabilities (In R$ millions, end of period)	2Q21	1Q21	Δ	2Q20	Δ
Current and Long-Term Liabilities	**1,915,895**	**1,969,123**	**-2.7%**	**1,934,181**	**-0.9%**
Deposits	793,501	821,379	-3.4%	727,196	9.1%
Deposits Received under Securities Repurchase Agreements	250,190	261,774	-4.4%	316,954	-21.1%
Funds from Acceptances and the Issue of Securities	127,625	140,351	-9.1%	145,140	-12.1%
Interbank and Interbranch Accounts	74,251	61,613	20.5%	51,945	42.9%
Borrowing and Onlending	85,777	88,393	-3.0%	95,184	-9.9%
Bonds	65,701	73,615	-10.8%	89,137	-26.3%
Provisions	17,160	17,137	0.1%	16,365	4.9%
Allowance for Financial Guarantees Provided	742	802	-7.5%	981	-24.4%
Technical Provisions for Insurance	221,664	220,441	0.6%	218,386	1.5%
Other Liabilities	279,284	283,619	-1.5%	272,892	2.3%
Deferred Income	**3,207**	**3,346**	**-4.2%**	**3,123**	**2.7%**
Minority Interest in Subsidiaries	**10,617**	**11,979**	**-11.4%**	**11,461**	**-7.4%**
Stockholders' Equity	**136,025**	**140,369**	**-3.1%**	**126,357**	**7.7%**
Total Liabilities and Equity	**2,065,744**	**2,124,817**	**-2.8%**	**2,075,122**	**-0.5%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	2Q21	1Q21	Δ
Investments Abroad	60,169	67,631	-11.0%
Net Foreign Exchange Position (Except Investments Abroad)	(83,048)	(94,367)	-12.0%
Total	**(22,879)**	**(26,736)**	**-14.4%**
Total in US$	**(4,574)**	**(4,693)**	**-2.5%**

The net foreign exchange position, including the tax effects on the net balances of other assets and liabilities denominated in foreign currencies, is the result of low levels of exposure to exchange variations. The increase in foreign investments is driven by the foreign exchange variation during the period.

Itaú Unibanco Holding S.A.

22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individual loan portfolio was up 7.1% in the quarter. In the second quarter, we maintained the mortgage loans portfolio at its highest ever level of production, with a 12.8% increase. Also noteworthy are the increases in (i) credit cards, driven by the recovery of economic activity and strategic changes in our product offering; (ii) vehicle financing associated with higher demand, mainly for used vehicles; and (iii) payroll loans, specifically in the INSS portfolio, associated with the increase in the consignable margin due to regulatory changes. • The companies loan portfolio decreased by 2.4% in the quarter, due to credit demand migration towards capital market products. In the 12 month period, this portfolio grew by 9.3%, with significant increases in vehicles, as a result of higher client demand, rural loans, and working capital due to credit lines granted through the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (Fundo Garantidor de Investimentos – FGI). Credit Portfolio by Product In R$ billion, end of period 2Q21 1Q21 D 2Q20 D Individuals—Brazil (1) 278.9 260.4 7.1% 228.0 22.3% Credit Card Loans 88.3 82.8 6.7% 72.9 21.2% Personal Loans 35.2 34.8 1.3% 36.4 -3.4% Payroll Loans (2) 59.1 56.1 5.5% 50.4 17.3% Vehicle Loans 25.8 24.4 5.7% 19.5 32.3% Mortgage Loans 70.5 62.4 12.8% 48.8 44.4% Rural Loans 0.0 0.0 0.0% 0.1 -15.8% Companies—Brazil (1) 250.0 256.3 -2.4% 228.7 9.3% Working Capital (3) 163.4 169.6 -3.6% 131.4 24.3% BNDES/Onlending 7.5 7.9 -5.9% 9.7 -23.0% Export/Import Financing 48.5 50.2 -3.2% 63.2 -23.1% Vehicle Loans 15.2 13.2 15.8% 10.1 51.5% Mortgage Loans 4.5 4.3 4.1% 5.0 -9.5% Rural Loans 10.9 11.1 -2.1% 9.4 15.8% Latin America (4) 194.9 221.2 -11.9% 200.8 -2.9% Total without Financial Guarantees Provided 723.8 737.9 -1.9% 657.5 10.1% Financial Guarantees Provided 78.1 75.0 4.0% 70.0 11.5% Total with Financial Guarantees Provided 801.9 812.9 -1.4% 727.5 10.2% Corporate Securities (5) 107.2 93.4 14.7% 83.9 27.8% Total Risk 909.1 906.4 0.3% 811.3 12.0% (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Credit Concentration Corporate Credit Portfolio with Financial Guarantees by Business Sector Largest debtors, as of June 30, 2021 In R$ billions, end of period 2Q21 1Q21 Only 13.8% of the credit risk is concentrated on the 100 -23.1% Public Sector 3.6 4.6 largest debtors. -4.1% Private Sector 436.1 454.5 -9.4% Real Estate 30.3 33.4 In R$ billions Risk* Risk / Total credits Risk / Total assets 4.5% Transportation 28.7 27.4 Largest debtor 6.4 0.8% 0.3% 2.4% Food and beverages 25.7 25.1 10 Largest debtors 33.8 4.2% 1.6% -8.3% Agribusiness and fertilizers 23.9 26.0 20 Largest debtors 50.3 6.3% 2.4% 0.4% Energy and water treatment 21.0 20.9 50 Largest debtors 9.9% 3.9% -7.5% Banks and financial institutions 18.2 19.7 79.6 100 Largest debtors 13.8% 4.9% -5.7% Vehicles and auto parts 17.2 18.3 101.0 -5.8% Petrochemicals and chemicals 14.7 15.6 (*) Including Financial Guarantees Provided. -3.4% Pharmaceuticals and cosmetics 11.1 11.4 Credit Portfolio without Financial Guarantees -11.6% Infrastructure work 10.8 12.2 Provided by Vintage -13.8% Electronics and IT 10.0 11.6 -7.9% Steel and metallurgy 9.8 10.6 657 738 724 -5.7% Oil and gas 9.4 10.0 In R$ billions -2.7% Telecommunications 9.0 9.2 30.8% 33.1% 32.7% -11.3% Mining 8.7 9.8 q = <-5 4.2% 6.4% -7.2% Entertainment and tourism 8.3 9.0 q—4 4.7% 6.5% 9.3% 9.9% 0.8% Capital assets 7.1 7.0 8.6% 7.5% Construction materials 6.5 6.1 q—3 11.6% 9.9% 11.7% 10.7% 4.2% Clothing & Footwear 5.8 5.5 q—2 12.5% -10.3% Services—Other 51.3 57.2 q—1 35.3% 32.4% 3.4% Commerce—Other 32.7 31.6 29.8% -12.3% Industry—Other 10.3 11.8 Actual quarter (q) 1.1% Other 65.6 64.8 2T20 1T21 2T21 2Q20 1Q21 2Q21 -4.2% Total 439.6 459.1 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Jun-21	31.7%	21.2%	25.3%	12.6%	9.2%
Jun-20	32.0%	22.1%	21.4%	16.0%	8.5%
Jun-14	31.1%	17.4%	15.3%	16.4%	19.8%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Jun-21	49.6%	50.4%
Jun-20	55.5%	44.5%
Jun-14	65.4%	34.6%

Payroll loans

R$59.1 bn as of June 30, 2021

▲ + 5.5% (vs. Mar-21) ▲ + 17.3% (vs. Jun-20)

The payroll loan portfolio for INSS pensioners was up 4.3% from the end of March 2021, associated with the increase in the consignable margin in the quarter.

Portfolio by origination (%)
2nd Quarter of 2021


52%
48%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
2nd Quarter of 2021


INSS
Private sector
Public sector
7.2
4.6
47.4

Mortgage loans[2]

R$75.0 bn as of June 30, 2021

▲ + 12.3% (vs. Mar-21) ▲ + 39.4% (vs. Jun-20)

94.0% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations
2nd Quarter of 2021

R$14.0 bn

▲ + 239.9% (vs. 2Q20)

87.8% of total mortgage credit is originated by borrowers

Loan-to-value

Ratio of the amount of the financing to the total value of real estate property.

Vintage (quarterly average): 56.0% | Portfolio: 44.5%

Corporate loans

R$124.0 bn as of June 30, 2021

▼ - 7.4% (vs. Mar-21) ▼ - 2.4% (vs. Jun-20)

In the second quarter of 2021, credit origination[3] decreased 15% year-on-year, due to credit demand migration towards capital market products.

Credit cards

R$88.3 bn as of June 30, 2021

▲ + 6.7% (vs. Mar-21) ▲ + 21.2% (vs. Jun-20)


11.3%
10.1%
78.6%
6.6%
8.2%
85.1%
6.3%
8.4%
85.4%
Jun-20
Mar-21
Jun-21
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes nonperforming loans more than one day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$25.8 bn as of June 30, 2021

▲ + 5.7% (vs. Mar-21) ▲ + 32.3% (vs. Jun-20)

Originations
2nd Quarter of 2021

R$4.8 bn

▲ + 127.1% (vs. 2Q20)

Average Term: 45 months | % Average Down Payment: 41% | Average Ticket: R$42.5 thousand

Loan-to-value

Vintage (quarterly average): 57.0% | Portfolio: 61.5%

Very small, small and middle market

R$126.1 bn as of June 30, 2021

▲ + 3.0% (vs. Mar-21) ▲ + 24.0% (vs. Jun-20)

In the second quarter of 2021, credit origination[3] for very small, small and middle-market companies was up 16% year-on-year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.
24

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Funding from clients decreased by 3.6% in the quarter, mainly driven by the effects of exchange variations on our Latin American operations, and grew by 6.5% in the last 12 months, boosted by (i) demand deposits, up 14.8%, (ii) savings deposits, up 12,5%, and (iii) time deposits, up 6.8%. This growth is associated with the positive flow of funds, notably from the second half of March 2020.
- The assets under management grew by 1.4% in the quarter and 12.6% in the last 12 months, represented by the increase of 10.9% in own products and 21.7% in open platform products, year-on-year.

In R$ millions, end of period	2Q21	1Q21	Δ	2Q20	Δ
Funding from Clients (A)	**859,263**	**891,298**	**-3.6%**	**806,755**	**6.5%**
Demand Deposits	136,318	141,657	-3.8%	118,787	14.8%
Savings Deposits	184,228	183,265	0.5%	163,755	12.5%
Time Deposits	469,647	491,630	-4.5%	439,797	6.8%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	474	1,187	-60.1%	3,392	-86.0%
Funds from Bills[1] and Structured Operations Certificates	68,596	73,559	-6.7%	81,024	-15.3%
Other Funding (B)	**182,486**	**197,765**	**-7.7%**	**202,827**	**-10.0%**
Onlending	10,578	10,803	-2.1%	11,694	-9.6%
Borrowing	75,199	77,590	-3.1%	83,490	-9.9%
Securities Obligations Abroad	59,030	66,793	-11.6%	64,116	-7.9%
Other[2]	37,680	42,580	-11.5%	43,526	-13.4%
Portfolio Managed and Investment Funds (C)	**1,478,407**	**1,444,898**	**2.3%**	**1,331,135**	**11.1%**
Total (A) + (B) + (C)	**2,520,156**	**2,533,961**	**-0.5%**	**2,340,717**	**7.7%**
Assets under Management	**2,027,726**	**1,999,257**	**1.4%**	**1,801,021**	**12.6%**
Own Products	**1,692,860**	**1,673,292**	**1.2%**	**1,525,804**	**10.9%**
Open Platform	**334,866**	**325,965**	**2.7%**	**275,217**	**21.7%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 80.7% in the second quarter of 2021.


75.6%
76.8%
76.7%
77.5%
80.7%
65.1%
66.3%
66.5%
67.8%
69.5%
In R$ Billions
1,010
870
657
1,039
897
689
1,069
927
711
1,089
952
738
1,042
897
724
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On June 30, 2021, our Tier I Capital ratio reached 13.5%, consisting of 11.9% Common Equity Tier I and of 1.6% Additional Tier I.


13.0%
1.7%
11.3%
Tier I Mar-21
0.0%
Partial Spin-off of XP Inc.
0.4%
Net income in the quarter
0.2%
Prudential Adjustments(1)
-0.1%
Additional Capital
13.5%
1.6%
11.9%
Tier I Jun-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Mostly tax credits.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 0.8% driven by the net income for the period, partially offset by the payment of mandatory minimum dividends.

RWA: decrease of R$23,565 million. The lower amount of credit risk-weighted assets (RWA_{CPAD}) was mainly due to the appreciation of the Brazilian Real and the reduction in tax credits.

BIS ratio: increase of 40 basis points, mainly driven by the net income for the period. In June 2021, the BIS ratio was 4.275 p.p. above the minimum required with capital buffers (10.625%).

In R$ million, end of period	2Q21	1Q21
Common Equity Tier I	**124,964**	**121,025**
Tier I (Common Equity + Additional Capital)	**141,674**	**139,552**
Referential Equity (Tier I and Tier II)	**156,561**	**155,280**
Total Risk-weighted Assets (RWA)	**1,048,628**	**1,072,193**
Credit Risk-weighted Assets (RWA_{CPAD})	941,021	963,403
Operational Risk-weighted Assets (RWA_{OPAD})	82,026	82,026
Market Risk-weighted Assets (RWA_{MINT})	25,581	26,764
Common Equity Tier I Ratio	**11.9%**	**11.3%**
Tier I Capital Ratio	**13.5%**	**13.0%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**14.9%**	**14.5%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 180.9%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Jun-21	Mar-21
HQLA	324,440	356,222
Potential Cash Outflows	179,322	186,513
LCR (%)	180.9%	191.0%

Net Stable Funding Ratio (NSFR)

The NSFR was 122.7% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Jun-21	Mar-21
Available Stable Funding	949,811	990,197
Required Stable Funding	774,165	792,199
NSFR (%)	122.7%	125.0%

For 2021, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	2Q21	1Q21
VaR by Risk Factor		
Interest Rates	974	893
Currency	11	10
Shares on the Stock Exchange	60	45
Commodities	3	6
Diversification Effects	**(569)**	**(658)**
Total VaR	**479**	**296**
Maximum VaR in the quarter	507	329
Average VaR in the quarter	376	271
Minimum VaR in the quarter	252	198

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A. 26

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, the Wholesale Business and Activities with the Market + Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very small and small companies.

Highlights

- The 10.2% increase in the recurring managerial result in the quarter was boosted by higher financial margin, driven by higher credit volume, and higher commissions and fees, mainly due to higher revenue from card issuing activities. Additionally, higher personnel expenses are driven by typical first-quarter seasonality.
- The recurring managerial result was up 37.2% year-on-year. Financial margin decreased, driven by the change in the loan portfolio mix with lower use of revolving credit and the higher use of secured credit products. Commissions and fees increased. Additionally, the cost of credit was down 20.9%.

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ
Operating Revenues	**18,214**	**17,557**	**3.7%**	**17,691**	**3.0%**
Managerial Financial Margin	10,344	9,966	3.8%	10,603	-2.4%
Commissions and Fees	6,115	5,885	3.9%	5,448	12.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,755	1,706	2.9%	1,639	7.1%
Cost of Credit	**(3,969)**	**(4,049)**	**-2.0%**	**(5,018)**	**-20.9%**
Retained Claims	**(494)**	**(354)**	**39.5%**	**(320)**	**54.3%**
Other Operating Expenses	**(9,784)**	**(9,562)**	**2.3%**	**(9,575)**	**2.2%**
Income before Tax and Minority Interests	**3,966**	**3,592**	**10.4%**	**2,777**	**42.8%**
Income Tax and Social Contribution	**(1,423)**	**(1,279)**	**11.3%**	**(974)**	**46.1%**
Minority Interests in Subsidiaries	**(108)**	**(102)**	**5.5%**	**(28)**	**281.8%**
Recurring Managerial Result	**2,435**	**2,210**	**10.2%**	**1,774**	**37.2%**
Recurring Return on Average Allocated Capital	**21.0%**	**19.4%**	**1.6 p.p.**	**15.3%**	**5.7 p.p.**
Efficiency Ratio (ER)	**51.9%**	**52.3%**	**-0.4 p.p.**	**51.8%**	**0.1 p.p.**

Loan Portfolio (R$ billion)


+25.3%
+6.8%
274.4
292.9
316.5
322.1
344.0
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

Digital Transformation in Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)


11.9
13.5
15.1
1.2
1.2
1.3
Jun-19
Jun-20
Jun-21
Individuals
Companies

Share of Transactions

through digital channels*

	2Q21	2Q20	2Q19
Credit	33%	25%	18%
Investments	53%	46%	46%
Payments	86%	85%	80%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Business segment.

Online account opening flow

Individuals accounts (in thousands)


205
645
637
2Q19
2Q20
2Q21

[1] Internet, mobile and SMS on Retail Bank.

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was up 3.1% in the quarter, driven by the increases in financial margin, due to higher gains from structured operations, and commissions and fees, with higher revenue from investment banking operations and higher performance fees in fund management. These positive effects were partially offset by the higher cost of credit, driven by downgrades in the risk ratings of clients in certain segment.
- The recurring managerial result was up 206.6% year-on-year, driven by higher financial margin, due to the higher volume of credit, higher revenues from investment banking operations and the lower cost of credit.

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ
Operating Revenues	**9,286**	**8,614**	**7.8%**	**7,790**	**19.2%**
Managerial Financial Margin	5,681	5,304	7.1%	5,123	10.9%
Commissions and Fees	3,530	3,190	10.7%	2,551	38.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	75	120	-36.9%	116	-35.1%
Cost of Credit	**(723)**	**(62)**	**1067.0%**	**(2,757)**	**-73.8%**
Retained Claims	**(3)**	**(2)**	**53.6%**	**(1)**	**309.1%**
Other Operating Expenses	**(4,334)**	**(4,350)**	**-0.4%**	**(3,999)**	**8.4%**
Income before Tax and Minority Interests	**4,226**	**4,200**	**0.6%**	**1,033**	**309.2%**
Income Tax and Social Contribution	**(1,422)**	**(1,620)**	**-12.3%**	**(189)**	**651.6%**
Minority Interests in Subsidiaries	**(276)**	**(126)**	**118.2%**	**(19)**	**1369.6%**
Recurring Managerial Result	**2,528**	**2,453**	**3.1%**	**825**	**206.6%**
Recurring Managerial Return on Average Allocated Capital	**17.6%**	**17.3%**	**0.3 p.p.**	**5.6%**	**12.0 p.p.**
Efficiency Ratio (ER)	**43.7%**	**48.0%**	**-4.3 p.p.**	**48.9%**	**-5.2 p.p.**

Loan Portfolio (R$ billion)



- 0.8%
- 8.6%
383.1
396.4
394.1
415.8
379.9
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

Assets under management - ANBIMA ranking (R$ billion)



+ 8.3%
+ 3.5%
720.2
741.8
752.7
753.5
779.8
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Assets under management (Itaú Unibanco e Intrag)

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	2Q21	1Q21	Δ	2Q20	Δ
Operating Revenues	**3,125**	**3,858**	**-19.0%**	**2,530**	**23.5%**
Managerial Financial Margin	2,768	3,364	-17.7%	2,050	35.0%
Commissions and Fees	341	491	-30.5%	397	-14.0%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	16	4	290.4%	84	-81.3%
Cost of Credit	**0**	**(0)**	**-**	**6**	**-99.8%**
Other Operating Expenses	**(327)**	**(317)**	**3.1%**	**(177)**	**84.6%**
Income before Tax and Minority Interests	**2,798**	**3,542**	**-21.0%**	**2,359**	**18.6%**
Income Tax and Social Contribution	**(1,130)**	**(1,489)**	**-24.1%**	**(739)**	**53.1%**
Minority Interests in Subsidiaries	**(88)**	**(318)**	**-72.3%**	**(14)**	**520.4%**
Recurring Managerial Result	**1,579**	**1,734**	**-8.9%**	**1,606**	**-1.7%**
Recurring Return on Average Allocated Capital	**18.3%**	**19.1%**	**-0.8 p.p.**	**33.3%**	**- 15.0 p.p.**
Efficiency Ratio (ER)	**5.1%**	**3.8%**	**1.3 p.p.**	**3.6%**	**1.5 p.p.**

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Itaú

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 93.4% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 13.7%.

Brazil[1] (In R$ million, end of period)

	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Operating Revenues	**27,245**	**26,077**	**4.5%**	**24,734**	**10.2%**	**53,323**	**51,145**	**4.3%**
Managerial Financial Margin	16,205	15,502	4.5%	15,221	6.5%	31,707	30,948	2.5%
Financial margin with clients	14,682	14,046	4.5%	14,553	0.9%	28,728	29,894	-3.9%
Financial margin with the Market	1,524	1,456	4.6%	667	128.4%	2,980	1,054	182.7%
Commissions and Fees	9,200	8,747	5.2%	7,675	19.9%	17,946	16,472	8.9%
Revenues from Insurance[2]	1,840	1,829	0.6%	1,839	0.1%	3,670	3,726	-1.5%
Cost of Credit	**(4,386)**	**(3,706)**	**18.3%**	**(7,061)**	**-37.9%**	**(8,092)**	**(16,418)**	**-50.7%**
Provision for Loan Losses	(4,466)	(3,914)	14.1%	(6,766)	-34.0%	(8,380)	(16,357)	-48.8%
Impairment	(8)	48	-116.8%	(196)	-95.9%	40	(285)	-114.0%
Discounts Granted	(533)	(398)	34.0%	(747)	-28.6%	(931)	(1,008)	-7.6%
Recovery of Loan Loans Written Off as Losses	622	557	11.5%	648	-4.1%	1,179	1,231	-4.2%
Retained Claims	**(497)**	**(356)**	**39.5%**	**(321)**	**54.8%**	**(853)**	**(651)**	**31.2%**
Other Operating Expenses	**(12,336)**	**(12,089)**	**2.0%**	**(11,806)**	**4.5%**	**(24,425)**	**(23,999)**	**1.8%**
Non-interest expenses	(10,505)	(10,353)	1.5%	(10,241)	2.6%	(20,858)	(20,679)	0.9%
Tax Expenses and Other[3]	(1,831)	(1,735)	5.5%	(1,565)	17.0%	(3,566)	(3,320)	7.4%
Income before Tax and Minority Interests	**10,026**	**9,926**	**1.0%**	**5,546**	**80.8%**	**19,953**	**10,078**	**98.0%**
Income Tax and Social Contribution	**(3,788)**	**(3,915)**	**-3.3%**	**(1,715)**	**120.8%**	**(7,703)**	**(2,559)**	**201.0%**
Minority Interests in Subsidiaries	**(127)**	**(120)**	**6.0%**	**(42)**	**198.5%**	**(246)**	**(104)**	**136.0%**
Recurring Managerial Result	**6,112**	**5,891**	**3.7%**	**3,788**	**61.3%**	**12,003**	**7,414**	**61.9%**
Share	**93.4%**	**92.1%**	**1.3 p.p.**	**90.1%**	**3.3 p.p.**	**92.8%**	**91.3%**	**1.4 p.p.**
Return on Average Equity - Annualized	**19.5%**	**18.7%**	**0.7 p.p.**	**13.5%**	**6.0 p.p.**	**19.2%**	**13.2%**	**5.9 p.p.**

Latin America (In R$ million, end of period)

	2Q21	1Q21	Δ	2Q20	Δ	1H21	1H20	Δ
Operating Revenues	**3,379**	**3,952**	**-14.5%**	**3,276**	**3.1%**	**7,331**	**6,071**	**20.7%**
Managerial Financial Margin	2,587	3,133	-17.4%	2,555	1.2%	5,719	4,633	23.5%
Financial margin with clients	2,120	2,127	-0.3%	1,915	10.7%	4,247	3,619	17.3%
Financial margin with the Market	467	1,005	-53.5%	640	-27.0%	1,473	1,013	45.3%
Commissions and Fees	786	819	-4.0%	721	9.0%	1,606	1,438	11.6%
Revenues from Insurance[2]	5	-	0.0%	-	-	5	-	0.0%
Cost of Credit	**(306)**	**(405)**	**-24.4%**	**(708)**	**-56.8%**	**(711)**	**(1,438)**	**-50.6%**
Provision for Loan Losses	(368)	(522)	-29.5%	(795)	-53.7%	(889)	(1,603)	-44.5%
Impairment	-	-	-	-	-	-	-	-
Discounts Granted	(49)	(11)	336.9%	(3)	1447.3%	(60)	(8)	646.8%
Recovery of Loan Loans Written Off as Losses	111	128	-13.3%	90	23.5%	239	173	38.4%
Retained Claims	-	-	-	-	-	-	-	-
Other Operating Expenses	**(2,109)**	**(2,140)**	**-1.5%**	**(1,945)**	**8.4%**	**(4,250)**	**(3,504)**	**21.3%**
Non-interest expenses	(2,055)	(2,092)	-1.8%	(1,868)	10.0%	(4,148)	(3,486)	19.0%
Tax Expenses and Other[3]	(54)	(48)	12.3%	(77)	-30.0%	(102)	(18)	466.0%
Income before Tax and Minority Interests	**963**	**1,407**	**-31.5%**	**622**	**54.8%**	**2,371**	**1,129**	**109.9%**
Income Tax and Social Contribution	**(188)**	**(474)**	**-60.4%**	**(186)**	**0.7%**	**(662)**	**(318)**	**108.1%**
Minority Interests in Subsidiaries	**(345)**	**(427)**	**-19.2%**	**(19)**	**1739.0%**	**(772)**	**(108)**	**614.4%**
Recurring Managerial Result	**431**	**506**	**-14.9%**	**417**	**3.3%**	**937**	**703**	**33.3%**
Share	**6.6%**	**7.9%**	**-1.3 p.p.**	**9.9%**	**-3.3 p.p.**	**7.2%**	**8.7%**	**-1.4 p.p.**
Return on Average Equity - Annualized	**13.7%**	**16.0%**	**-2.3 p.p.**	**13.4%**	**0.3 p.p.**	**15.0%**	**11.8%**	**3.2 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
- 12.2% (2Q21 vs. 1Q21)
- 8.7% (2Q21 vs. 2Q20)
R$ 5.476
R$ 5.697
R$ 5.002
2Q20
1Q21
2Q21


Colombian Peso vs. BRL
+ 16.3% (2Q21 vs. 1Q21)
+ 9.7% (2Q21 vs. 2Q20)
683.53
644.75
749.63
2Q20
1Q21
2Q21


Uruguayan Peso vs. BRL
+ 11.6% (2Q21 vs. 1Q21)
- 13.1% (2Q21 vs. 2Q20)
7.68
7.79
8.69
2Q20
1Q21
2Q21


Argentine Peso vs. BRL
+ 18.5% (2Q21 vs. 1Q21)
+ 48.8% (2Q21 vs. 2Q20)
12.86
16.14
19.14
2Q20
1Q21
2Q21


Chilean Peso vs. BRL
+ 15.5% (2Q21 vs. 1Q21)
- 2.6% (2Q21 vs. 2Q20)
149.84
126.29
145.92
2Q20
1Q21
2Q21


Paraguayan Guarani vs. BRL
+ 19.7% (2Q21 vs. 1Q21)
+ 8.4% (2Q21 vs. 2Q20)
1,240
1,123
1,344
2Q20
1Q21
2Q21

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in the nominal currencies.

Itaú Unibanco Holding S.A.

29

Global Footprint

We present countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

① Corporate & Investment
② Asset Management
③ Private Banking
④ Retail



France
England
Germany
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Brazil
Peru
Paraguay
Uruguay
Chile
Argentina

* Represents the totality of our operations abroad.

	Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
	Employees	1,067	5,320	1,569	1.009	3,013	11,978	661	98,250
	Branches & CSBs	22	189	83	37	108	439	-	4,326
	ATMs	62	402	175	308	123	1,070	-	45,420

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 33 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

	Itaú Corpbanca			Itaú Argentina			Itaú Paraguay			Itaú Uruguay		
In R$ millions (in constant currency)	2Q21	1Q21	Δ	2Q21	1Q21	Δ	2Q21	1Q21	Δ	2Q21	1Q21	Δ
Operating Revenues	**1,946**	**2,319**	**-16%**	**376**	**356**	**6%**	**293**	**278**	**5%**	**453**	**493**	**-8%**
Managerial Financial Margin	1,588	1,961	-19%	288	279	3%	215	194	11%	234	277	-16%
Financial Margin with Clients	1,440	1,332	8%	227	223	2%	151	147	2%	199	206	-4%
Financial Margin with the Market	148	629	-76%	61	56	7%	64	47	36%	35	71	-50%
Commissions and Fees	358	358	0%	88	77	15%	73	83	-13%	219	216	1%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	-	-	-	5	-	0%	-	-	-
Cost of Credit	**(184)**	**(289)**	**-37%**	**(25)**	**(12)**	**100%**	**(10)**	**(20)**	**-52%**	**(25)**	**(16)**	**51%**
Provision for Loan Losses	(241)	(385)	-37%	(24)	(20)	23%	(16)	(22)	-29%	(23)	(18)	30%
Discounts Granted	(38)	(7)	436%	(1)	-	-	-	-	-	(5)	(3)	74%
Recovery of Loans Written Off as Losses	95	103	-7%	1	7	-87%	6	2	240%	4	4	-18%
Other Operating Expenses	**(1,225)**	**(1,282)**	**-4%**	**(279)**	**(213)**	**31%**	**(138)**	**(130)**	**6%**	**(300)**	**(284)**	**6%**
Non-Interest Expenses	(1,223)	(1,279)	-4%	(235)	(172)	37%	(132)	(126)	5%	(299)	(283)	6%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(2)	(2)	-3%	(44)	(41)	6%	(5)	(4)	14%	(1)	(1)	1%
Income before Tax and Minority Interests	**537**	**748**	**-28%**	**72**	**130**	**-44%**	**145**	**127**	**14%**	**128**	**193**	**-34%**
Income Tax and Social Contribution	**(69)**	**(241)**	**-71%**	**(23)**	**(52)**	**-56%**	**(41)**	**(36)**	**13%**	**(49)**	**(80)**	**-39%**
Minority Interests in Subsidiaries [1]	**(320)**	**(389)**	**-18%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**148**	**119**	**25%**	**50**	**78**	**-37%**	**104**	**91**	**15%**	**79**	**112**	**-30%**
Return on Average Equity - Annualized	**9.6%**	**7.3%**	**2.3 p.p.**	**13.9%**	**23.1%**	**-9.3 p.p.**	**29.7%**	**26.4%**	**3.4 p.p.**	**16.6%**	**23.7%**	**-7.1 p.p.**
Efficiency Ratio	**62.9%**	**55.2%**	**7.7 p.p.**	**70.7%**	**54.7%**	**16.1 p.p.**	**46.0%**	**46.1%**	**-0.1 p.p.**	**66.2%**	**57.5%**	**8.7 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Higher margin with clients driven by increased in spread on loan and foreign exchange operations.
- Lower margin with the market driven by the volatility of local interest and inflation rates and the sale of securities.
- Lower cost of credit, mainly due to sale of client portfolios in the corporate segment and lower levels of nonperforming loans.
- Lower personnel and general expenses.

Itaú Argentina

- Higher commission and fees in the corporate segment.
- Higher cost of credit due to credit recovery in the corporate segment in the first quarter of 2021.
- Higher personnel expenses, due to adjustments related to the collective labor agreement and higher variable compensation.

Itaú Paraguay

- Higher margin with the market, driven by stronger foreign exchange position.
- Results from insurance operations, driven by the acquisition of the insurance company Providencia S.A.
- Higher expenses on business partnerships in credit cards.

Itaú Uruguay

- Lower margin with the market driven by decreased revenue from securities.
- Higher personnel expenses and higher costs of credit cards.

Itaú Unibanco Holding S.A. 30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4)—06/30/21 Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares Sell Buy (ITUB4), both traded on B3 (São Paulo Stock R$293 billion US$59 billion Exchange). Non-voting shares are also traded The market capitalization is the total number of outstanding shares Sell 01 Hold 08 Buy 11 as deposit receipts (ADRs) on the New York (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day of the period. Source: Bloomberg. Stock Exchange (NYSE). Corporate Structure Chart and Free Float Participation Egydio de Souza Moreira Salles Family Non-voting Shares Strengths of our ownership Free Float* Free Float Aranha Family 100.00% Total Brazilian Investors in B3 Foreigners in NYSE • Family ownership and control ensuring 36.73% ON 63.27% ON 35% 81.87% PN 18.13% PN 26% Cia. E. Johnston de a long-term view 66.36% Total 33.64% Total 4.8 bn Participações (number of shares) 39% • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (53.05% of our shares are free floating) Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.77% ON • Strong corporate governance 0.004% PN 26.22% Total 99.62% PN 19.88% Total 53.05% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (Non-voting Shares) (Common Shares) (ADR) Closing price at 06/30/2021 29.80 26.74 6.01 Maximum Price During the Quarter 34.34 30.15 6.76 Average Price During the Quarter 29.34 26.09 5.54 Minimum Price During the Quarter 26.50 23.71 4.66 Closing Price at 03/31/2021 27.97 25.11 4.96 Closing Price at 06/30/2020 25.45 24.00 4.69 Change in 2Q21 6.5% 6.5% 21.2% Change in the last 12 months 17.1% 11.4% 28.1% Average Daily Trading Volume in 2Q21—million 1,026.1 16.1 203.2 Average Daily Trading Financial Volume in 12 months—million 1,034.9 16.5 185.4 Shareholder base and indicators 06/30/21 03/31/21 06/30/20 Number of Shares—million 9,804 9,804 9,804 Common Shares (ON)—million 4,958 4,958 4,958 Non-voting Shares (PN)—million 4,846 4,846 4,846 Treasury Shares—million 24.2 24.5 41.7 Number of Outstanding Shares—million 9,780 9,780 9,762 Number of Shareholders 470,918 493,420 434,090 Recurring Managerial Result per Share During the Quarter (R$) 0.67 0.65 0.43 Net Income per Share During the Quarter (R$) 0.77 0.55 0.35 Book value per Share (R$) 13.91 14.35 12.94 Price/Earnings (P/E) ¹ 11.61 13.05 12.47 Price/Book value (P/B) ² 2.14 1.95 1.97 (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the second quarter of 2021, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the second quarter of 2021 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Jun/30/2021			Dec/31/2020		
Total Assets	**2,065,744**	**(108,499)**	**1,957,245**	**2,112,586**	**(93,334)**	**2,019,252**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3,4,6]	1,349,027	(30,923)	1,318,104	1,381,449	(12,375)	1,369,074
(-) Provision for Expected Loss at Amortized Cost [5]	(47,068)	5,673	(41,395)	(51,404)	4,353	(47,051)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	217,595	(108,690)	108,905	209,636	(99,601)	110,035
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(3,027)	2,939	(88)	(4,149)	4,056	(93)
Financial Assets at Fair Value Through Profit or Loss [4]	438,414	25,192	463,606	457,739	7,842	465,581
Tax Assets [7]	68,586	(7,691)	60,895	73,792	(7,148)	66,644
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	42,217	5,001	47,218	45,521	9,541	55,062
Total Liabilities	**1,919,102**	**(116,271)**	**1,802,831**	**1,964,880**	**(100,153)**	**1,864,727**
Financial Assets at Amortized Cost [3,6]	1,547,485	(111,854)	1,435,631	1,595,816	(100,175)	1,495,641
Financial Assets at Fair Value Through Profit or Loss [4]	65,949	(33)	65,916	79,742	(89)	79,653
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	822	3,518	4,340	840	3,552	4,392
Provision for Insurance and Pension Plan	218,339	1,146	219,485	220,004	996	221,000
Provisions	20,588	(1)	20,587	19,819	-	19,819
Tax Liabilities [7]	8,845	(3,727)	5,118	9,633	(3,922)	5,711
Other Liabilities	57,074	(5,320)	51,754	39,025	(514)	38,511
Total Stockholders' Equity	**146,642**	**7,772**	**154,414**	**147,706**	**6,819**	**154,525**
Non-controlling Interests	10,617	443	11,060	11,113	419	11,532
Total Controlling Stockholders' Equity [8]	136,025	7,329	143,354	136,593	6,400	142,993

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A. 33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Jun/30/2021	2nd Q/21	1st Q/21	2nd Q/20	1st H/21	1st H/20
BRGAAP - Values Attributable to Controlling Stockholders	**136,025**	**7,560**	**5,414**	**3,424**	**12,974**	**6,825**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,643	596	269	249	865	113
(b) Adjustment to Fair Value of Financial Assets	(1,361)	248	(374)	(257)	(126)	(383)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	433	(1)	(1)	(1)	(2)	(2)
(d) Criteria for Write-Off of Financial Assets	1,985	48	2	65	50	44
(e) Financial Lease Operations	66	(9)	(12)	(32)	(21)	(69)
(f) Other adjustments	2,563	(38)	386	(1,725)	348	(1,346)
IFRS - Values Attributable to Controlling Stockholders	**143,354**	**8,404**	**5,684**	**1,723**	**14,088**	**5,182**
IFRS - Values Attributable to Minority Stockholders	11,060	335	536	(3,626)	871	(3,407)
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**154,414**	**8,739**	**6,220**	**(1,903)**	**14,959**	**1,775**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and reversal of the Amortization of Goodwill under BRGAAP. At the 2nd Q/20 it also includes the impairment of goodwill and intangible assets of Itaú Corpbanca.

[9] More details in the Complete Financial Statements for the first half of 2021.

Itaú Unibanco Holding S.A.

34

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues Dividends and Interest on Own Mix of Products The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of a portion assets between periods. Insurance, Pension Plan and Premium Bonds of the profits to stockholders, paid or Operations before Retained Claims and provisioned, declared and posted in Average asset portfolio Selling Expenses. Stockholders’ Equity. Includes the portfolio of credit and private securities, net of loans more than 60 days Managerial Financial Margin Market Capitalization overdue, but excluding the effects of average The sum of the Financial Margin with Obtained by multiplying the total number of exchange rate variations during the periods. Clients and the Financial Margin with outstanding shares (common and non-voting the Market. shares) by the average price per non-voting Asset spreads share on the last trading day of the period. Variations in the spreads on credit risk assets Recurring Managerial Return on Average between periods. Equity – Annualized Tier I Capital Ratio Obtained by dividing the Recurring The sum of the Common Equity Tier I and the Annualized average rate of financial margin Managerial Result by the Average Additional Tier I Capital, divided by the Total with clients Stockholders’ Equity. The resulting amount is Risk Weighted Assets. Obtained by dividing the Financial Margin multiplied by the number of periods in the with Clients by the average daily balances of year to derive the annualized rate. The Cost of Credit spread-sensitive operations, working capital calculation bases of returns were adjusted by Composed of the Result from Loan Losses, and others. This figure is divided by the the dividends proposed after the balance Impairment and Discounts Granted. number of calendar days in the quarter and sheet closing dates, which have not yet been annualized (rising to 360) to obtain the approved at the annual Stockholders’ or annual rate. Board meetings. Recurring Managerial Return on Average Managerial Financial Margin Assets – Annualized Obtained by dividing the Recurring Financial margin with clients Credit Quality Managerial Result by the Average Assets. Consists of spread-sensitive operations, working capital and others. Spread-sensitive NPL Ratio (over 90 days) Coverage Ratio operations include: (i) the margin on assets, Calculated by dividing the balance of loans Obtained by dividing the total allowance which is the difference between the amount which have been non-performing for longer balance by the balance of operations received from loan operations and corporate than 90 days by the total loan portfolio. overdue for more than 90 days. securities and the cost of money charged by Loans overdue for more than 90 days include treasury banking, and (ii) the liabilities the total balance of transactions with at least Efficiency Ratio margin, which is the difference between the one installment more than 90 days overdue. Obtained by dividing the Non-Interest cost of funding and the amount received Expenses by the sum of Managerial Financial from treasury banking. The working capital NPL Creation Margin, Commissions and Fees, Result of margin is the interest on working capital at The balance of loans that became more than Insurance, Pension Plan and Premium Bonds the SELIC interest rate. 90 days overdue during the quarter. Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Recurring Managerial Result per Share mismatches between assets and liabilities—the average value of the Loan Portfolio for Calculated based on the weighted average Asset and Liability Management (ALM), the last two quarters. number of outstanding shares for the period, terms, the rates of interest, foreign exchange including stock splits when they take place. and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital includes the financial margin with the Combined Ratio Consists of instruments of aperpetual nature, market, the costs of Treasury operations, the The sum of retained claims, selling expenses, which meet the eligibility requirements. equity pickup from companies not linked to administrative expenses, other operating each segment and our interest in Porto income and expenses, tax expenses for ISS, Tier I Capital Seguro. PIS and COFINS and other taxes divided by The sum of the Common Equity Tier I and the earned premiums. Additional Tier I Capital. Our Shares Tier II Capital Credit Portfolio Consists of subordinated debt instruments Book Value per Share with defined maturity dates that meet the Calculated by dividing the Stockholders’ Loan-to-Value eligibility requirements. Equity on the last day of the period by the Ratio of the financing amount to the value of number of outstanding shares. the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Consists of the sum of the portions related Loan Portfolio over Gross Funding to the credit risk exposure (RWACPAD), the Obtained by dividing Loans by Gross Funding market risk capital requirement (RWAMINT) (Funding from Clients, Funds from and the operational risk capital requirement Acceptance and Issuance of Securities (RWAOPAD). Abroad, Borrowing and Others) at the end of the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Business deposits abroad, and cash and cash Consists of the offering of banking products equivalents denominated in foreign currency. and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bond products, and acquiring services, among others. Value at Risk (VaR) Wholesale Business A statistical metric that quantifies the Covers the activities of Itaú BBA, the unit potential economic loss to be expected in responsible for commercial operations with normal market conditions. The consolidated large companies and for investment banking VaR of Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking), of 99%, a historical period of four years (1000 middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Itaú Unibanco Holding S.A. 36

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of June 30, 2021, on which we issued an unqualified opinion dated August 2, 2021, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the half year ended June 30, 2021.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2021, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 2, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. 37

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2Q 21 Complete financial statements inBRGAAP June 30, 2021

Management Report 1H21 Recurrent Managerial managerial income ROE R$ 12.9 bi 18.8% Composition or Non-interest expense recurrent managerial income per business 3.5 % R$ 25.0 bi VS. 1H20 Credit 41% Capital Surplus Number of shareholders 5% & Trading in thousands 12,941 Total Services 471 54% & Insurance 434 in millions of Reais 215 Jun/19 Jun/20 Jun/21 +12.0% Credit portfolio1 in billions of Reais +20.3% 811.3 909,1 674.5 Individuals 228.8 279.7 222.3 132.6 Very Small, Small and 83.1 107.4 Middle Market Companies 286.7 203.4 259.2 Large Companies 215.9 210.0 Latin America 165.7 Jun/19 Jun/20 Jun/21 (1) Includes financial guarantees provided and corporate securities

Dear reader We find ourselves at a moment in the market when the rise of new technologies, the use of data and the arrival of new participants on the financial industry scene represent a huge competitive challenge. Thus, the strategy for us to stand out in this scenario has been guided by serving the customer how, when and where it is most convenient for them. We can see how we have effectively achieved this objective in all areas where we operate – we have the largest range of services in the market – based on an effective combination of continuous investment in new technology solutions, and a cultural transformation that enables us to be a simpler, more agile and more efficient bank where people enjoy autonomy and play a leading role. So, we have launched the #Feito com Você (WeDidItWithYou) campaign that leads us to admit that who knows what the customer wants is the customer himself, and we have done this successfully by actively listening to their needs. In this respect, we allocated priority in this quarter to an ambitious project Clients for a strategic review of our Retail operations: iVarejo 2030, which involves a complete makeover of the customers’ experience by allocating a new meaning to the value proposal of our businesses on two main fronts, but not just confined to them: The Phygital and Omnichannel approach, which we are introducing into our business model, and the e-Commerce model by which the Digital Channels will receive a strong boost as we multiply our Digital Sales capability. phygital The Phygital approach encapsulates our belief that there is huge potential to be explored in the fact that the physical and digital worlds are mutually complementary. Basically, we are on the path to offering a totally digital bank, with the convenience of a branch network service. In other words, the best of both worlds, and the customer gets to choose. At the same time, the Omnichannel strategy allows us to integrate the channels, creating new points of contact with the customers and engaging in conversation by drawing on the information from previous contacts on any of our channels. Conversation using this type of approach has increased three- or fourfold and generates an incomparably higher level of satisfaction than Clients the more traditional approaches. Another good example created by this connection between customer services is that it allows our clients to ask for support from a manager or specialist online while they are perusing on our digital channels. This is what we call “click-to-human”. This is how we have doubled or tripled our sales conversion, and we expect to continue to evolve over time, especially in products that demand greater specialization, omnichannel such as insurance, investments, purchasing pools and real estate credit. In the first six months of 2021, the volume of business from an O2O (online-to-offline) connection exceeded R$ 9.0 billion in deals1, strengthening the potential of the Phygital and Omnichannel strategy. (1) Considers: Individual credit (credit, payroll-deductible); Individual investments (treasury, savings, funds, pension); PF Renegotiation; Individual Credit Cards; portability of Individual credit and Endorsement. 41

At the same time, the e-Commerce Program is an initiative with the capacity to transform our application into a powerful relationship and e-commerce platform. Cell phones have increasingly become people’s preferred channel, and therefore our priority, too. In recent years, we have bolstered investments in our app to convert it to a one-stop-shop, offering a complete range of products and services. Government Solutions for the Aut inv Vehicle Finance Renegotiation Itaú super app Services Hub Forex MCP PIX Investments Programs present time Based on a culture of testing and learning in solutions dedicated to the best user experience, with an end-to-end approach, we are now reaping the fruits of a journey of developing co-creation with the customer. App Itaú: 78 NPS points An all-time level! To intensify our digital sales, we have created the Live Program whose aim is to transform how we offer digital products and services based on a new operating model with new functionalities in data analysis, technology solutions in digital marketing, while adding an e-commerce mentality to the operation. Our ambition is to quadruple the volume of sales on the digital channels. Implementation of the 2030 iVarejo (iRetail) Program • 75% implemented in 2021 • 100% implemented in 2022 Ambitions To account for 50% of the bank’s revenue. Training hundreds of people using management methodology and tools. 42

We have also launched the new campaign "O Itaú tem um cartão que dá match com você" (Itaú has a card that matches you), aimed at showcasing our complete portfolio and designed to meet each customer's needs and strengthen our position in the segment.

1 in 3 cards
in Brazil is Itaú

The
most sought-after
card in Brazil

Some of our differentials:

Pay how you like: contactless, WhatsApp Pay, PayPal, online debit.

All contactless digital payment portfolios: Apple Pay, Samsung Pay e Google Pay.

An iPhone forever,
have a new iPhone whenever you want.

Itaú
Itaucard

Count on us.

Itaucard, market leader in credit cards and financial solutions in Brazil, received in June the RA1000 Seal of Excellence awarded by Reclame AQUI (a consumer protection site).

The seal acknowledges businesses that stand out for their excellent service levels on the site, like high solution rate, response and reputation.

This is the result of a lot of work and the tireless quest to channel our efforts to creating strategies and solutions that help improve our customers' satisfaction.

Find out more at: https://www.reclameaqui.com.br/empresa/itaucard/


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Now, whenever customers do not recognize a purchase made with their credit card, they can challenge it using the Itaú app without having to call the Hot desk.

43

We have zeroed the annual fee on Black and Infinite cards for investors. We have extended the benefit of zero annual fees to the Itaú Personnalité Black and Itaú Personnalité Infinite cards. Customers with investments from R$ 50,000 upwards in the segment are now exempted from annual fees on both cards. We have extended the account opening service on the digital channels to over 4 million small businesses. Besides offering this service to MEI (Very Small Entrepreneur) account holders, we are expanding the customer base of businesses that can open an account online and directly through the site. Beginning in May, customers with annual invoicing of up to R$ 800,000 can now open an account via the site, which means 4 million companies managing their finances on our digital channels. We have launched a tool that enables customers to monitor card receivables from other banks. Using this new development, we will expand the offer of credit guaranteed by receivables. The functionality, called Card Financial Manager, enables customers to view their balance of receivables pledged as collateral in multiple financial institutions. It is being launched precisely when the regulatory changes stipulated by the Central Bank in this respect are coming into effect. Rede is announcing an additional offer of R$ 2.3 billion for discounting receivables and is launching a platform that consolidates sales made through all credit card companies. The company simultaneously launched an online platform so that retailers can view the schedule of receivables in a single environment, irrespective of the brand, banks and machines involved in the transactions. We have incorporated into íon the investment aggregator functions, anticipating the debut of the second phase of open banking. The advent of this resource allows platform users to view all their investments, whether these are with Itaú or with other banks and brokerage houses. The customer can decide how they want to see this information: view the consolidated investment statement or broken down by product or institution. We have announced the launch of Quantamental for our Multimesas (Multiple Trading Desks) management model, a platform that allows managers to operate a portfolio taking advantage of our ability to attract resources and receiving remuneration as if they were the owners of an asset management company. The Quantamental team stands apart for the algorithm-based quantitative operating model and for the intensive use of robots that analyze various indicators in the search for patterns for evaluations and negotiations. The work has begun with two funds that were already in operation—the Quantamental Hedge and Quantamental Gems, which aim to exceed the CDI rate and the Small Cap Bovespa Index, respectively. 44

Through a multimarket fund, professional investors will have an opportunity to share in the financial growth of fledgling asset managers, such as the Rising Stars Program, for encouraging new asset managers. This initiative, unprecedented in Brazil, combines both the financial means for the development of independent asset managers, and the opportunity for customers to invest and share in those companies’ results. To do so, a multimarket investment fund will be structured in which customers will invest in promising asset managers with high growth potential. The proceeds will be channeled both to seed capital (a financing model designed for business projects in the early stages or not yet initiated), and to working capital for those companies. The fund will be available for placement with professional investors – those with financial assets of R$ 10 million and upwards. Our investment search and comparison tool, “Investir Em Que?”, has exceeded the 1 million accesses mark. The platform, which is open to the bank’s customers and to non-customers, offers a series of functionalities for those looking to invest: projected returns of the funds 12 months hence, a guidebook and comparison of market-wide funds with different classifications (fixed income, shares, exchange rate and multimarket), profitability graphs, risk ratings, search mechanisms (by amount, name or corporate tax number (CNPJ)), in addition to content that helps investors make their decisions. Access: https://investiremque.com.br/. We have launched an international ETF (Exchange Traded Fund, or “index fund”) in Healthcare Technology. This provides Brazilian investors with yet another possibility for sophisticated placement. The HTEK11 is the 15th ETF of Itaú Asset Management and will track the Morningstar US Exponential Technologies Healthcare Index consisting of the shares of 50 technology companies positioned to benefit from the topics of Medicine & Neuroscience and Bioinformatics. Technological innovations are transforming the healthcare sector, and not only do they have the potential to improve quality of life, but they are also an investment opportunity. At present, this index consists of companies like Eli Lilly, Johnson & Johnson, and Bristol-Myers Squibb, among others. We continued to push ahead with our business agenda around ESG criteria, strengthening our role in response to significant demands from society. We raised US$ 400 million from the United States International Development Finance Corporation (DFC) on the international market , which we intend to use to expand credit to small and middle market companies, focusing on economically vulnerable regions like the North and Northeast of Brazil, and companies where women are the controlling shareholders or run the business. We have also taken on a commitment to contribute R$ 400 billion by 2025, through business initiatives that promote an economy that is sustainable and increasingly green and inclusive. This figure encompasses three major operating fronts: loans to sectors that have a positive impact on society; structuring ESG transactions with clients, such as ESG bonds, ESG loans and green debentures; and ESG products for the retail sector, such as financing electric/hybrid cars, solar panels and micro credit. In July, we notified the market about the launch of the carbon offset platform to leverage transparency in the Voluntary Carbon Market, in partnership with the international banks CIBC (Canadian Imperial Bank of Commerce), NAB (National Australia Bank) and Nat West. (1) The DFC partnership with Itaú Unibanco exemplifies the DFC’s focus on regions of the world where women face the greatest challenges, and where this investment can have the greatest positive effect, primarily bearing in mind the consequences currently experienced due to the Covid-19 pandemic. This investment represents an advance in the initiative of the DFC, which has already raised over US$ 7 billion in private sector investment in projects for the economic inclusion of women entrepreneurs in developing countries. 45

Aligned with the Taskforce on Scaling Voluntary Carbon Markets – TSVCM, the project helps remove some currently existing barriers to the purchase of voluntary carbon offsets. The Carbon Project will be initially launched as a pilot project in August, to demonstrate the platform’s operational, legal and technical capabilities. Its objectives are: • Greater delivery of high-quality, carbon offset projects; • A marketplace for trading carbon, with transparency as regards prices and greater market liquidity; • The creation of an ecosystem backed by the offsets market; • The development of tools to help clients manage climate risk. With initiatives like those described above, it is our intention to strengthen our role as one of the main agents of economic and social transformation in Brazil. The Empresário Verde (Green Businessman) Plan is a product launched by Itaú BBA for the sustainable construction market. Itaú BBA has stipulated environmental targets in its traditional credit line intended for companies in the civil construction industry, launching the Green Businessman Plan. To obtain differentiated financing conditions, commercial or residential real estate developments need to achieve savings of at least 20% in water, energy and the energy incorporated into materials. Given the deterioration of the COVID-19 pandemic in Brazil, we joined with other companies in donating 3.4 million items of intubation medication. In an emergency response, we put together a group of companies to donate 3.4 million items of intubation medication to the Ministry of Health, a sufficient amount to manage 500 beds for a period of one-and-a-half months. The items, imported from China, are certified by Anvisa, as well as by the Chinese agency, and will be donated in full to the Brazilian government which will also oversee the distribution by the states through the SUS-Single Health System. Itaú Unibanco Holding and XPart’s segregation The legal and accounting segregation of Itaú Unibanco Holding and XPart approved by the Extraordinary Shareholders Meeting as of January 31, 2021 was carried out on May 31, 2021, since on this date the Federal Reserve Board (FED) approval became effective. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, XPart S.A. (“XPart”) had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). On May 28, 2021, XP Inc. (“XP”) expressed its interest in merging XPart and, accordingly, XP and Itaúsa announced to the market that they have reached a final understanding regarding the merger of XPart into XP, to be deliberated by the General Stockholders’ Meetings of these companies on a date to be defined. As previously disclosed, should the said merger be approved by the stockholders of XP and XPart, Itaú Unibanco Holding’s stockholders, who are XPart’s stockholders and until the cut-off date¹ will be entitled to receive securities issued by XPart, will receive: (a) as for Itaú Unibanco Holding’s controlling stockholders (Itaúsa e IUPAR) and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP.(b) as for Itaú Unibanco Holding’s remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs) backed into XP Class A shares. In case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart. Our stockholders and the market informed of the progress and developments of this operation. 46 (1) It is planned that the cut-off date will occur after the close of trading on the day of the XP and XPart’s General Meetings.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billion	1H21	1H20	Variation
Income information			
Operating Revenues [1]	60.7	57.2	6.0%
Managerial Financial Margin	37.4	35.6	5.2%
Financial Margin with Clients	32.9	33.5	-1.6%
Financial Margin with the Market	4.5	2.1	115.3%
Commissions and Fees	19.6	17.9	9.2%
Revenues from Insurance, Pension Plans and Premium Bonds before Retained Claims and Selling Expenses	3.7	3.7	-1.4%
Cost of Credit	(8.8)	(17.9)	-50.7%
Non-interest Expenses	(25.0)	(24.2)	3.5%
Recurrent managerial income	12.9	8.1	59.4%
Net Income	13.0	6.8	90.1%
Recurring Managerial Return on Average Equity - Annualized[2]	18.8%	13.1%	5.7 p.p.

	06.30.2021	06.30.2020	Variation
Balance Sheet information			
Total Assets	2,066	2,075	-0.5%
Total Loan Portfolio [3]	909.1	811.3	12.0%
NPL Ratio (90 days)	2.3%	2.70%	-0.4 p.p.
Tier 1 Capital	13.5%	12.1%	1.4 p.p.

	1H21	1H20	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,774	9,757	0.2%
Net Income per Share - Basic - R$	1.33	0.70	90.0%
Book Value per Share - R$ (Outstanding on 06/30)	13.91	12.94	7.5%

	1H21	1H20	Variation
Others			
Branches	4,326	4,487	-3.6%
Physical and Client Service Branches (CSBs)	4,129	4,292	-3.8%
Digital Branches	197	195	1.0%
Employees (in thousands)	98.3	97.4	0.8%
Brazil	85.6	84.3	1.5%
Abroad	12.6	13.1	-3.5%

(1) The sum of Commissions and Fees and the Revenues from Insurance Transactions and Private Pensions before Retained Claims and Sales Expenses, net of Reinsurance. (2) The return is calculated by dividing the Recurrent Managerial Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3) Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities. (4) Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

47

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figure for the year 2021 in relation to the same period of 2020, unless otherwise indicated. In the first half of 2021, our recurring managerial income stood at R$12.9 billion, an increase of 59.4% over the same period of the previous year. The recurring Return on Shareholders’ Equity was 18.8%. The highlight was growth de 12.0% in the total credit portfolio. We give below the growth of the portfolios in the main segments: • 22.2% for private individuals; • 23.4% in very small, small and middle market companies in Brazil; • 10.6% in large companies in Brazil; • reduction of 2.7% iin the Latin America portfolio, which remained practically stable after stripping out the impact of the exchange rate variance; In comparison with the first half of 2020, we saw growth of 8,4% in credit origination in Brazil, namely: • 43.7% for private individuals; • 2.8% for small, medium-sized companies; • a reduction of 5.4% for large companies. In spite of the positive effect of the growth of the portfolio, there was a reduction of 1.6% in the net interest margin with clients. This reduction is due to the change in the mix of the credit portfolio, whether due to the smaller share of revolving products, or the larger share of collateralized products, as well as lower spreads on credit products and the impact of the lower interest rate on our own working capital and on the liabilities margin. Nevertheless, this reduction in the net interest margin with clients was more than compensated by the higher net interest margin with the market and the reduction in the cost of credit. Both movements reflect the high volatility in the market during the 1st quarter of 2020. Revenues from services fees and insurance rose by 6.6% for the year. This increase was the result of higher billings in credit card issuance, higher revenues from credit transactions and financial guarantees provided, as well as higher earnings from economic and financial advisory due to greater capital market activity. Non-interest expenses rose by 0.8% in Brazil, even with accumulated inflation of 8.3% in the period. It is worth pointing out that we continue to invest in technology and in our business, and our efficiency program has made a decisive contribution to this performance. The 3.5% increase in expenses in the consolidated figures refers to exchange rate variance in the operations in Latin America. 48

The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events. By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the first quarter of 2021: Tier I Capital Ratio Common Equity (CET I) Additional Tier 1 Capital (AT1) On June 30, 2021, our Tier 1 Capital Ratio stood at 13.5%, 4.875 p.p. above the minimum regulatory level with capital buffers (8.625%). Our Tier 1 Capital consists of 11.9% of Core Capital and 1.6% of Additional Tier 1 Capital. The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 59.9% in the average daily trading volume since 2019. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) +59.9% 2,386 2,268 1,418 1,472 1,116 B3 (ON+PN) 748 NYSE (ADR) 670 914 1,152 1H19 1H20 1H21 (1) Mostly Tax Credits. 49

Additionally, our shares end the period quoted at R$ 29.80 (ITUB4 – preferred shares) and R$ 26.74 (ITUB3 – acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 537 340 309 297 236 oct-08 jun-09 jun-10 jun-11 jun-12 jun-13 jun-14 jun-15 jun-16 jun-17 jun-18 jun-19 jun-20 jun-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar Subsequent event On July 16th, we communicated to the market that we won the bidding process promoted by the State of Minas Gerais, as it has presented the best financial proposal for the rendering of payroll management services, for five years, to state public servants (active, retirees and pensioners), and to companies that are suppliers of the State, totaling a monthly amount of approximately R$ 4.8 billion (“operation”). The proposal establishes a payment in cash of R$ 2.4 billion for payroll management. This payment will be recorded as “Intangible” and recognized in the statement of income on a deferred basis.This operation reaches 618 thousand public servants, 20% of which concentrated in the metropolitan region of Belo Horizonte; a balance of payroll loans portfolio of R$ 7.7 billion and; 6.3 thousand companies that are suppliers of the State. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on July 29,2021). 50

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2021, we hired from the independent auditors the amount of R$ 78,294 thousand, of which R$ 73,348 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audit Related Services : February 25 and March 04 and 22 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A, Integrated Report and Consolidated Annual Report; on certain agreements signed with regulatory authorities and compliance with financial covenants. – R$ 3,384 thousand (4.6% of the external audit fees). • Tax Servicers: February 05 and 25 and March 04 – review of the calculations and tax settlement and compliance with tax regulations – R$ 630 thousand (0.9% of the external audit fees). • Other Services: February 05, May 26 and June 21 – training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy. – R$ 932 thousand (1.3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 75.7 billion, representing 10.4% of the total securities and derivative financialinstruments in July 2021. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2021, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > Results and Reports > Results Center 51

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal

Vice President
Ricardo Villela Marino

Members
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Marco Ambrogio Crespi Bonomi
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman
Gustavo Jorge Laboissière Loyola

Members
Alexandre de Barros
Luciana Pires Dias
Otavio Yazbek
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman
José Caruso Cruz Henriques

Members
Alkimar Ribeiro Moura
Artemio Bertholini

Accountant
Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flavio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
José Geraldo Franco Ortiz Júnior
José Virgilio Vita Neto
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

(1) Group Head of Investor Relations and Market Intelligence.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 52

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho [(2)]

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo [(5)]
Andre Balestrin Cestare
André Henrique Caldeira Daré
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Daniel Nascimento Goretti
Daniel Sposito Pastore
Danilo Aleixo Caffaro [(5)]
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin [(5)]
Eduardo Hiroyuki Miyaki [(5)]
Eduardo Nogueira Domeque [(4)]
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli

Officers (continued)

Fabio Rodrigo Villa
Fabíola Bianca Gonçalves Lima Marchiori
Felipe de Souza Wey
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos [(4)]
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luís Eduardo Gross Siqueira Cunha
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Marcelo Bevilacqua Gambarini [(3)]
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Paula Magalhães Cardoso Neves
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi [(1)]
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Wagner Bettini Sanches

(1) Elected at the A/ESM of April 30, 2021, in phase of approval by BACEN.
(2) Elected at the A/ESM of April 30, 2021 and member of the Executive Committee, in phase of approval by BACEN.
(3) Elected at the ESM of May 31, 2021, in phase of approval by BACEN.
(4) Elected at the ESM of July 5, 2021, in phase of approval by BACEN.
(5) Resignation recorded: (i) Officer Eduardo Hiroyuki Miyaki on May 31, 2021; (ii) Officer Danilo Aleixo Caffaro on July 19, 2021; (iii) Officers Ana Lúcia Gomes de Sá Drumond Pardo and Eduardo Esteban Mato Amorin on July 30,2021.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	06/30/2021	12/31/2020
Current and Non-current assets		**2,039,237**	**2,076,112**
Cash		**39,837**	**46,224**
Interbank investments	**3b and 4**	**218,463**	**294,486**
Money market		159,811	237,859
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,472	1,074
Interbank deposits		56,180	55,553
Securities and derivative financial instruments	**3c, 3d and 5**	**728,483**	**712,070**
Own portfolio		283,942	302,624
Subject to repurchase commitments		97,946	49,270
Pledged in guarantee		10,686	14,287
Securities under resale agreements with free movement		37,894	40,378
Deposited with the Central Bank of Brazil		7,081	6,016
Derivative financial instruments		70,738	76,124
Assets guaranteeing technical provisions	8b	220,196	223,371
Interbank accounts		**152,134**	**134,260**
Pending settlement		53,891	44,171
Central Bank of Brazil deposits		98,217	90,059
National Housing System (SFH)		9	13
Correspondents		17	17
Interbranch accounts		**262**	**381**
Loan, lease and other credit operations	**6**	**676,749**	**659,149**
Operations with credit granting characteristics	3e	723,817	710,553
(Provision for Loan Losses)	3f	(47,068)	(51,404)
Other receivables		**220,196**	**226,606**
Current tax assets		7,929	10,103
Deferred tax assets	11b I	61,125	64,080
Sundry	10a	151,142	152,423
Other assets	**3g**	**3,113**	**2,936**
Assets held for sale		776	870
(Valuation allowance)		(446)	(539)
Unearned reinsurance premiums		7	7
Prepaid expenses	3g and 10c	2,776	2,598
Permanent assets		**26,507**	**36,474**
Investments	**3h**	**6,829**	**16,202**
Investments in associates and joint ventures		6,517	15,891
Other investments		521	520
(Allowance for losses)		(209)	(209)
Real estate	**3i and 13**	**6,253**	**6,493**
Fixed assets		4,424	4,360
Other fixed assets		15,332	15,323
(Accumulated depreciation)		(13,503)	(13,190)
Goodwill and Intangible assets	**3j, 3k and 14**	**13,425**	**13,779**
Goodwill		890	989
Intangible assets		30,616	29,692
(Accumulated amortization)		(18,081)	(16,902)
Total assets		**2,065,744**	**2,112,586**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 54

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2021	12/31/2020
Current and Non-current liabilities		**1,915,895**	**1,961,717**
Deposits	**3b and 7b**	**793,501**	**809,010**
Demand deposits		136,318	134,805
Savings deposits		184,228	179,470
Interbank deposits		2,892	3,430
Time deposits		469,647	491,234
Other deposits		416	71
Deposits received under securities repurchase agreements	**3b and 7c**	**250,190**	**280,541**
Own portfolio		93,049	48,470
Third-party portfolio		99,696	156,602
Free portfolio		57,445	75,469
Funds from acceptances and issuance of securities	**3b and 7d**	**127,625**	**136,638**
Real estate, mortgage, credit and similar notes		67,812	73,108
Foreign loans through securities		59,029	62,571
Funding from structured operations certificates		784	959
Interbank accounts		**63,788**	**51,202**
Pending settlement		60,772	50,862
Correspondents		3,016	340
Interbranch accounts		**10,463**	**7,945**
Third-party funds in transit		10,219	7,896
Internal transfer of funds		244	49
Borrowing and onlending	**3b and 7e**	**85,777**	**83,200**
Borrowing		75,199	71,744
Onlending		10,578	11,456
Derivative financial instruments	**3d and 5f**	**65,701**	**79,599**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**221,664**	**223,469**
Allowance for financial guarantees provided	**6c**	**742**	**754**
Provisions	**9b**	**17,160**	**16,250**
Other liabilities		**279,284**	**273,109**
Current tax liabilities	3n, 3p and 11c	9,018	9,357
Deferred tax liabilities	11b II	3,253	3,845
Subordinated debt	7f	41,592	49,419
Debt instruments eligible as capital	7f	27,407	25,497
Sundry	10d	198,014	184,991
Deferred income	**3q**	**3,207**	**3,163**
Total stockholders' equity of controlling shareholders	**15**	**136,025**	**136,593**
Capital		90,729	97,148
Capital reserves		1,987	2,323
Revenue reserves		47,118	40,734
Other comprehensive income	3c and 3d	(3,281)	(2,705)
(Treasury shares)		(528)	(907)
Non-controlling interests	15e	10,617	11,113
Total stockholders' equity		**146,642**	**147,706**
Total liabilities and stockholders' equity		**2,065,744**	**2,112,586**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 55

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2021	01/01 to 06/30/2020
Income related to financial operations		**58,880**	**84,132**
Loan, lease and other credit operations		39,498	43,480
Securities and derivative financial instruments		13,514	35,744
Financial income related to insurance, pension plan and premium bonds operations		3,384	452
Foreign exchange operations		1,418	3,056
Compulsory deposits		1,066	1,400
Expenses related to financial operations		**(24,126)**	**(68,024)**
Money market		(15,777)	(39,304)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(3,534)	(437)
Borrowing and onlending		(4,815)	(28,283)
Income related to financial operations before loan losses		**34,754**	**16,108**
Result of provision for loan losses	**6**	**(4,826)**	**(16,368)**
Expenses for provision for loan losses		(6,314)	(17,771)
Income related to recovery of credits written off as loss		1,488	1,403
Gross income related to financial operations		**29,928**	**(260)**
Other operating revenues / (expenses)		**(9,848)**	**(8,837)**
Commissions and banking fees	10e	20,578	19,198
Result from insurance, pension plan and premium bonds operations		1,474	1,733
Personnel expenses	10f	(12,037)	(10,621)
Other administrative expenses	10g	(10,145)	(11,048)
Provision expenses	9b	(2,294)	(1,480)
Provision for lawsuits civil		(388)	(385)
Provison for labor claims		(1,840)	(1,079)
Provison for tax and social security obligations		(12)	(19)
Other risks		(54)	3
Tax expenses	3p and 11a II	(4,086)	(2,317)
Equity in earnings of associates, joint ventures and other investments		1,006	668
Other operating revenues		1,333	910
Other operating expenses	10h	(5,677)	(5,880)
Operating income		**20,080**	**(9,097)**
Non-operating income	**2d**	**710**	**339**
Income before taxes on income and profit sharing		**20,790**	**(8,758)**
Income tax and social contribution	**3p and 11a I**	**(6,893)**	**14,446**
Due on operations for the period		(4,792)	(7,196)
Related to temporary differences		(2,101)	21,642
Profit sharing – Management Members - Statutory	**16b**	**(99)**	**(48)**
Non-controlling interests	**15e**	**(824)**	**1,185**
Net income		**12,974**	**6,825**
Earnings per share - Basic	**18**		
Common		1.33	0.70
Preferred		1.33	0.70
Earnings per share - Diluted	**18**		
Common		1.32	0.70
Preferred		1.32	0.70
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,815,885,208	4,798,481,927
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,849,089,944	4,826,762,713

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 56

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Consolidated net income 13,798 5,640 Financial assets at available for sale (837) (2,096) Change in fair value (2,176) (2,914) Tax effect 1,004 1,298 (Gains) / losses transferred to income statement 609 (873) Tax effect (274) 393 Hedge 1,302 (3,647) Cash flow hedge 5f V 630 295 Change in fair value 1,187 557 Tax effect (557) (262) Hedge of net investment in foreign operation 5f V 672 (3,942) Change in fair value 1,250 (7,379) Tax effect (578) 3,437 Remeasurements of liabilities for post-employment benefits (*) 4 30 Remeasurements 19 4 52 Tax effect - (22) Foreign exchange variation in foreign investments (1,045) 4,460 Total other comprehensive income (576) (1,253) Total comprehensive income 13,222 4,387 Comprehensive income attributable to the owners of the parent company 12,398 5,572 Comprehensive income attributable to non-controlling interests 824 (1,185) (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	(150)	-	-	-	-	-	-	217	2,299	2,516
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(350)	-	-	-	-	-	-	(350)	-	(350)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,299	2,299
Other	-	-	-	(49)	-	-	-	-	-	(49)	-	(49)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	36	36	-	36
Total comprehensive income	-	-	-	-	(2,096)	30	4,460	(3,647)	6,825	5,572	(1,185)	4,387
Consolidated net income	-	-	-	-	-	-	-	-	6,825	6,825	(1,185)	5,640
Other comprehensive income	-	-	-	-	(2,096)	30	4,460	(3,647)	-	(1,253)	-	(1,253)
Appropriations:												
Legal reserve	-	-	-	336	-	-	-	-	(336)	-	-	-
Statutory reserves	-	-	-	4,930	-	-	-	-	(4,930)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,595)	(1,595)	(514)	(2,109)
Balance at 06/30/2020	**97,148**	**(907)**	**1,829**	**31,974**	**(834)**	**(1,308)**	**6,434**	**(7,979)**	**-**	**126,357**	**11,461**	**137,818**
Change in the period	**-**	**367**	**(150)**	**(4,594)**	**(2,096)**	**30**	**4,460**	**(3,647)**	**-**	**(5,630)**	**600**	**(5,030)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Transactions with owners	-	379	(149)	-	-	-	-	-	-	230	(1,248)	(1,018)
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(342)	-	-	-	-	-	-	(342)	-	(342)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	(1,248)	(1,248)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	(9,920)
Other	-	-	-	(19)	-	-	-	-	-	(19)	-	(19)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	74	74	-	74
Total comprehensive income	-	-	-	-	(914)	4	(1,022)	1,278	12,974	12,320	824	13,144
Consolidated net income	-	-	-	-	-	-	-	-	12,974	12,974	824	13,798
Other comprehensive income	-	-	-	-	(914)	4	(1,022)	1,278	-	(654)	-	(654)
Appropriations:												
Legal reserve	-	-	-	640	-	-	-	-	(640)	-	-	-
Statutory reserves	-	-	-	8,989	-	-	-	-	(8,989)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(880)	(880)	(72)	(952)
Interest on capital	-	-	-	-	-	-	-	-	(2,539)	(2,539)	-	(2,539)
Balance at 06/30/2021	**90,729**	**(528)**	**1,987**	**47,118**	**(365)**	**(1,527)**	**5,228**	**(6,617)**	**-**	**136,025**	**10,617**	**146,642**
Change in the period	**(6,419)**	**379**	**(336)**	**6,384**	**(837)**	**4**	**(1,045)**	**1,302**	**-**	**(568)**	**(496)**	**(1,064)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 58

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	01/01 to 06/30/2021	01/01 to 06/30/2020
Adjusted net income		**28,574**	**35,677**
Net income		12,974	6,825
Adjustments to net income:		15,600	28,852
Share-based payment		(280)	(277)
Adjustment to fair value of securities and derivative financial instruments (assets / liabilities)		(1,261)	531
Effects of changes in exchange rates on cash and cash equivalents		(2,315)	13,703
Provision for loan losses	6c	6,314	17,771
Interest and foreign exchange income related to operations with subordinated debt		5,511	19,551
Change in technical provisions for insurance, pension plan and premium bonds		4,847	4,986
Depreciation and amortization		2,562	2,480
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	434	417
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,328	1,486
Interest income related to deposits in guarantee	9b	(147)	(190)
Deferred taxes (excluding hedge tax effects)		1,959	(4,380)
Equity in earnings of associates, joint ventures and other investments		(1,006)	(668)
Income from foreign exchange and income related to available for sale securities		(4,422)	(17,309)
Income from foreign exchange and income related to held to maturity securities		(670)	(7,940)
Income from sale of available for sale financial assets		609	(873)
Income from sale of investments, assets held for sale and fixed assets		(549)	(68)
Income from non-controlling interests	15e	824	(1,185)
Other		862	817
Change in assets and liabilities		**5,096**	**33,628**
(Increase) / decrease in assets			
Interbank investments		65,763	(115,720)
Securities and derivative financial instruments (assets / liabilities)		7,086	(19,150)
Compulsory deposits with the Central Bank of Brazil		(8,158)	1,504
Interbank and interbranch accounts (assets / liabilities)		5,507	4,671
Loan, lease and other credit operations		(24,015)	(82,968)
Other receivables and other assets		11,594	(17,354)
(Decrease) / increase in liabilities			
Deposits		(15,509)	220,137
Deposits received under securities repurchase agreements		(30,351)	47,117
Funds from acceptances and issuance of securities		(9,013)	1,571
Borrowing and onlending		2,577	18,791
Technical provision for insurance, pension plan and premium bonds		(6,737)	(7,117)
Provisions and Other liabilities		10,307	(13,849)
Deferred income		44	425
Payment of income tax and social contribution		(3,999)	(4,430)
Net cash provided by / (used in) operating activities		**33,670**	**69,305**
Dividends / Interest on capital received from associates and joint ventures		407	256
Funds received from sale of available for sale securities		12,467	8,257
Funds received from redemption of held to maturity securities		11,287	1,680
(Purchase) / Disposal of Assets held for sale		193	215
Disposal of Investments	2d	10,558	10
Disposal of Fixed assets		129	245
Termination of Intangible asset agreements		33	1
(Purchase) of Available for sale securities		(39,789)	(27,699)
(Purchase) of Held to maturity securities		(19,620)	(558)
(Purchase) of Investments		(29)	(59)
(Purchase) of Fixed assets		(610)	(671)
(Purchase) of Intangible assets	14	(2,298)	(1,873)
Net cash provided by / (used in) investing activities		**(27,272)**	**(20,196)**
Subordinated debt obligations raisings		2,729	3,149
Subordinated debt obligations redemptions		(14,157)	(7,324)
Change in non-controlling interests		(1,291)	2,261
Partial spin-off	2d	(9,920)	-
Income from delivery of treasury shares	15a	510	494
Dividends and interest on capital paid to non-controlling interests		(29)	(476)
Dividends and interest on capital paid		(3,202)	(10,234)
Net cash provided by / (used in) financing activities		**(25,360)**	**(12,130)**
Net increase / (decrease) in cash and cash equivalents		**(18,962)**	**36,979**
Cash and cash equivalents at the beginning of the period		99,458	62,152
Effects of changes in exchange rates on cash and cash equivalents		2,315	(13,703)
Cash and cash equivalents at the end of the period	3a	82,811	85,428
Cash		39,837	43,368
Interbank deposits		6,166	4,544
Securities purchased under agreements to resell - Collateral held		36,808	37,516

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 59

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Income 78,007 107,206 Financial operations 58,738 101,394 Commissions and Banking Fees 10e 20,578 19,198 Result from insurance, pension plan and premium bonds operations 1,474 1,733 Result from loan losses 6 (4,826) (16,368) Other 2,043 1,249 Expenses (30,257) (74,305) Financial operations (24,126) (68,024) Other (6,131) (6,281) Inputs purchased from third parties (7,430) (8,416) Materials, energy and others 10g (192) (188) Third party services, Financial system services, Security and Transportation 10g (3,517) (3,378) Other (3,721) (4,850) Data processing and telecommunications 10g (1,916) (1,877) Advertising, promotions and publication 10g (435) (488) Installations (795) (855) Travel expenses 10g (17) (65) Other (558) (1,565) Gross added value 40,320 24,485 Depreciation and amortization 10g (2,022) (1,942) Net added value produced by the company 38,298 22,543 Added value received through transfer—Results of equity method 1,006 668 Total added value to be distributed 39,304 23,211 Distribution of added value 39,304 23,211 Personnel 12,656 10,492 Compensation 9,986 8,021 Benefits 2,187 2,090 FGTS – government severance pay fund 483 381 Taxes, fees and contributions 12,157 6,389 Federal 11,367 5,640 Municipal 790 749 Return on third parties’ capital—Rent 693 690 Return on capital 13,798 5,640 Dividends and interest on capital 3,419 1,595 Retained earnings attributable to controlling shareholders 9,555 5,230 Retained earnings / (loss) attributable to non-controlling interests 824 (1,185) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 60

ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (In millions of Reais) Assets Note 06/30/2021 12/31/2020 Current and Non-current assets 70,968 75,857 Cash - 40 41 Interbank investments 3b and 4 59,225 66,254 Money market - 1,716 2,729 Interbank deposits - 57,509 63,525 Securities and derivative financial instruments 3c, 3d and 5 2,235 297 Own portfolio - 175 201 Derivative financial instruments - 2,060 96 Other receivables - 9,436 9,224 Current tax assets 3,451 3,500 Deferred tax assets 2,273 2,172 Income receivable 2,780 2,129 Deposits in guarantee of contingencies, provisions and legal obligations 71 78 Sundry 861 1,345 Other assets 3g 32 41 Prepaid expenses 32 41 Permanent assets - 132,617 134,542 Investments 3h and 12 132,617 134,542 Investments in subsidiaries 132,617 134,542 Total assets 203,585 210,399 Liabilities and stockholders’ equity Current and Non-current liabilities 67,543 73,700 Funds from acceptances and issuance of securities 3b and 7d 7,853 7,898 Foreign loans through securities 7,853 7,898 Provisions 227 226 Other liabilities - 59,463 65,576 Current tax liabilities 3n, 3p and 11c 671 92 Deferred tax liabilities 245 249 Social and statutory 7f 2,778 3,138 Subordinated debt 28,342 36,062 Debt instruments eligible as capital 27,407 25,497 Sundry 20 538 Stockholders’ equity 15 136,042 136,699 Capital - 90,729 97,148 Capital reserves 1,987 2,323 Revenue reserves - 45,348 39,126 Other comprehensive income 3c and 3d (1,494) (991) (Treasury shares) - (528) (907) Total liabilities and stockholders’ equity - 203,585 210,399 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Income related to financial operations 2,407 2,401 Securities and derivative financial instruments 0 2,407 2,401 Expenses related to financial operations 0 (1,682) (1,683) Money market (1,682) (1,683) Gross income related to financial operations 725 718 Other operating revenues / (expenses) 0 12,681 4,318 Personnel expenses 0 (65) (61) Other administrative expenses 0 478 (974) Provision expenses - 17 Provision for lawsuits civil - (6) Provison for tax and social security obligations - 23 Tax expenses 11a II (184) (137) Equity in earnings of subsidiaries 12 12,495 5,504 Other operating revenues / (expenses) 0 (43) (31) Operating income 0 13,406 5,036 Non-operating income 0 8 224 Income before taxes on income and profit sharing 0 13,414 5,260 Income tax and social contribution 3p (613) 1,461 Due on operations for the period (659) (163) Related to temporary differences 46 1,624 Profit sharing – Management Members—Statutory (8) (6) Net income 12,793 6,715 Earnings per share—Basic Common 1.31 0.69 Preferred 1.31 0.69 Earnings per share—Diluted Common 1.30 0.69 Preferred 1.30 0.69 Weighted average number of outstanding shares—Basic Common4,958,290,3594,958,290,359 Preferred4,815,885,2084,798,481,927 Weighted average number of outstanding shares—Diluted Common4,958,290,3594,958,290,359 Preferred4,849,089,9444,826,762,713 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to 06/30/2021 06/30/2020 Net income 12,793 6,715 Financial assets at available for sale (758) (2,096) Associates / Subsidiaries (758) (2,096) Hedge 1,296 (3,801) Cash flow hedge 625 296 Associates / Subsidiaries 625 296 Hedge of net investment in foreign operation 671 (4,097) Change in fair value 1,004 (4,848) Tax effect (466) 2,305 Associates / Subsidiaries 133 (1,554) Remeasurements of liabilities for post-employment benefits (*) 4 30 Associates / Subsidiaries 4 30 Foreign exchange variation in foreign investments (1,045) 4,477 Change in fair value (452) 1,592 Associates / Subsidiaries (593) 2,885 Total other comprehensive income (503) (1,390) Total comprehensive income 12,290 5,325 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	(150)	-	-	-	-	-	-	217
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	(350)	-	-	-	-	-	-	(350)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	36	36
Total comprehensive income	-	-	-	-	(2,096)	30	4,477	(3,801)	6,715	5,325
Net income	-	-	-	-	-	-	-	-	6,715	6,715
Other comprehensive income	-	-	-	-	-	-	1,592	(2,543)	-	(951)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,096)	30	2,885	(1,258)	-	(439)
Appropriations:										
Legal reserve	-	-	-	336	-	-	-	-	(336)	-
Statutory reserves	-	-	-	4,820	-	-	-	-	(4,820)	-
Dividends	-	-	-	-	-	-	-	-	(1,595)	(1,595)
Balance at 06/30/2020	**97,148**	**(907)**	**1,829**	**30,191**	**(834)**	**(1,308)**	**5,559**	**(5,262)**	**-**	**126,416**
Change in the period	**-**	**367**	**(150)**	**(4,655)**	**(2,096)**	**30**	**4,477**	**(3,801)**	**-**	**(5,828)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners	-	379	(149)	-	-	-	-	-	-	230
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572
Recognition of share-based payment plans	-	-	(342)	-	-	-	-	-	-	(342)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	74	74
Total comprehensive income	-	-	-	-	(835)	4	(1,022)	1,272	12,793	12,212
Net income	-	-	-	-	-	-	-	-	12,793	12,793
Other comprehensive income	-	-	-	-	-	-	(452)	538	-	86
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(835)	4	(570)	734	-	(667)
Appropriations:										
Legal reserve	-	-	-	640	-	-	-	-	(640)	-
Statutory reserves	-	-	-	8,808	-	-	-	-	(8,808)	-
Dividends	-	-	-	-	-	-	-	-	(880)	(880)
Interest on capital	-	-	-	-	-	-	-	-	(2,539)	(2,539)
Balance at 06/30/2021	**90,729**	**(528)**	**1,987**	**45,348**	**(316)**	**(1,526)**	**4,360**	**(4,012)**	**-**	**136,042**
Change in the period	**(6,419)**	**379**	**(336)**	**6,222**	**(758)**	**4**	**(1,045)**	**1,296**	**-**	**(657)**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 64

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Adjusted net income (107) 17,104 Net income 12,793 6,715 Adjustments to net income: (12,900) 10,389 Share-based payment (280) (277) Interest and foreign exchange expense related to operations with subordinated debt (100) 17,766 Deferred taxes (46) (1,624) Equity in earnings of subsidiaries 12 (12,495) (5,504) Amortization of goodwill 23 23 Effects of changes in exchange rates on cash and cash equivalents (2) 5 Change in assets and liabilities 4,273 (5,566) (Increase) / decrease in assets Interbank investments 6,016 (22,558) Securities and derivative financial instruments (1,938) 8,125 Other receivables and Other assets 519 367 (Decrease) / increase in liabilities Funds from acceptances and issuance of securities (45) 8,322 Provisions and Other liabilities (279) 189 Payment of income tax and social contribution - (11) Net cash provided by / (used in) operating activities 4,166 11,538 Dividends and interest on capital received 2,926 4,826 (Purchase) / disposal of Investments 2d 10,214 (9,299) Net cash provided by / (used in) investing activities 13,140 (4,473) Subordinated debt obligations raisings 2,729 3,149 Subordinated debt obligations redemptions (8,439) (7,082) Income from delivery of treasury shares 510 494 Partial spin-off 2d (9,920) -Dividends and interest on capital paid (3,202) (10,234) Net cash provided by / (used in) financing activities (18,322) (13,673) Net increase / (decrease) in cash and cash equivalents (1,016) (6,608) Cash and cash equivalents at the beginning of the period 2,770 6,736 Effects of changes in exchange rates on cash and cash equivalents 2 (5) Cash and cash equivalents at the end of the period 3a 1,756 123 Cash 40 44 Securities purchased under agreements to resell—Collateral held 1,716 79 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 65

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Income 2,463 4,294 Financial operations 2,407 2,401 Other 56 1,893 Expenses (1,702) (1,718) Financial operations (1,682) (1,683) Other (20) (35) Inputs purchased from third parties 478 (971) Third party services, Financial system services, Security and Transportation (34) (50) Advertising, promotions and publication (13) (7) Other 525 (914) Gross added value 1,239 1,605 Deprecitation and amortization (23) (23) Net added value produced by the company 1,216 1,582 Added value received through transfer—Results of equity method 12 12,495 5,504 Total added value to be distributed 13,711 7,086 Distribution of added value 13,711 7,086 Personnel 55 48 Compensation 53 46 Benefits 2 2 Taxes, fees and contributions 863 320 Federal 863 320 Return on third parties’ capital—Rent - 3 Return on capital 12,793 6,715 Dividends and interest on capital 3,419 1,595 Retained earnings for the period 9,374 5,120 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 66

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 06/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 06/30 of 2021 and 2020 for income statement (In millions of Reais, except information per share) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on August 02, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 67

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. With the entry into force of the BCB Resolution nº 2/2020, as from January 2021, the Balance Sheet accounts are presented in order of liquidity and enforceability. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad and investment funds which it controls. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 68

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2021	12/31/2020	06/30/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. [2]	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	34.16%	34.16%	34.16%	34.16%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [3]	Chilean Peso	Chile	Financial institution	39.22%	39.22%	39.22%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 69

c) Critical accounting estimates and judgments The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to the following topics: Topic Notes Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 17 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 14 Deferred income tax and social contribution 2c (V) and 11 Defined benefit pension plans 2c (VI) and 19 Contingent assets and liabilities, legal obligations and tax and social security obligations 2c (VII) and 9 Technical provisions for insurance, pension plan and premium bonds 2c (VIII) and 8 I. Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II. Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 17. III. Provision for loan losses - The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; and • Highest risk classification according to the operation, client, default, renegotiation, among others. The criteria for the provision for loan losses are detailed in Note 21. IV. Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 70

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. V. Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 11. VI. Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 19. VII. Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations—ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 9. VIII. Technical provisions for insurance, pension plan and premium bonds—technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 8. d) Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 4,001. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 546. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 71

After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In view of the constitution of XPart S.A., ITAÚ UNIBANCO HOLDING’s stockholders hold an ownership interest in XPart S.A. in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. The shares issued by ITAÚ UNIBANCO HOLDING, as well as the American Depositary Receipts – ADRs, will continue to be traded with the right to receive the shares issued by XPart S.A. until the cut-off date that, once determined, will be informed to the market. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC and does not hold any interest in XPart S.A. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca The Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 72

Note 3 – Significant accounting policies a) Cash and cash equivalents - Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral Held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 73

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 74

k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. m) Insurance, pension plan and premium bonds operations – Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 75

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. n) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 76

o) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. s) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 77

Note 4 - Interbank investments

	06/30/2021						12/31/2020	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**129,036**	**30,283**	**412**	**80**	**159,811**	**73.2**	**237,859**	**80.7**
Collateral held [(1)]	35,742	8,174	412	80	44,408	20.3	55,863	19.0
Collateral repledge	88,903	8,808	-	-	97,711	44.8	155,825	52.8
Assets received as collateral with right to sell or repledge	16,435	8,808	-	-	25,243	11.6	24,157	8.2
Assets received as collateral without right to sell or repledge	72,468	-	-	-	72,468	33.2	131,668	44.6
Short position	4,391	13,301	-	-	17,692	8.1	26,171	8.9
Money market and Interbank deposits – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**2,472**	**-**	**-**	**-**	**2,472**	**1.1**	**1,074**	**0.4**
Interbank deposits	**39,322**	**5,296**	**5,753**	**5,809**	**56,180**	**25.7**	**55,553**	**18.9**
Total [(2)]	**170,830**	**35,579**	**6,165**	**5,889**	**218,463**	**100.0**	**294,486**	**100.0**
% per maturity date	78.2	16.3	2.8	2.7	100.0			
Total – 12/31/2020	**229,917**	**49,038**	**8,353**	**7,178**	**294,486**			
% per maturity date	78.1	16.7	2.8	2.4	100.0			

(1) Includes R$ 6,714 (R$ 11,119 at 12/31/2020) related to Money market - Assets received as collateral with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

(2) Includes a securities valuation allowance in the amount of R$ (18) (R$ (6) at 12/31/2020).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 1,716 with maturity up to 30 days (R$ 2,729 at 12/31/2020), Interbank deposits, with no amount at the current period with maturity up to 30 days (R$ 8,408 at 12/31/2020), R$ 5,244 with maturity from 91 to 180 days (with no amount at 12/31/2020), R$ 6,352 with maturity from 181 to 365 days (R$ 5,448 at 12/31/2020) and R$ 45,913 with maturity over 365 days (R$ 49,669 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 78

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	06/30/2021											12/31/2020
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**266,520**	**(511)**	**354**	**266,363**	**36.7**	**4,326**	**1,447**	**7,977**	**12,468**	**97,009**	**143,136**	**269,533**
Financial treasury bills	25,707	-	-	25,707	3.5	-	1,327	-	1,972	19,518	2,890	30,129
National treasury bills	121,095	(788)	(88)	120,219	16.6	4,316	-	7,914	10,386	58,769	38,834	100,008
National treasury notes	74,587	268	314	75,169	10.4	10	120	63	109	14,110	60,757	86,830
National treasury / Securitization	121	-	32	153	0.0	-	-	-	-	-	153	184
Brazilian external debt bonds	45,010	9	96	45,115	6.2	-	-	-	1	4,612	40,502	52,382
Government securities - abroad	**63,345**	**1**	**(1,093)**	**62,253**	**8.5**	**10,764**	**11,955**	**5,692**	**8,623**	**14,444**	**10,775**	**61,751**
Argentina	1,632	37	(5)	1,664	0.2	983	170	129	299	22	61	1,497
Chile	23,265	(5)	(610)	22,650	3.1	5,839	5,367	274	89	3,530	7,551	23,231
Colombia	5,398	(11)	(74)	5,313	0.7	133	-	136	2,156	54	2,834	8,089
Korea	5,471	-	(174)	5,297	0.7	-	-	387	1,115	3,795	-	3,936
Spain	7,058	-	(128)	6,930	1.0	627	642	339	209	5,113	-	4,870
United States	5,846	(20)	-	5,826	0.8	588	1,111	501	2,317	1,309	-	5,835
Italy	121	(1)	-	120	0.0	-	-	120	-	-	-	130
Mexico	11,760	-	(8)	11,752	1.6	1,811	4,322	3,381	2,217	-	21	10,232
Paraguay	2,348	-	(97)	2,251	0.3	667	285	282	190	571	256	2,950
Peru	7	-	-	7	0.0	-	-	-	-	-	7	4
Uruguay	439	1	3	443	0.1	116	58	143	31	50	45	977
Corporate securities	**127,608**	**(403)**	**(209)**	**126,996**	**17.4**	**20,648**	**4,622**	**3,147**	**6,911**	**10,282**	**81,386**	**98,842**
Shares	11,252	(419)	(601)	10,232	1.4	10,232	-	-	-	-	-	7,709
Rural product note	9,139	-	83	9,222	1.3	269	482	819	2,354	715	4,583	5,834
Bank deposit certificates	134	-	-	134	0.0	21	7	71	7	18	10	529
Real estate receivables certificates	5,380	3	(27)	5,356	0.7	238	1	1	20	26	5,070	5,347
Fund quotas	**9,715**	**6**	**-**	**9,721**	**1.3**	**9,721**	**-**	**-**	**-**	**-**	**-**	**4,990**
Credit rights	5,268	-	-	5,268	0.7	5,268	-	-	-	-	-	2,524
Fixed income	3,985	-	-	3,985	0.5	3,985	-	-	-	-	-	1,846
Variable income	462	6	-	468	0.1	468	-	-	-	-	-	620
Debentures	76,188	-	202	76,390	10.5	17	3,396	1,004	1,648	4,804	65,521	56,908
Eurobonds and other	7,389	1	73	7,463	1.0	107	143	379	857	2,976	3,001	7,607
Financial bills	1,957	-	7	1,964	0.3	23	-	343	244	482	872	1,438
Promissory notes	4,909	-	27	4,936	0.7	20	593	522	1,768	1,215	818	7,222
Other	1,545	6	27	1,578	0.2	-	-	8	13	46	1,511	1,258
PGBL / VGBL fund quotas (1)	**202,133**	**-**	**-**	**202,133**	**27.7**	**202,133**	**-**	**-**	**-**	**-**	**-**	**205,820**
Subtotal - securities	**659,606**	**(913)**	**(948)**	**657,745**	**90.3**	**237,871**	**18,024**	**16,816**	**28,002**	**121,735**	**235,297**	**635,946**
Trading securities	368,426	(913)	-	367,513	50.4	221,782	2,210	5,460	11,375	79,658	47,028	381,598
Available for sale securities	215,516	-	(948)	214,568	29.5	15,718	15,813	11,218	15,981	30,018	125,820	205,491
Held to maturity securities (2)	75,664	-	-	75,664	10.4	371	1	138	646	12,059	62,449	48,857
Derivative financial instruments	**45,539**	**25,199**	**-**	**70,738**	**9.7**	**12,793**	**3,885**	**17,587**	**5,356**	**7,563**	**23,554**	**76,124**
Total securities and derivative financial instruments (assets)	**705,145**	**24,286**	**(948)**	**728,483**	**100.0**	**250,664**	**21,909**	**34,403**	**33,358**	**129,298**	**258,851**	**712,070**
Derivative financial instruments (liabilities)	**(44,349)**	**(21,352)**	**-**	**(65,701)**	**-**	**(13,033)**	**(1,730)**	**(15,514)**	**(5,281)**	**(8,346)**	**(21,797)**	**(79,599)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ 2,755 (R$ 3,604 at 12/31/2020), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (223) (R$ (220) from 01/01 to 06/30/2020) of Financial assets available for sale. The income related to Securities and derivative financial instruments totaled R$ 1,200 (R$ 410 from 01/01 to 06/30/2020).

In the period, the result of Derivative financial instruments as well as Adjustment to fair Value of securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 79

b) Summary by portfolio

	06/30/2021							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**137,810**	**70,890**	**33,927**	**2,547**	**7,081**	**-**	**14,108**	**266,363**
Financial treasury bills	22,130	235	-	1,232	109	-	2,001	25,707
National treasury bills	73,395	41,292	48	1,095	2,271	-	2,118	120,219
National treasury notes	29,440	29,363	1,456	220	4,701	-	9,989	75,169
National treasury / Securitization	153	-	-	-	-	-	-	153
Brazilian external debt bonds	12,692	-	32,423	-	-	-	-	45,115
Government securities - abroad	**51,210**	**1,918**	**2,425**	**6,689**	**-**	**-**	**11**	**62,253**
Argentina	1,526	-	-	138	-	-	-	1,664
Chile	21,148	1,452	-	50	-	-	-	22,650
Colombia	2,768	-	2,425	120	-	-	-	5,313
Korea	2,058	-	-	3,239	-	-	-	5,297
Spain	5,659	-	-	1,271	-	-	-	6,930
United States	5,332	-	-	494	-	-	-	5,826
Italy	120	-	-	-	-	-	-	120
Mexico	10,392	-	-	1,360	-	-	-	11,752
Paraguay	1,759	466	-	15	-	-	11	2,251
Peru	7	-	-	-	-	-	-	7
Uruguay	441	-	-	2	-	-	-	443
Corporate securities	**94,922**	**25,138**	**1,542**	**1,450**	**-**	**-**	**3,944**	**126,996**
Shares	9,471	-	-	8	-	-	753	10,232
Rural product note	9,222	-	-	-	-	-	-	9,222
Bank deposit certificates	111	-	-	-	-	-	23	134
Real estate receivables certificates	5,339	-	-	-	-	-	17	5,356
Fund quotas	**9,425**	**-**	**-**	**-**	**-**	**-**	**296**	**9,721**
Credit rights	5,122	-	-	-	-	-	146	5,268
Fixed income	3,835	-	-	-	-	-	150	3,985
Variable income	468	-	-	-	-	-	-	468
Debentures	48,139	25,138	-	1,442	-	-	1,671	76,390
Eurobonds and other	5,917	-	1,542	-	-	-	4	7,463
Financial bills	943	-	-	-	-	-	1,021	1,964
Promissory notes	4,777	-	-	-	-	-	159	4,936
Other	1,578	-	-	-	-	-	-	1,578
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**202,133**	**202,133**
Subtotal - securities	**283,942**	**97,946**	**37,894**	**10,686**	**7,081**	**-**	**220,196**	**657,745**
Trading securities	100,434	47,800	1,916	2,691	4,832	-	209,840	367,513
Available for sale securities	141,563	50,146	5,644	7,995	2,249	-	6,971	214,568
Held to maturity securities	41,945	-	30,334	-	-	-	3,385	75,664
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**70,738**	**-**	**70,738**
Total securities and derivative financial instruments (assets)	**283,942**	**97,946**	**37,894**	**10,686**	**7,081**	**70,738**	**220,196**	**728,483**
Total securities and derivative financial instruments (assets) – 12/31/2020	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**76,124**	**223,371**	**712,070**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 80

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	06/30/2021										12/31/2020
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**137,405**	**(511)**	**136,894**	**37.5**	**3,937**	**1,447**	**4,789**	**9,242**	**75,787**	**41,692**	**153,646**
Financial treasury bills	25,634	-	25,634	7.1	-	1,327	-	1,917	19,501	2,889	30,111
National treasury bills	83,590	(788)	82,802	22.6	3,927	-	4,726	7,215	49,294	17,640	75,448
National treasury notes	26,879	268	27,147	7.4	10	120	63	109	6,992	19,853	45,035
Brazilian external debt bonds	1,302	9	1,311	0.4	-	-	-	1	-	1,310	3,052
Government securities - abroad	**5,445**	**1**	**5,446**	**1.4**	**1,036**	**425**	**289**	**1,114**	**1,503**	**1,079**	**8,232**
Argentina	1,573	37	1,610	0.4	983	170	126	283	22	26	1,482
Chile	382	(5)	377	0.1	50	47	-	10	133	137	843
Colombia	1,113	(11)	1,102	0.3	-	-	-	190	39	873	3,603
United States	2,142	(20)	2,122	0.6	-	200	-	613	1,309	-	2,085
Italy	121	(1)	120	0.0	-	-	120	-	-	-	130
Mexico	21	-	21	0.0	-	-	-	-	-	21	5
Paraguay	4	-	4	0.0	-	-	-	-	-	4	3
Peru	7	-	7	0.0	-	-	-	-	-	7	4
Uruguay	82	1	83	0.0	3	8	43	18	-	11	77
Corporate securities	**23,443**	**(403)**	**23,040**	**6.1**	**14,676**	**338**	**382**	**1,019**	**2,368**	**4,257**	**13,900**
Shares	5,479	(419)	5,060	1.4	5,060	-	-	-	-	-	3,403
Bank deposit certificates	66	-	66	0.0	21	7	10	-	18	10	219
Real estate receivables certificates	153	3	156	0.0	-	-	1	2	19	134	68
Fund quotas	**9,511**	**6**	**9,517**	**2.5**	**9,517**	**-**	**-**	**-**	**-**	**-**	**4,520**
Credit rights	5,268	-	5,268	1.4	5,268	-	-	-	-	-	2,524
Fixed income	3,781	-	3,781	1.0	3,781	-	-	-	-	-	1,376
Variable income	462	6	468	0.1	468	-	-	-	-	-	620
Debentures	3,056	-	3,056	0.8	-	236	68	51	467	2,234	2,479
Eurobonds and other	3,585	1	3,586	1.0	77	73	203	686	1,681	866	2,202
Financial bills	1,241	-	1,241	0.3	1	-	94	244	166	736	802
Promissory notes	159	-	159	0.0	-	22	-	34	10	93	-
Other	193	6	199	0.1	-	-	6	2	7	184	207
PGBL / VGBL fund quotas	**202,133**	**-**	**202,133**	**55.0**	**202,133**	**-**	**-**	**-**	**-**	**-**	**205,820**
Total	**368,426**	**(913)**	**367,513**	**100.0**	**221,782**	**2,210**	**5,460**	**11,375**	**79,658**	**47,028**	**381,598**
% per maturity date					60.3	0.6	1.5	3.1	21.7	12.8	
Total – 12/31/2020	**380,559**	**1,039**	**381,598**	**100.0**	**220,174**	**9,455**	**42,843**	**23,161**	**35,432**	**50,533**	
% per maturity date					57.7	2.5	11.2	6.1	9.3	13.2	

At 06/30/2021, ITAÚ UNIBANCO HOLDING's portfolio comprises National treasury notes in the amount of R$ 175 with maturity over 365 days (R$ 201 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021

81

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	06/30/2021										12/31/2020
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**66,211**	**354**	**66,565**	**31.2**	**389**	**-**	**3,188**	**3,226**	**9,169**	**50,593**	**71,874**
Financial treasury bills	73	-	73	0.0	-	-	-	55	17	1	18
National treasury bills	20,665	(88)	20,577	9.7	389	-	3,188	3,171	1,847	11,982	24,560
National treasury notes	41,403	314	41,717	19.5	-	-	-	-	7,118	34,599	33,572
National treasury / Securitization	121	32	153	0.1	-	-	-	-	-	153	184
Brazilian external debt bonds	3,949	96	4,045	1.9	-	-	-	-	187	3,858	13,540
Government securities - abroad	**56,983**	**(1,093)**	**55,890**	**26.1**	**9,595**	**11,530**	**5,267**	**6,881**	**12,941**	**9,676**	**52,999**
Argentina	59	(5)	54	0.0	-	-	3	16	-	35	15
Chile	22,883	(610)	22,273	10.4	5,789	5,320	274	79	3,397	7,414	22,388
Colombia	3,388	(74)	3,314	1.6	-	-	-	1,338	15	1,961	3,986
Korea	5,471	(174)	5,297	2.5	-	-	387	1,115	3,795	-	3,936
Spain	7,058	(128)	6,930	3.2	627	642	339	209	5,113	-	4,870
United States	3,704	-	3,704	1.7	588	911	501	1,704	-	-	3,750
Mexico	11,739	(8)	11,731	5.5	1,811	4,322	3,381	2,217	-	-	10,227
Paraguay	2,344	(97)	2,247	1.0	667	285	282	190	571	252	2,947
Uruguay	337	3	340	0.2	113	50	100	13	50	14	880
Corporate securities	**92,322**	**(209)**	**92,113**	**42.7**	**5,734**	**4,283**	**2,763**	**5,874**	**7,908**	**65,551**	**80,618**
Shares	5,773	(601)	5,172	2.4	5,172	-	-	-	-	-	4,306
Rural product note	9,139	83	9,222	4.3	269	482	819	2,354	715	4,583	5,834
Bank deposit certificates	68	-	68	0.0	-	-	61	7	-	-	310
Real estate receivables certificates	1,202	(27)	1,175	0.5	-	-	-	-	1	1,174	1,010
Fund quotas of fixed income	204	-	204	0.1	204	-	-	-	-	-	470
Debentures	65,320	202	65,522	30.5	17	3,160	936	1,597	4,337	55,475	54,429
Eurobonds and other	3,800	73	3,873	1.8	30	70	176	171	1,295	2,131	5,403
Financial bills	716	7	723	0.3	22	-	249	-	316	136	636
Promissory notes	4,750	27	4,777	2.2	20	571	522	1,734	1,205	725	7,222
Other	1,350	27	1,377	0.6	-	-	-	11	39	1,327	998
Total	**215,516**	**(948)**	**214,568**	**100.0**	**15,718**	**15,813**	**11,218**	**15,981**	**30,018**	**125,820**	**205,491**
% per maturity date					7.3	7.4	5.2	7.4	14.0	58.7	
Total – 12/31/2020	**202,377**	**3,114**	**205,491**	**100.0**	**19,531**	**10,061**	**16,642**	**19,111**	**29,268**	**110,878**	
% per maturity date					9.5	4.9	8.1	9.3	14.2	54.0	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 82

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ 807 (R$ 119 at 12/31/2020) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	06/30/2021									12/31/2020	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**62,904**	**83.2**	**-**	**-**	**-**	**-**	**12,053**	**50,851**	**65,747**	**44,013**	**47,712**
National treasury bills	16,840	22.3	-	-	-	-	7,628	9,212	16,623	-	-
National treasury notes	6,305	8.3	-	-	-	-	-	6,305	7,624	8,223	9,664
Brazilian external debt bonds	39,759	52.6	-	-	-	-	4,425	35,334	41,500	35,790	38,048
Government securities - abroad	**917**	**1.2**	**133**	**-**	**136**	**628**	**-**	**20**	**922**	**520**	**527**
Colombia	897	1.2	133	-	136	628	-	-	891	500	493
Uruguay	20	-	-	-	-	-	-	20	31	20	34
Corporate securities	**11,843**	**15.6**	**238**	**1**	**2**	**18**	**6**	**11,578**	**11,750**	**4,324**	**4,222**
Real estate receivables certificates	4,025	5.3	238	1	-	18	6	3,762	3,932	4,269	4,167
Debentures	7,812	10.3	-	-	-	-	-	7,812	7,812	-	-
Eurobonds and other	4	-	-	-	-	-	-	4	4	2	2
Other	2	-	-	-	2	-	-	-	2	53	53
Total (*)	**75,664**	**100.0**	**371**	**1**	**138**	**646**	**12,059**	**62,449**	**78,419**	**48,857**	**52,461**
% per maturity date			0.5	-	0.2	1.0	15.9	82.4			
Total – 12/31/2020	**48,857**	**100.0**	**6,568**	**-**	**2,547**	**543**	**37**	**39,162**	**52,461**		
% per maturity date			13.4	-	5.2	1.2	0.1	80.1			

(*) In order to reflect the current risk management strategy, in the period ended at 06/30/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Available for sale securities, being R$ 9,963 of Government Securities – Brazil and R$ 7,812 of Debentures.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 83

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 8,980 (R$ 14,964 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 84

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	06/30/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Assets											
Swaps – adjustment receivable	13,289	20,233	33,522	47.4	287	987	931	2,715	6,135	22,467	46,019
Option agreements	14,676	4,131	18,807	26.6	1,938	696	13,524	1,182	813	654	20,161
Forwards	10,762	(10)	10,752	15.2	8,713	853	929	126	131	-	1,959
Credit derivatives	(104)	590	486	0.7	1	-	319	10	28	128	156
NDF - Non Deliverable Forward	6,753	127	6,880	9.7	1,697	1,349	1,883	1,321	445	185	7,596
Other Derivative Financial Instruments	163	128	291	0.4	157	-	1	2	11	120	233
Total	**45,539**	**25,199**	**70,738**	**100.0**	**12,793**	**3,885**	**17,587**	**5,356**	**7,563**	**23,554**	**76,124**
% per maturity date					18.1	5.5	24.9	7.6	10.7	33.2	
Total – 12/31/2020	**43,376**	**32,748**	**76,124**	**100.0**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	

	06/30/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Liabilities											
Swaps – adjustment payable	(13,912)	(17,550)	(31,462)	47.8	(452)	(401)	(564)	(2,906)	(6,857)	(20,282)	(51,789)
Option agreements	(16,757)	(4,125)	(20,882)	31.8	(3,162)	(536)	(14,022)	(1,260)	(709)	(1,193)	(20,347)
Forwards	(8,446)	2	(8,444)	12.9	(8,443)	-	(1)	-	-	-	(905)
Credit derivatives	(234)	109	(125)	0.2	-	-	(1)	(2)	(6)	(116)	(76)
NDF - Non Deliverable Forward	(4,989)	238	(4,751)	7.2	(976)	(791)	(924)	(1,108)	(765)	(187)	(6,426)
Other Derivative Financial Instruments	(11)	(26)	(37)	0.1	-	(2)	(2)	(5)	(9)	(19)	(56)
Total	**(44,349)**	**(21,352)**	**(65,701)**	**100.0**	**(13,033)**	**(1,730)**	**(15,514)**	**(5,281)**	**(8,346)**	**(21,797)**	**(79,599)**
% per maturity date					19.8	2.6	23.6	8.0	12.7	33.3	
Total – 12/31/2020	**(47,485)**	**(32,114)**	**(79,599)**	**100.0**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	

The result of derivative financial instruments in the period totaled R$ 1,767 (R$ (4,478) from 01/01 to 06/30/2020).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Interest, in asset position totaled R$ 2,053 (R$ 69 at 12/31/2020) with maturity from 31 to 180 days. The market values related to Options contract positions, involving Shares, in asset position totaled R$ 7 (R$ 27 at 12/31/2020), distributed R$ 7 with maturitiy from 181 to 365 days (R$ 4 at 12/31/2020) and with no amount with maturitiy over 365 days (R$ 23 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 85

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	06/30/2021	12/31/2020	06/30/2021	06/30/2021	06/30/2021	12/31/2020
Future contracts	**766,375**	**781,453**	-	-	-	-
Purchase commitments	**403,527**	**338,165**	-	-	-	-
Shares	12,143	8,300	-	-	-	-
Commodities	1,125	1,170	-	-	-	-
Interest	358,862	304,454	-	-	-	-
Foreign currency	31,397	24,241	-	-	-	-
Commitments to sell	**362,848**	**443,288**	-	-	-	-
Shares	11,886	7,535	-	-	-	-
Commodities	2,241	2,201	-	-	-	-
Interest	319,799	397,157	-	-	-	-
Foreign currency	28,922	36,395	-	-	-	-
Swap contracts			**(623)**	**2,683**	**2,060**	**(5,770)**
Asset position	**1,227,215**	**1,442,449**	**13,289**	**20,233**	**33,522**	**46,019**
Commodities	2,770	278	(40)	262	222	1
Interest	1,205,651	1,423,134	11,153	19,039	30,192	41,983
Foreign currency	18,794	19,037	2,176	932	3,108	4,035
Liability position	**1,227,215**	**1,442,449**	**(13,912)**	**(17,550)**	**(31,462)**	**(51,789)**
Shares	187	108	(32)	8	(24)	(10)
Commodities	2,882	341	45	(268)	(223)	(9)
Interest	1,201,379	1,425,904	(12,457)	(17,192)	(29,649)	(47,696)
Foreign currency	22,767	16,096	(1,468)	(98)	(1,566)	(4,074)
Option contracts	**1,963,790**	**1,743,520**	**(2,081)**	**6**	**(2,075)**	**(186)**
Purchase commitments - long position	**124,345**	**133,404**	**11,221**	**4,794**	**16,015**	**16,109**
Shares	14,870	12,380	651	1,123	1,774	1,339
Commodities	630	356	25	43	68	27
Interest	40,858	53,061	49	14	63	57
Foreign currency	67,987	67,607	10,496	3,614	14,110	14,686
Commitments to sell - long position	**892,888**	**743,573**	**3,455**	**(663)**	**2,792**	**4,052**
Shares	17,696	14,659	770	132	902	790
Commodities	128	75	4	(1)	3	1
Interest	806,365	659,826	423	(31)	392	2,460
Foreign currency	68,699	69,013	2,258	(763)	1,495	801
Purchase commitments - short position	**154,687**	**131,551**	**(13,608)**	**(4,609)**	**(18,217)**	**(15,816)**
Shares	14,966	13,080	(391)	(1,122)	(1,513)	(1,467)
Commodities	310	899	(8)	(14)	(22)	(46)
Interest	75,788	57,770	(23)	(558)	(581)	(299)
Foreign currency	63,623	59,802	(13,186)	(2,915)	(16,101)	(14,004)
Commitments to sell - short position	**791,870**	**734,992**	**(3,149)**	**484**	**(2,665)**	**(4,531)**
Shares	15,868	13,200	(582)	(143)	(725)	(680)
Commodities	545	246	(35)	20	(15)	(4)
Interest	713,495	653,376	(428)	100	(328)	(2,295)
Foreign currency	61,962	68,170	(2,104)	507	(1,597)	(1,552)
Forward operations	**16,002**	**23,989**	**2,316**	**(8)**	**2,308**	**1,054**
Purchases receivable	**4,798**	**18,666**	**4,798**	**(10)**	**4,788**	**885**
Shares	436	304	436	(9)	427	301
Interest	4,362	584	4,362	(1)	4,361	584
Foreign currency	-	17,778	-	-	-	-
Purchases payable obligations	**-**	**-**	**(4,362)**	**-**	**(4,362)**	**(584)**
Interest	-	-	(4,362)	-	(4,362)	(584)
Sales receivable	**4,879**	**1,132**	**5,964**	**-**	**5,964**	**1,074**
Shares	1,770	770	1,752	(3)	1,749	766
Interest	130	-	4,212	-	4,212	308
Foreign currency	2,979	362	-	3	3	-
Sales deliverable obligations	**6,325**	**4,191**	**(4,084)**	**2**	**(4,082)**	**(321)**
Shares	3	-	(3)	-	(3)	-
Interest	4,081	308	(4,081)	3	(4,078)	(308)
Foreign currency	2,241	3,883	-	(1)	(1)	(13)
Credit derivatives	**28,839**	**20,060**	**(338)**	**699**	**361**	**80**
Asset position	**22,337**	**15,877**	**(104)**	**590**	**486**	**156**
Shares	2,384	2,796	(56)	130	74	88
Commodities	19	19	-	1	1	1
Interest	19,934	13,062	(48)	459	411	67
Liability position	**6,502**	**4,183**	**(234)**	**109**	**(125)**	**(76)**
Shares	1,113	1,154	(43)	16	(27)	(34)
Commodities	-	3	-	-	-	-
Interest	5,389	3,026	(191)	93	(98)	(42)
NDF - Non Deliverable Forward	**279,967**	**313,463**	**1,764**	**365**	**2,129**	**1,170**
Asset position	**143,664**	**156,542**	**6,753**	**127**	**6,880**	**7,596**
Commodities	2,465	1,715	568	(4)	564	262
Foreign currency	141,199	154,827	6,185	131	6,316	7,334
Liability position	**136,303**	**156,921**	**(4,989)**	**238**	**(4,751)**	**(6,426)**
Commodities	518	975	(51)	(11)	(62)	(38)
Foreign currency	135,785	155,946	(4,938)	249	(4,689)	(6,388)
Other derivative financial instruments	**5,721**	**6,585**	**152**	**102**	**254**	**177**
Asset position	**4,753**	**5,352**	**163**	**128**	**291**	**233**
Shares	99	126	-	2	2	2
Interest	4,654	5,224	163	(32)	131	174
Foreign currency	-	2	-	158	158	57
Liability position	**968**	**1,233**	**(11)**	**(26)**	**(37)**	**(56)**
Shares	604	799	(6)	(16)	(22)	(37)
Interest	349	434	(5)	(9)	(14)	(19)
Foreign currency	15	-	-	(1)	(1)	-
		Asset	**45,539**	**25,199**	**70,738**	**76,124**
		Liability	**(44,349)**	**(21,352)**	**(65,701)**	**(79,599)**
		Total	**1,190**	**3,847**	**5,037**	**(3,475)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2021	12/31/2020
Future contracts	343,770	189,487	79,554	153,564	766,375	781,453
Swap contracts	35,244	108,522	215,846	867,603	1,227,215	1,442,449
Option contracts	403,929	838,983	687,639	33,239	1,963,790	1,743,520
Forwards	8,814	5,191	1,866	131	16,002	23,989
Credit derivatives	1,626	13,732	898	12,583	28,839	20,060
NDF - Non Deliverable Forward	95,176	105,961	47,689	31,141	279,967	313,463
Other derivative financial instruments	25	249	790	4,657	5,721	6,585

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 86

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2021 Other NDF—Non Future Swap Option Credit derivative Forwards Deliverable contracts contracts contracts derivatives financial Forward instruments Stock exchange 766,375 663,146 1,857,724 7,427 6,754 59,894 -Over-the-counter market - 564,069 106,066 8,575 22,085 220,073 5,721 Financial institutions - 474,176 67,082 8,446 22,085 93,908 4,592 Companies - 85,482 37,872 129 - 125,303 1,129 Individuals - 4,411 1,112 - - 862 - Total 766,375 1,227,215 1,963,790 16,002 28,839 279,967 5,721 Total – 12/31/2020 781,453 1,442,449 1,743,520 23,989 20,060 313,463 6,585 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 87

IV—Credit derivatives See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity. 06/30/2021 12/31/2020 Notional amount Notional amount of credit Notional amount of Notional amount of credit of credit protection purchased with Net position credit protection protection purchased with Net position protection sold identical underlying amount sold identical underlying amount CDS (9,126) 5,121 (4,005) (8,501) 3,705 (4,796) TRS (14,592) - (14,592) (7,854) - (7,854) Total (23,718) 5,121 (18,597) (16,355) 3,705 (12,650) The effect of the risk received on the reference equity (Note 21c) was R$ 83 (R$ 86 at 12/31/2020). During the period, there were no credit events relating to the taxable events provided for in the agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 88

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	06/30/2021					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	69,169	(285)	(285)	69,812	(284)
Hedge of assets transactions	10,333	-	(52)	(52)	10,288	(52)
Hedge of asset-backed securities under repurchase agreements	34,520	-	(233)	(233)	35,516	(233)
Hedge of assets denominated in UF	18,822	-	(21)	(21)	18,843	(21)
Hedge of funding	-	2,296	5	5	2,301	5
Hedge of loan operations	272	-	5	5	267	7
Foreign exchange risk						
Hedge of highly probable forecast transactions	3,199	-	58	185	3,199	58
Total	**67,146**	**71,465**	**(523)**	**(396)**	**140,226**	**(520)**

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,314	-	(105)	52	1,314	(105)
Total	**85,115**	**103,936**	**(1,770)**	**(1,654)**	**176,683**	**(1,773)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 89

Hedge Instruments	06/30/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	115,616	96	-	(569)	(570)	1	(16)
Swap	21,411	2,296	19,096	(9)	(11)	2	-
Foreign exchange risk [4]							
Futures	3,199	-	3,331	58	58	-	-
Total	**140,226**	**2,392**	**22,427**	**(520)**	**(523)**	**3**	**(16)**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk [4]							
Futures	17,117	5	298	(108)	(108)	-	-
Total	**176,683**	**2,158**	**17,304**	**(1,773)**	**(1,770)**	**(3)**	**(657)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (289) (R$ (1,728) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 90

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	06/30/2021						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,046	-	8,211	-	165	8,046	(164)
Hedge of funding	-	10,700	-	10,861	(161)	10,700	161
Hedge of available for sale securities	19,389	-	19,411	-	22	22,773	(29)
Hedge of other financial assets	5,892	-	5,965	-	73	5,880	(72)
Total	**33,327**	**10,700**	**33,587**	**10,861**	**99**	**47,399**	**(104)**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

In the period ended at 06/30/2021, the classification of Available for sale securities was changed to Held to maturity securities, thus partially modifying the hedged portfolio. Accordingly, there was a partial dismantling of this strategy and, since it is a market risk, the effective portion was recognized in income, and it is not reversible.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 91

Hedge Instruments	06/30/2021				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	31,618	5,451	5,952	(136)	(5)
Other Derivatives	10,564	-	10,564	(1)	-
Futures	5,217	-	5,250	33	-
Total [2]	**47,399**	**5,451**	**21,766**	**(104)**	**(5)**

Hedge Instruments	12/31/2020				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

(1) Recorded under heading Derivative Financial Instruments.

(2) In the period, the amount of R$ 12,459 is no longer qualified as hedge, with no effect on the result because it is a market risk hedge.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 92

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2021					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,607	-	(11,535)	(11,535)	23,129	(11,649)
Total	**15,607**	**-**	**(11,535)**	**(11,535)**	**23,129**	**(11,649)**

Strategies	12/31/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(12,595)	(12,595)	24,619	(12,645)
Total	**15,277**	**-**	**(12,595)**	**(12,595)**	**24,619**	**(12,645)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 93

Hedge Instruments	06/30/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	9,110	-	82	(6,031)	(5,982)	(49)	-
Futures / NDF - Non Deliverable Forward	9,149	-	195	(3,148)	(3,102)	(46)	-
Futures / Financial Assets	4,870	5,227	2,605	(2,470)	(2,451)	(19)	-
Total	**23,129**	**5,227**	**2,882**	**(11,649)**	**(11,535)**	**(114)**	**-**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	5,052	-	31	(3,310)	(3,298)	(12)	-
Futures / NDF - Non Deliverable Forward	15,196	445	-	(7,282)	(7,250)	(32)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,053)	(2,047)	(6)	-
Total	**24,619**	**5,001**	**2,793**	**(12,645)**	**(12,595)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 94

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	06/30/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	43,089	14,510	6,373	5,089	-	751	-	**69,812**
Hedge of highly probable forecast transactions	3,199	-	-	-	-	-	-	**3,199**
Hedge of assets transactions	4,138	-	6,150	-	-	-	-	**10,288**
Hedge of assets denominated in UF	12,592	6,251	-	-	-	-	-	**18,843**
Hedge of funding (Cash flow)	2,122	-	179	-	-	-	-	**2,301**
Hedge of loan operations (Cash flow)	233	34	-	-	-	-	-	**267**
Hedge of loan operations (Market risk)	2,003	2,057	1,221	510	663	1,592	-	**8,046**
Hedge of funding (Market risk)	127	480	1,210	605	1,608	5,306	1,364	**10,700**
Hedge of available for sale securities	70	2,295	-	5,496	2,293	10,600	2,019	**22,773**
Hedge of asset-backed securities under repurchase agreements	10,646	14,807	5,444	3,980	-	639	-	**35,516**
Hedge of net investment in foreign operations (*)	23,129	-	-	-	-	-	-	**23,129**
Hedge of other financial assets (Market risk)	5,880	-	-	-	-	-	-	**5,880**
Total	**107,228**	**40,434**	**20,577**	**15,680**	**4,564**	**18,888**	**3,383**	**210,754**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,117	-	-	-	-	-	-	**17,117**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,214**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,573**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 95

g) **Sensitivity analysis (trading and banking portfolios)**

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2021 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	0.9	2.1
Currency Coupon	Foreign Exchange Coupon Rates	-	(3.2)	0.6
Foreign Currency	Foreign Exchange Rates	(1.9)	23.6	13.6
Price Indices	Inflation Coupon Rates	(0.4)	(21.1)	(46.0)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(0.1)	53.3	53.9
Other	Exposures that do not fall under the definitions above	0.3	(14.3)	(36.7)
Total		**(2.1)**	**39.2**	**(12.5)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2021 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(11.9)	(2,103.3)	(4,089.1)
Currency Coupon	Foreign Exchange Coupon Rates	(4.6)	(306.8)	(583.3)
Foreign Currency	Foreign Exchange Rates	3.9	(63.9)	(190.9)
Price Indices	Inflation Coupon Rates	0.6	(53.6)	(144.3)
TR	TR Coupon Rates	1.4	(205.6)	(450.4)
Equities	Prices of Equities	9.3	(181.9)	(418.4)
Other	Exposures that do not fall under the definitions above	0.3	(14.8)	(45.0)
Total		**(1.0)**	**(2,929.9)**	**(5,921.4)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 96

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	06/30/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**356,229**	**106,222**	**59,821**	**41,736**	**11,975**	**6,990**	**11,871**	**5,707**	**9,549**	**610,100**	**598,916**
Loans and discounted trade receivables	175,149	83,487	45,810	32,673	8,564	4,854	10,634	4,513	8,504	374,188	363,855
Financing	70,149	11,984	9,783	6,752	2,645	1,653	527	718	652	104,863	118,810
Farming financing	10,160	508	149	39	5	44	4	2	5	10,916	10,598
Real estate financing	100,771	10,243	4,079	2,272	761	439	706	474	388	120,133	105,653
Lease operations	**3,059**	**3,653**	**743**	**565**	**78**	**36**	**70**	**101**	**126**	**8,431**	**9,278**
Credit card operations	**689**	**82,982**	**4,177**	**3,400**	**1,101**	**690**	**789**	**584**	**2,500**	**96,912**	**95,008**
Advance on exchange contracts (1)	**6,037**	**247**	**182**	**72**	**106**	**15**	**38**	**25**	**-**	**6,722**	**5,250**
Other sundry receivables (2)	**109**	**642**	**144**	**12**	**1**	**1**	**569**	**125**	**49**	**1,652**	**2,101**
Total operations with credit granting characteristics	**366,123**	**193,746**	**65,067**	**45,785**	**13,261**	**7,732**	**13,337**	**6,542**	**12,224**	**723,817**	**710,553**
Financial guarantees provided (3)										**78,056**	**68,933**
Total with Financial guarantees provided	**366,123**	**193,746**	**65,067**	**45,785**	**13,261**	**7,732**	**13,337**	**6,542**	**12,224**	**801,873**	**779,486**
Total operations with credit granting characteristics at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021

97

II – By maturity and risk level

	06/30/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1][2]										
Falling due installments	-	-	**1,857**	**2,165**	**1,903**	**1,787**	**1,859**	**1,716**	**3,631**	**14,918**	**14,061**
01 to 30	-	-	89	103	90	67	82	79	208	718	597
31 to 60	-	-	78	90	77	58	69	68	188	628	627
61 to 90	-	-	104	93	84	60	73	73	205	692	515
91 to 180	-	-	204	261	221	196	211	198	469	1,760	1,453
181 to 365	-	-	320	410	370	299	337	340	783	2,859	2,430
Over 365 days	-	-	1,062	1,208	1,061	1,107	1,087	958	1,778	8,261	8,439
Overdue installments	-	-	**793**	**842**	**944**	**1,058**	**6,053**	**2,069**	**5,585**	**17,344**	**13,505**
01 to 14	-	-	9	31	27	22	27	27	78	221	222
15 to 30	-	-	758	177	103	77	583	60	192	1,950	1,007
31 to 60	-	-	26	596	135	137	133	102	242	1,371	1,810
61 to 90	-	-	-	26	620	140	4,458	450	273	5,967	1,437
91 to 180	-	-	-	12	59	600	723	1,261	1,019	3,674	3,202
181 to 365	-	-	-	-	-	82	129	169	3,518	3,898	5,538
Over 365 days	-	-	-	-	-	-	-	-	263	263	289
Subtotal (a)	-	-	**2,650**	**3,007**	**2,847**	**2,845**	**7,912**	**3,785**	**9,216**	**32,262**	**27,566**
Subtotal - 12/31/2020	-	-	**2,023**	**2,780**	**3,705**	**2,381**	**2,848**	**2,760**	**11,069**	**27,566**	
	Non-overdue Operations										
Falling due installments	**365,448**	**192,615**	**62,244**	**42,513**	**10,312**	**4,802**	**5,357**	**2,739**	**2,926**	**688,956**	**680,146**
01 to 30	30,334	40,779	7,902	5,684	1,607	283	445	244	466	87,744	78,053
31 to 60	28,475	18,788	3,854	2,808	487	121	131	62	190	54,916	52,351
61 to 90	19,562	13,868	3,718	2,621	399	287	133	151	174	40,913	40,074
91 to 180	43,498	27,541	8,128	5,789	1,254	515	370	178	372	87,645	83,715
181 to 365	59,872	29,347	10,756	7,854	1,712	774	2,702	264	410	113,691	93,285
Over 365 days	183,707	62,292	27,886	17,757	4,853	2,822	1,576	1,840	1,314	304,047	332,668
Overdue up to 14 days	675	1,131	173	265	102	85	68	18	82	**2,599**	**2,841**
Subtotal (b)	**366,123**	**193,746**	**62,417**	**42,778**	**10,414**	**4,887**	**5,425**	**2,757**	**3,008**	**691,555**	**682,987**
Subtotal - 12/31/2020	**340,273**	**197,751**	**68,932**	**41,427**	**9,959**	**5,427**	**9,695**	**5,911**	**3,612**	**682,987**	
Total Portfolio (a + b)	**366,123**	**193,746**	**65,067**	**45,785**	**13,261**	**7,732**	**13,337**	**6,542**	**12,224**	**723,817**	**710,553**
Existing allowance	**(2,260)**	**(1,757)**	**(1,438)**	**(4,845)**	**(6,380)**	**(3,267)**	**(8,385)**	**(6,512)**	**(12,224)**	**(47,810)**	**(52,158)**
Minimum	-	(968)	(647)	(1,354)	(1,288)	(2,313)	(6,634)	(4,512)	(12,224)	(29,940)	(33,662)
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(742)	(754)
Additional [4]	(2,260)	(789)	(791)	(3,491)	(5,092)	(954)	(1,751)	(2,000)	-	(17,128)	(17,742)
Existing current provision										**(21,055)**	**(21,294)**
Existing non-current provision										**(26,755)**	**(30,864)**
Total Portfolio at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	
Existing allowance at 12/31/2020	**(2,042)**	**(1,867)**	**(1,286)**	**(5,282)**	**(6,095)**	**(3,299)**	**(8,185)**	**(8,667)**	**(14,681)**	**(52,158)**	
Minimum	-	(987)	(705)	(1,303)	(1,325)	(2,339)	(6,257)	(6,065)	(14,681)	(33,662)	
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(754)	
Additional [4]	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 24,829 (R$ 19,925 at 12/31/2020).

(3) Allowance for Financial Guarantees Provided recorded in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 98

III – By business sector

	06/30/2021	%	12/31/2020	%
Public Sector	**1,771**	**0.2%**	**3,787**	**0.5%**
Petrochemical and chemical	345	0.0%	2,360	0.3%
State and local governments	1,070	0.2%	1,125	0.2%
Sundry	356	0.0%	302	0.0%
Private sector	**722,046**	**99.8%**	**706,766**	**99.5%**
Companies	**360,678**	**49.9%**	**367,233**	**51.7%**
Sugar and alcohol	3,946	0.5%	4,569	0.6%
Agribusiness and fertilizers	23,001	3.2%	22,640	3.2%
Food and beverage	21,855	3.0%	21,043	3.0%
Banks and other financial institutions	14,567	2.0%	14,279	2.0%
Capital assets	5,327	0.7%	5,011	0.7%
Pulp and paper	2,908	0.4%	1,668	0.2%
Publishing and printing	1,622	0.2%	1,628	0.2%
Electronic and IT	7,497	1.0%	7,596	1.1%
Packaging	4,210	0.6%	3,196	0.4%
Energy and sewage	8,340	1.2%	9,007	1.3%
Education	3,037	0.4%	3,119	0.4%
Pharmaceuticals and cosmetics	8,621	1.2%	8,730	1.2%
Real estate agents	27,888	3.8%	29,457	4.1%
Entertainment and tourism	7,886	1.1%	8,409	1.2%
Wood and furniture	5,420	0.8%	4,969	0.7%
Construction materials	5,224	0.7%	4,593	0.6%
Steel and metallurgy	8,750	1.2%	10,199	1.5%
Media	583	0.1%	734	0.1%
Mining	5,264	0.8%	5,329	0.8%
Infrastructure work	8,646	1.2%	10,904	1.5%
Oil and gas (*)	8,688	1.2%	7,223	1.0%
Petrochemical and chemical	12,564	1.7%	12,764	1.8%
Health care	4,739	0.7%	5,005	0.7%
Insurance, reinsurance and pension plans	138	0.0%	54	0.0%
Telecommucations	2,292	0.3%	2,823	0.4%
Third sector	3,728	0.5%	3,656	0.5%
Tradings	2,823	0.4%	2,589	0.4%
Transportation	25,768	3.6%	25,809	3.7%
Domestic appliances	3,250	0.5%	2,894	0.4%
Vehicles and autoparts	13,935	2.0%	16,530	2.4%
Clothing and shoes	5,423	0.7%	5,277	0.7%
Commerce - sundry	28,457	3.9%	26,849	3.8%
Industry - sundry	10,075	1.4%	10,982	1.5%
Services - sundry	46,869	6.5%	48,578	6.9%
Sundry	17,337	2.4%	19,120	2.7%
Individuals	**361,368**	**49.9%**	**339,533**	**47.8%**
Credit cards	94,790	13.1%	93,102	13.1%
Mortgage loans	111,680	15.4%	96,603	13.6%
Consumer loans / checking account	128,984	17.8%	126,345	17.8%
Vehicles	25,914	3.6%	23,483	3.3%
Grand total	**723,817**	**100.0%**	**710,553**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	06/30/2021		12/31/2020	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	27,066	(188)	27,190	(188)
Sundry bank guarantees	26,966	(315)	26,448	(357)
Other financial guarantees provided	7,478	(140)	8,248	(153)
Tied to the distribution of marketable securities by Public Offering	10,409	(30)	1,445	(1)
Restricted to bids, auctions, service provision or execution of works	3,313	(20)	3,543	(27)
Restricted to international trade of goods	1,905	(41)	1,295	(26)
Restricted to supply of goods	919	(8)	764	(2)
Total	**78,056**	**(742)**	**68,933**	**(754)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 99

b) Credit concentration

Loan, lease and other credit operations (*)	06/30/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	6,394	0.8	7,243	0.9
10 largest debtors	33,764	4.2	37,863	4.9
20 largest debtors	50,322	6.3	54,812	7.0
50 largest debtors	79,633	9.9	83,438	10.7
100 largest debtors	110,965	13.8	112,334	14.4

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (*)	06/30/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	13,433	1.4	13,145	1.4
10 largest debtors	63,548	6.4	73,609	7.8
20 largest debtors	97,476	9.8	107,100	11.3
50 largest debtors	156,103	15.8	164,323	17.3
100 largest debtors	210,464	21.3	214,907	22.6

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	06/30/2021	12/31/2020
Opening balance - 01/01	**(52,158)**	**(39,747)**
Net increase for the period	(6,314)	(30,140)
Minimum	(6,940)	(22,526)
Financial Guarantees Provided	12	105
Additional (1)	614	(7,719)
Write-Off	10,062	20,083
Other, mainly foreign exchange	600	(2,354)
Closing balance (2)	**(47,810)**	**(52,158)**
Minimum	(29,940)	(33,662)
Financial Guarantees Provided (3)	(742)	(754)
Additional	(17,128)	(17,742)
Existing provision	**(47,810)**	**(52,158)**
Provision delay	(10,866)	(10,618)
Provision aggravated	(12,167)	(11,364)
Provision potential	(24,777)	(30,176)

(1) In the period, the impact in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (293) (R$ (367) at 12/31/2020).

(3) Allowance for Financial Guarantees Provided, recorded in the Consolidated Balance Sheet.

At 06/30/2021, the balance of the provision regarding the loan portfolio is equivalent to 6.6% (7.3% at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 100

d) Renegotiation of credits

	06/30/2021			12/31/2020		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	36,231	(13,527)	37.3%	35,919	(12,490)	34.8%
(-) Renegotiated loans overdue up to 30 days[2]	(12,913)	3,180	24.6%	(12,684)	2,249	17.7%
Renegotiated loans overdue over 30 days[2]	23,318	(10,347)	44.4%	23,235	(10,241)	44.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 130 (R$ 146 at 12/31/2020).
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2021					12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (Expenses)	Income (Expenses)
Restricted operations on assets								
Loan operations	-	32	120	5,115	5,267	6,784	64	2,091
Liabilities - restricted operations on assets								
Foreign loans through securities	-	32	119	5,115	5,266	6,784	(64)	(2,083)
Net revenue from restricted operations							-	8

At 06/30/2021 and 06/30/2020 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 101

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2021				12/31/2020			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	255	258	253	256	315	326	313	324
Working capital	885	885	895	895	1,297	1,299	1,310	1,312
Total	**1,140**	**1,143**	**1,148**	**1,151**	**1,612**	**1,625**	**1,623**	**1,636**

(1) Under Other liabilities Sundry.

From 01/01 to 06/30/2021 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 561, net of the Provision for Loan Losses (R$ 91 from 01/01 to 06/30/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 102

g) Payroll funding 06/30/2021 12/31/2020 Risk levels AA A B C D E F G H Total Total Payroll funding 405 283 459 757 451 27 82 64 33 2,561 2,938 Existing allowance (1) - - (1) (3) (7) (1) (6) (7) (5) (30) (17) (1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 103

Note 7 – Funding, borrowing and onlending

a) Summary

	06/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	370,098	61,571	37,548	324,284	793,501	809,010
Deposits received under securities repurchase agreements	200,660	1,659	1,418	46,453	250,190	280,541
Funds from acceptances and issuance of securities	3,287	18,908	20,258	85,172	127,625	136,638
Borrowing and onlending	7,073	27,838	21,109	29,757	85,777	83,200
Subordinated debt	-	5,244	6,389	57,366	68,999	74,916
Total	**581,118**	**115,220**	**86,722**	**543,032**	**1,326,092**	**1,384,305**
% per maturity date	43.9	8.7	6.5	40.9	**100.0**	
Total – 12/31/2020	**614,774**	**134,110**	**109,034**	**526,387**	**1,384,305**	
% per maturity date	44.5	9.7	7.9	37.9	**100.0**	

b) Deposits

	06/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**233,364**	**61,571**	**37,548**	**324,284**	**656,767**	**674,134**
Savings deposits	184,228	-	-	-	184,228	179,470
Interbank deposits	736	838	1,034	284	2,892	3,430
Time deposits	48,400	60,733	36,514	324,000	469,647	491,234
Non-interest bearing deposits	**136,734**	**-**	**-**	**-**	**136,734**	**134,876**
Demand deposits	136,318	-	-	-	136,318	134,805
Other deposits	416	-	-	-	416	71
Total	**370,098**	**61,571**	**37,548**	**324,284**	**793,501**	**809,010**
% per maturity data	46.6	7.8	4.7	40.9	**100.0**	
Total – 12/31/2020	**370,604**	**80,456**	**59,955**	**297,995**	**809,010**	
% per maturity date	45.8	9.9	7.4	36.8	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 104

c) Deposits received under securities repurchase agreements 06/30/2021 12/31/2020 Over 365 0—30 31—180 181—365 Total Total days Own portfolio 91,950 741 243 115 93,049 48,470 Government securities 70,508 - - - 70,508 24,032 Corporate securities 20,490 130 - - 20,620 20,773 Own issue 202 251 1 20 474 1,985 Foreign 750 360 242 95 1,447 1,680 Third-party portfolio 99,696 - - - 99,696 156,602 Free portfolio 9,014 918 1,175 46,338 57,445 75,469 Total 200,660 1,659 1,418 46,453 250,190 280,541 % per maturity date 80.1 0.7 0.6 18.6 100.0 Total – 12/31/2020 227,395 3,001 1,962 48,183 280,541 % per maturity date 81.0 1.1 0.7 17.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 105

d) **Funds from acceptances and issuance of securities**

	06/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,659**	**16,038**	**18,036**	**32,079**	**67,812**	**73,108**
Financial bills	629	10,074	12,998	9,766	33,467	43,589
Real estate credit bills	219	2,317	2,092	1,671	6,299	4,205
Rural credit bills	811	3,256	2,810	3,548	10,425	14,285
Guaranteed real estate bills	-	391	136	17,094	17,621	11,029
Securities obligations abroad	**1,544**	**2,639**	**2,166**	**52,680**	**59,029**	**62,571**
Brazil risk note programme	16	225	547	11,423	12,211	13,048
Structure note issued	79	396	903	4,186	5,564	6,220
Bonds	1,258	1,713	409	28,320	31,700	31,939
Fixed rate notes	113	-	-	5,002	5,115	6,685
Eurobonds	-	2	-	50	52	53
Mortgage notes	1	2	17	163	183	223
Other	77	301	290	3,536	4,204	4,403
Funding from structured operations certificates (*)	**84**	**231**	**56**	**413**	**784**	**959**
Total	**3,287**	**18,908**	**20,258**	**85,172**	**127,625**	**136,638**
% per maturity date	2.6	14.8	15.9	66.7	**100.0**	
Total – 12/31/2020	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	
% per maturity date	1.5	15.0	14.5	69.0	**100.0**	

(*) At 06/30/2021, the fair value of the funding from structured operations certificates issued is R$ 820 (R$ 1,018 at 12/31/2020).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 7,853, with maturity over 365 days (R$ 7,898 at 12/31/2020).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 1.12% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	06/30/2021	12/31/2020
Real estate loans	21,959	12,286
Government securities - Brazil	1,077	2
Total asset portfolio	**23,036**	**12,288**
Total adjusted asset portfolio	**23,036**	**12,287**
Liabilities for issue of LIGs	**17,621**	**11,029**
Remuneration of the Fiduciary Agent	1	1

II - Requirements of asset portfolio

	06/30/2021	12/31/2020
Breakdown	**95.3%**	**100.0%**
Sufficiency		
Notional amount	130.7%	111.4%
Present value under stress	118.5%	111.5%
Weighted average term		
Of the asset portfolio	139.2 monthly	138.8 monthly
Of outstandings LIGs	47.4 monthly	47.1 monthly
Liquidity		
Net assets	1,077	2

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e) Borrowing and onlending 06/30/2021 12/31/2020 0-30 31-180 181-365 Over 365 days Total Total Borrowing 6,725 26,276 19,351 22,847 75,199 71,744 In Brazil 2,857 - - - 2,857 1,809 Foreign (*) 3,868 26,276 19,351 22,847 72,342 69,935 Onlending—In Brazil – official institutions 348 1,562 1,758 6,910 10,578 11,456 BNDES 204 757 946 4,269 6,176 6,779 FINAME 126 641 682 2,175 3,624 3,947 Other 18 164 130 466 778 730 Total 7,073 27,838 21,109 29,757 85,777 83,200 % per maturity date 8.2 32.5 24.6 34.7 100.0 Total – 12/31/2020 8,140 30,176 21,777 23,107 83,200 % per maturity date 9.8 36.3 26.2 27.7 100.0 (*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 107

f) Subordinated debt, including perpetual debts

	06/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Financial bills	-	15	101	5,818	5,934	5,536
Euronotes	-	5,230	6,290	16,642	28,162	35,981
(-) Transaction costs incurred (Note 3b)	-	(1)	(2)	(10)	(13)	(19)
Bonds	-	-	-	7,509	7,509	7,921
Debt instruments eligible as capital	-	-	-	27,407	27,407	25,497
Grand total	**-**	**5,244**	**6,389**	**57,366**	**68,999**	**74,916**
% per maturity date	0.0	7.6	9.3	83.1	**100.0**	
Total – 12/31/2020	**6,657**	**-**	**5,468**	**62,791**	**74,916**	
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 5,262 (R$ 7,126 at 12/31/2020) with maturity from 31 to 180 days, R$ 6,351 (R$ 5,002 at 12/31/2020) with maturity from 181 to 365 days and R$ 16,729 (R$ 23,934 at 12/31/2020) with maturity over 365 days, totaling R$ 28,342 (R$ 36,062 at 12/31/2020), and Debt Instruments Eligible as Capital in the amount of R$ 27,407 (R$ 25,497 at 12/31/2020) with maturity over 365 days.

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Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	15	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,875	5,484
	20			IGPM + 4.63%	44	38
				Total	**5,934**	**5,536**
Subordinated euronotes - USD (*)						
	1,000		2021	5.75%	-	5,361
	493	2011	2021	5.75% to 6.2%	2,478	3,891
	550	2012	2021	6.2%	2,751	2,858
	2,606		2022	5.5% to 5.65%	13,282	13,839
	1,858		2023	5.13%	9,353	9,762
	20	2017		6.12%	99	97
	10	2018		6.5%	51	51
	9	2019	2029	4.5%	48	50
	10	2020	Perpetual	4.6%	50	53
	7	2021	Perpetual	3.9%	37	-
				Total	**28,149**	**35,962**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	53	74
	180,350	2008	2033	3.50% to 4.92%	1,435	1,515
	97,962	2009	2035	4.75%	1,083	1,135
	1,060,250	2010	2032	4.35%	106	111
	1,060,250		2035	3.90% to 3.96%	244	255
	1,060,250		2036	4.48%	1,162	885
	1,060,250		2038	3.9%	846	1,215
	1,060,250		2040	4.15% to 4.29%	652	682
	1,060,250		2042	4.45%	318	332
	57,168	2014	2034	3.8%	415	434
				Total	**6,314**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	140	160
	146,000		2028	IPC + 2%	197	224
	637,245	2014	2024	LIB	858	899
				Total	**1,195**	**1,283**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	6,173	6,413
	740	2018	Perpetual	6.5%	3,770	3,916
	740	2019	2029	4.5%	3,720	3,865
	690	2020	Perpetual	4.6%	3,507	3,643
	493	2021	2031	3.9%	2,476	-
				Total	**19,646**	**17,837**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,174	2,143
	925			SELIC + 1.17% to 1.19%	941	963
	50		2028	CDI + 0.72%	53	52
	2,280		2029	CDI + 0.75%	2,418	2,379
	450	2020	2029	CDI + 2%	462	452
	112		2030	IPCA + 4.64%	115	109
	1,555		2030	CDI + 2%	1,598	1,562
				Total	**7,761**	**7,660**
Total					**68,999**	**74,916**

(*) Reference Equity at 06/30/2021 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 33,714 (R$ 40,499 at 12/31/2020).

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Note 8—Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions are aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I—Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 110

II—Premium Bonds: · Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 111

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Unearned premiums (PPNG)	2,480	2,298	11	12	-	-	2,491	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	20	17	213,079	215,216	-	-	213,099	215,233
Redemptions and other unsettled amounts (PVR)	18	16	440	332	-	-	458	348
Financial surplus (PEF)	2	2	650	655	-	-	652	657
Unsettled claims (PSL)	578	515	70	68	-	-	648	583
Claims / events incurred but not reported (IBNR)	321	294	24	22	-	-	345	316
Administrative (PDA) and related expenses (PDR)	29	29	93	88	1	1	123	118
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,312	3,453	3,312	3,453
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	12	11	12	11
Other provisions	131	132	393	308	-	-	524	440
Total technical provisions (a)	**3,579**	**3,303**	**214,760**	**216,701**	**3,325**	**3,465**	**221,664**	**223,469**
Current	**2,789**	**2,537**	**640**	**526**	**3,325**	**3,465**	**6,754**	**6,528**
Non-current	**790**	**766**	**214,120**	**216,175**	**-**	**-**	**214,910**	**216,941**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Interbank investments	**236**	**322**	**1,751**	**179**	**485**	**573**	**2,472**	**1,074**
Securities and derivative financial instruments	**2,290**	**1,964**	**214,897**	**218,351**	**3,009**	**3,056**	**220,196**	**223,371**
PGBL / VGBL fund quotas (1)	**-**	**-**	**202,133**	**205,820**	**-**	**-**	**202,133**	**205,820**
Government securities - Brazil	-	-	158,398	161,222	-	-	158,398	161,222
National treasury bills, Financial treasury bills and National treasury notes	-	-	142,156	152,910	-	-	142,156	152,910
Repurchase agreements	-	-	16,242	8,312	-	-	16,242	8,312
Corporate securities	-	-	34,026	33,263	-	-	34,026	33,263
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	27,160	18,814	-	-	27,160	18,814
Financial bills	-	-	6,711	14,346	-	-	6,711	14,346
Other	-	-	155	103	-	-	155	103
PGBL / VGBL fund quotas	-	-	6,319	9,215	-	-	6,319	9,215
Other securities (2)	-	-	3,390	2,120	-	-	3,390	2,120
Other government securities and private securities	**2,290**	**1,964**	**12,764**	**12,531**	**3,009**	**3,056**	**18,063**	**17,551**
Receivables from insurance and reinsurance operations (3)	**1,281**	**1,204**	**-**	**-**	**-**	**-**	**1,281**	**1,204**
Credit rights	1,095	1,036	-	-	-	-	1,095	1,036
Other credit	186	168	-	-	-	-	186	168
Total Guarantee Assets (b)	**3,807**	**3,490**	**216,648**	**218,530**	**3,494**	**3,629**	**223,949**	**225,649**
Total Excess Coverage (b-a)	**228**	**187**	**1,888**	**1,829**	**169**	**164**	**2,285**	**2,180**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

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Note 9—Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 113

II- Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions and contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	06/30/2021				12/31/2020
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(950)	-	(1,166)	(1,196)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**	**11,993**
Adjustment / Interest	105	243	-	348	673
Changes in the period reflected in results	388	1,840	54	2,282	3,546
Increase (*)	547	1,934	54	2,535	4,025
Reversal	(159)	(94)	-	(253)	(479)
Payment	(595)	(1,160)	-	(1,755)	(4,369)
Subtotal	**3,193**	**7,988**	**1,537**	**12,718**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 3n)	223	959	-	1,182	1,166
Closing balance	**3,416**	**8,947**	**1,537**	**13,900**	**13,009**
Current	**1,122**	**3,238**	**1,537**	**5,897**	**5,862**
Non-current	**2,294**	**5,709**	**-**	**8,003**	**7,147**
Closing balance at 12/31/2020	**3,511**	**8,015**	**1,483**	**13,009**	

(*) Includes, in the labor provision, the effects of the provision for restructuring (Note 22e).

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IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	06/30/2021			12/31/2020
	Legal Obligation (Note 11c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**3,569**	**3,241**	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(71)	(71)	(68)
Subtotal	**3,569**	**3,170**	**6,739**	**8,198**
Adjustment / Interest	18	68	86	220
Changes in the period reflected in results	35	11	46	56
Increase	45	57	102	142
Reversal	(10)	(46)	(56)	(86)
Payment	(195)	(60)	(255)	(1,735)
Subtotal	**3,427**	**3,189**	**6,616**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	71	71	71
Closing balance	**3,427**	**3,260**	**6,687**	**6,810**
Current	**78**	**48**	**126**	**65**
Non-current	**3,349**	**3,212**	**6,561**	**6,745**
Closing balance at 12/31/2020	**3,569**	**3,241**	**6,810**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,796: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,007;

- PIS and COFINS – Calculation Basis – R$ 634: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 621.

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c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,770 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 385 (R$ 389 at 12/31/2020). II—Tax and Social Security Obligations: The tax and social security obligations of possible loss totaled R$ 31,944 (R$ 31,330 at 12/31/2020), and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 6,428: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,827: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 4,318: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,429: the deductibility of goodwill for future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,520: cases in which the liquidity and the certainty of credits offset are discussed; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,356: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Disallowance of Losses – R$ 1,198: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 662: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 945 (R$ 919 at 12/31/2020) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 116

06/30/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 10a) 1,470 2,085 8,873 12,428 12,693 Investment fund quotas 499 249 85 833 987 Surety 69 65 3,921 4,055 4,012 Insurance bond 1,883 1,211 15,803 18,897 18,402 Guarantee by government securities 14 - 236 250 249 Total 3,935 3,610 28,918 36,463 36,343 ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 117

Note 10—Breakdown of accounts a) Other receivables—Sundry 06/30/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 101,139 97,627 Trading and intermediation of securities 21,788 28,254 Deposits in guarantee of contingencies, provisions and legal obligations (Note 9e) 12,428 12,693 Operations without credit granting characteristics, net of provisions 3,437 3,529 Income receivable 3,061 3,092 Sundry domestic 2,882 2,427 Receivables from insurance and reinsurance operations 1,407 1,322 Sundry foreign 1,914 717 Net amount receivables from reimbursement of provisions (Note 9d) 945 919 Assets of post-employment benefit plans (Note 19e) 576 585 Other 1,565 1,258 Total 151,142 152,423 Current 130,027 123,174 Non-current 21,115 29,249 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 118

b) Foreign exchange portfolio 06/30/2021 12/31/2020 Assets - other receivables (Note 10a) 101,139 97,627 Exchange purchase pending settlement – foreign currency 57,065 49,592 Bills of exchange and term documents – foreign currency 18 18 Exchange sale rights – local currency 44,896 48,334 (Advances received) – local currency (840) (317) Liabilities – other liabilities (Note 2a and Note 10d) 102,805 98,487 Exchange sales pending settlement – foreign currency 44,765 49,522 Liabilities from purchase of foreign currency – local currency 57,783 48,701 Other 257 264 Offsetting accounts 4,213 3,624 Outstanding import credits – foreign currency 2,426 2,057 Confirmed export credits – foreign currency 1,787 1,567 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 119

c) Prepaid expenses 06/30/2021 12/31/2020 Publicity and advertising 463 542 Commissions related to software maintenance 765 716 Commissions 339 268 Related to payroll loans 35 38 Related to insurance and pension plan 17 14 Related to vehicle financing 2 7 Other 285 209 Credit Card Operating Expenses 272 370 Legal Protection Insurance 102 118 Municipal Tax 60 3 Other 775 581 Total 2,776 2,598 Current 2,253 1,558 Non-current 523 1,040 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 120

d) Other liabilities – Sundry 06/30/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 102,805 98,487 Payment Transactions 39,176 41,808 Trading and intermediation of securities 17,439 15,046 Charging and collection of taxes and similar 7,834 224 Social and statutory 5,540 6,759 Transactions related to credit assignments (Note 6f) 1,148 1,623 Provisions for sundry payments 2,827 3,126 Sundry foreign 4,632 4,034 Sundry domestic 2,728 3,056 Personnel provision 2,318 1,901 Funds to be released 5,883 3,934 Obligations on official agreements and rendering of payment services 1,290 1,326 Liabilities from post-employment benefit plans (Note 19e) 2,052 2,083 Other 2,342 1,584 Total 198,014 184,991 Current 185,228 166,016 Non-current 12,786 18,975 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 121

e) Commissions and Banking Fees 01/01 to 01/01 to 06/30/2021 06/30/2020 Credit and debit cards 7,237 6,665 Current account services 3,802 3,996 Asset management 3,761 3,848 Funds 3,380 3,518 Consortia 381 330 Credit operations and Financial guarantees provided 1,365 1,254 Credit operations 782 572 Financial guarantees provided 583 682 Collection services 989 911 Advisory services and Brokerage 1,525 1,247 Custody services 298 272 Other 1,601 1,005 Total 20,578 19,198 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 122

f) Personnel expenses 01/01 to 01/01 to 06/30/2021 06/30/2020 Compensation (5,046) (4,834) Employees’ profit sharing (2,431) (1,894) Welfare benefits (2,154) (2,048) Payroll charges (1,698) (1,584) Dismissals (*) (623) (122) Training (33) (42) Share-based payment (Note 15f) (52) (97) Total (12,037) (10,621) (*) Includes the effects of the provision for restructuring (Note 22e). g) Other administrative expenses 01/01 to 01/01 to 06/30/2021 06/30/2020 Third party services, Financial system services, Security and Transportation (3,517) (3,378) Data processing and telecommunications (1,916) (1,877) Installations (1,488) (1,545) Depreciation and amortization (2,022) (1,942) Advertising, promotions and publicity (435) (488) Materials (192) (188) Travel expenses (17) (65) Other (*) (558) (1,565) Total (10,145) (11,048) (*) At 06/30/2020, comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22d). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 123

h) Other operating expenses 01/01 to 01/01 to 06/30/2021 06/30/2020 Selling—credit cards (2,163) (2,038) Operations without no credit granting characteristics, net of provision (1,159) (190) Amortization of goodwill (258) (254) Claims losses (284) (244) Refund of interbank costs (187) (146) Impairment (*) (433) (2,149) Other (1,193) (859) Total (5,677) (5,880) (*) At 06/30/2020, comprises the effects of impairment of goodwill and intangible assets of Itaú CorpBanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 124

Note 11—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (1) 0.65% Additional income tax 10.00% COFINS (1) 4.00% Social contribution on net income 20.00% ISS up to 5.00% (1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I—Breakdown of Income tax and social contribution calculation on net income: 01/01 to 01/01 to Due on operations for the period 06/30/2021 06/30/2020 Income before income tax and social contribution 20,790 (8,758) Charges (income tax and social contribution) at the rates in effect (9,356) 3,941 Increase / decrease in income tax and social contribution charges arising from: Equity income in affiliates and joint ventures 396 182 Foreign exchange variations on investments abroad (436) 7,483 Interest on capital 1,126 1,409 Other nondeductible expenses net of non taxable income (*) 3,478 (20,211) Income tax and social contribution expenses (4,792) (7,196) Related to temporary differences Increase / (reversal) for the period (2,101) 21,642 (Expenses) / Income from deferred taxes (2,101) 21,642 Total income tax and social contribution expenses (6,893) 14,446 (*) Includes temporary (additions) and exclusions. II—Tax expenses: 01/01 to 01/01 to 06/30/2021 06/30/2020 PIS and COFINS (3,008) (1,168) ISS (728) (672) Other (350) (477) Total (4,086) (2,317) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (184) (R$ (137) from 01/01 to 06/30/2020) and are mainly composed of PIS and COFINS. III -Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 125

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	06/30/2021	12/31/2020	12/31/2020	Realization / Reversal	Increase	06/30/2021
Reflected in income			**62,622**	**(15,419)**	**12,743**	**59,946**
Provision for loan losses	72,915	73,421	31,560	(2,279)	3,381	32,662
Related to tax losses and social contribution loss carryforwards			5,245	(1,058)	117	4,304
Provision for profit sharing	3,268	4,377	1,903	(1,903)	1,495	1,495
Provision for devaluation of securities with permanent impairment	3,308	3,436	1,546	(240)	183	1,489
Adjustments to fair value of Trading securities and Derivative financial instruments	9,259	17,091	8,521	(8,521)	4,708	4,708
Adjustments of operations carried out on the futures settlement market	49	115	56	(56)	27	27
Goodwill on purchase of investments	825	829	345	(3)	2	344
Provisions	14,293	13,462	5,845	(783)	1,253	6,315
Civil lawsuits	3,192	3,294	1,331	(245)	242	1,328
Labor claims	7,841	6,927	3,056	(490)	953	3,519
Tax and social security obligations	3,260	3,241	1,458	(48)	58	1,468
Legal obligations	1,931	1,858	774	(32)	64	806
Provision related to health insurance operations	899	891	356	-	3	359
Other non-deductible provisions	16,341	14,569	6,471	(544)	1,510	7,437
Reflected in stockholders' equity			**1,458**	**(543)**	**264**	**1,179**
Adjustments to fair value of available for sale securities	779	175	60	-	264	324
Cash flow hedge	598	1,685	841	(543)	-	298
Post-employment benefits	1,238	1,240	557	-	-	557
Total (1) (2)	**125,703**	**133,149**	**64,080**	**(15,962)**	**13,007**	**61,125**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) Deferred Tax Assets are classified in their totality as Non-Current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,273 (R$ 2,172 at 12/31/2020) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,785 (R$ 1,979 at 12/31/2020), Administrative provisions of R$ 53 (R$ 77 at 12/31/2020), Provisions for legal, tax and social security obligations of R$ 76 (R$ 68 at 12/31/2020), the realization of which is contingent upon the outcome of the respective lawsuits, Interest on capital of R$ 233 (with no amount at 12/31/2020), and Adjustments to fair value of available for sale securities of R$ 76 (R$ 1 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 126

II—The provision for deferred tax liabilities and its changes are represented by: Realization / 12/31/2020 Increase 06/30/2021 Reversal Reflected in income 3,305 (848) 540 2,997 Depreciation in excess – finance lease 145 (3) - 142 Adjustment of deposits in guarantee and provisions 1,404 (1) 16 1,419 Post-employment benefits 180 (23) 5 162 Adjustments to fair value of trading securities and derivative financial instruments 148 (148) 91 91 Adjustments of operations carried out on the future settlement market 488 (488) 397 397 Other 940 (185) 31 786 Reflected in stockholders’ equity 540 (321) 37 256 Adjustments to fair value of available for sale securities 537 (321) 37 253 Post-employment benefits 3 - - 3 Total (*) 3,845 (1,169) 577 3,253 (*) Deferred Tax Liabilities are classified in their totality as Non-Current. In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 245 (R$ 249 at 12/31/2020) and are represented by Adjustment of deposits in guarantee and provisions of R$ 7 (R$ 6 at 12/31/2020), Adjustments to fair value of trading securities and derivative financial instruments of R$ 30 (R$ 47 at 12/31/2020), Adjustments to fair value of available for sale securities of R$ 38 (R$ 21 at 12/31/2020), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 170 (R$ 175 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 127

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2021	13,269	23.3%	382	8.9%	13,651	22.3%	-	0.0%	(191)	5.9%	13,460	23.3%
2022	15,392	27.1%	656	15.2%	16,048	26.3%	-	0.0%	(418)	12.9%	15,630	27.0%
2023	13,209	23.2%	566	13.1%	13,775	22.5%	-	0.0%	(86)	2.6%	13,689	23.6%
2024	4,475	7.9%	597	13.9%	5,072	8.3%	-	0.0%	(85)	2.6%	4,987	8.6%
2025	2,532	4.5%	584	13.6%	3,116	5.1%	-	0.0%	(201)	6.2%	2,915	5.0%
After 2025	7,944	14.0%	1,519	35.3%	9,463	15.5%	65	100.0%	(2,272)	69.8%	7,256	12.5%
Total	**56,821**	**100.0%**	**4,304**	**100.0%**	**61,125**	**100.0%**	**65**	**100.0%**	**(3,253)**	**100.0%**	**57,937**	**100.0%**
Present Value (*)	**53,267**		**3,876**		**57,143**		**55**		**(2,793)**		**54,405**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 06/30/2021, deferred tax assets not accounted for correspond to R$ 1,675 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

V - Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 1,275 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized during the effectiveness of the new rate (period from July 1 to December 31, 2021).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 128

c) Current tax liabilities 06/30/2021 12/31/2020 Taxes and contributions on income payable 3,565 3,455 Other taxes and contributions payable 2,026 2,333 Legal obligations (Note 9b IV) 3,427 3,569 Total 9,018 9,357 Current 5,481 5,374 Non-current 3,537 3,983 In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 671 (R$ 92 at 12/31/2020) and it is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 655 (R$ 76 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 129

Note 12—Investiments—Change of investments—ITAÚ UNIBANCO HOLDING (1) Balance at 12/31/2020 Changes from 01/01 to 06/30/2021 Book value Equity in earnings of subisidiaries Changes in Changes in exchange Adjustments in Equity in exchange rates rates and earnings of Functional Amortizatio Dividends marketable Balance at Companies and Investiment Adjustments Adjustments Unrealize Investiment Corporate subsidiaries currency Stockholders’ Unrealized results Goodwill Total n of paid/accrued Net Income Exchange securities of 06/30/2021 Hedge—to investor (3) to investor d results Total (4) Hedge—Events (5) from 01/01 to equity goodwill / (Loss) variation subsidiaries Functional criteria (2) criteria (2) and other Functional 06/30/2020 and other currency other currency than the Real other than the In Brazil 125,351 1,366 862 (82) - 127,497 - (3,520) 12,287 - (40) (534) 11,713 (499) 467 (9,804) 125,854 5,495 Itaú Unibanco S.A. 109,693 1,368 786 (43) - 111,804 - (2,558) 10,079 - (38) (534) 9,507 (497) 633 (9,499) 109,390 4,995 Banco Itaucard S.A. 9,718 1 6 (40) - 9,685 - (240) 1,304 - 1 - 1,305 - (118) - 10,632 (368) Banco Itaú BBA S.A. 1,889 (3) 60 - - 1,946 - (21) 492 - (2) - 490 (2) (47) - 2,366 457 Itaú Corretora de Valores S.A. 1,862 - 10 1 - 1,873 - - 256 - (1) - 255 - 1 - 2,129 228 Itaú Consultoria de Valores Mobiliários e Participações S.A. 2,189 - - - - 2,189 - (701) 156 - - - 156 - (2) (305) 1,337 183 Foreign 5,288 1,530 - (10) 237 7,045 (23) (57) 874 5 - (97) 782 (520) (54) (410) 6,763 9 Itaú CorpBanca Chilean peso 2,474 992 - - 237 3,703 (23) - 184 - - 13 197 (285) (146) - 3,446 (620) Banco Itaú Uruguay S.A. Uruguayan peso 2,261 87 - - - 2,348 - - 209 - - - 209 (172) (15) - 2,370 397 Other Participations (6) 553 451 - (10) - 994 - (57) 481 5 - (110) 376 (63) 107 (410) 947 232 Grand total 130,639 2,896 862 (92) 237 134,542 (23) (3,577) 13,161 5 (40) (631) 12,495 (1,019) 413 (10,214) 132,617 5,504 (1) Itaú Unibanco Holding S.A.—Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (67) (R$ 485 from 01/01 to 06/30/2020) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income. (2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies. (3) Dividends approved and not paid are recorded as Income receivable. (4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (2,138) (R$ 17,220 from 01/01 to 06/30/2020). (5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions. (6) At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 2d). Number of shares/quotas owned by Equity share in capital Stockholders’ Net Income / Companies Capital ITAÚ UNIBANCO HOLDING 06/30/2021 (%) equity (Loss) Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 69,873 109,431 10,079 3,390,407,2653,283,608,963 - 100.00% 100.00% Banco Itaucard S.A. 4,812 10,674 1,305 237,962,639,7811,277,933,118 - 99.99% 99.99% Banco Itaú BBA S.A. 946 2,366 492 4,474,435 4,474,436 - 99.99% 99.99% Itaú Corretora de Valores S.A. 927 2,129 256 27,482,523 811,503 - 99.99% 99.99% Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,095 1,337 156 548,954 1,097,907 - 100.00% 100.00% Foreign Itaú CorpBanca 12,766 14,331 818 115,039,610,411 - - 22.45% 22.45% Banco Itaú Uruguay S.A. 514 2,370 209 4,465,133,954 - - 100.00% 100.00% Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 130

Note 13 - Fixed assets

Fixed assets [1]	Anual depreciation rates	Cost	Depreciation	Impairment	06/30/2021 Residual	12/31/2020 Residual
Real Estate		**6,763**	**(3,622)**	**(110)**	**3,031**	**2,947**
Land	-	862	-	-	862	871
Buildings and Improvements	4% to 10%	5,901	(3,622)	(110)	2,169	2,076
Other fixed assets		**13,135**	**(9,881)**	**(32)**	**3,222**	**3,546**
Installations and Furniture and equipament	10% to 20%	3,127	(2,240)	(5)	882	924
Data processing systems	20% to 50%	8,070	(6,486)	(27)	1,557	1,768
Other [2]	10% to 20%	1,938	(1,155)	-	783	854
Total		**19,898**	**(13,503)**	**(142)**	**6,253**	**6,493**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 13, achievable by 2024

(2) Other refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 131

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**14,041**	**2,812**	**6,301**	**7,664**	**3,220**	**34,038**
Acquisitions	-	5	483	1,357	453	2,298
Rescissions / disposals	(38)	-	(33)	(11)	(82)	(164)
Exchange variation	(614)	(182)	(230)	-	(34)	(1,060)
Other	-	(8)	(18)	-	1	(25)
Balance at 06/30/2021	**13,389**	**2,627**	**6,503**	**9,010**	**3,558**	**35,087**
Amortization						
Balance at 12/31/2020	**(7,742)**	**(1,339)**	**(3,527)**	**(3,288)**	**(1,394)**	**(17,290)**
Amortization expenses [(2)]	(624)	(55)	(401)	(539)	(274)	(1,893)
Rescissions / disposals	38	-	1	10	82	131
Exchange variation	324	78	116	-	23	541
Other	-	6	8	-	(1)	13
Balance at 06/30/2021	**(8,004)**	**(1,310)**	**(3,803)**	**(3,817)**	**(1,564)**	**(18,498)**
Impairment (Note 10h)						
Balance at 12/31/2020	**(1,593)**	**(789)**	**(204)**	**(383)**	-	**(2,969)**
Increase	-	-	-	(428)	-	(428)
Disposals	-	-	33	-	-	33
Exchange variation	102	98	-	-	-	200
Balance at 06/30/2021	**(1,491)**	**(691)**	**(171)**	**(811)**	-	**(3,164)**
Book value						
Balance at 06/30/2021	**3,894**	**626**	**2,529**	**4,382**	**1,994**	**13,425**
Balance at 12/31/2020	**4,706**	**684**	**2,570**	**3,993**	**1,826**	**13,779**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (308) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,157 (R$ 3,707 at 12/31/2020).

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized on June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions on June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 132

Note 15 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	06/30/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 06/30/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 06/30/2021	4,933,643,203	1,709,195,500	6,642,838,703	61,474
Residents abroad at 06/30/2021	24,647,156	3,136,649,489	3,161,296,645	29,255
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result of delivery of treasure shares	-	(17,430,255)	(17,430,255)	379
Treasury shares at 06/30/2021 (1)	**-**	**24,248,197**	**24,248,197**	**(528)**
Outstanding shares at 06/30/2021	**4,958,290,359**	**4,821,596,792**	**9,779,887,151**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

(2) Partial spin-off (Note 2d).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	06/30/2021	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 06/30/2021	26.74	29.80

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 133

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	06/30/2021
Statutory individual net income	12,793
Adjustments:	
(-) Legal reserve - 5%	(640)
Dividend calculation basis	**12,153**
Minimum mandatory dividend - 25%	3,038
Dividends and Interest on Capital Paid / Accrued	**3,038**

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**733**	**-**	**733**
Dividends - 5 monthly installments paid from February to June 2021	0.0150	733	-	733
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,686**	**(381)**	**2,305**
Dividends - 1 monthly installment paid on 07/01/2021	0.0150	147	-	147
Interest on capital - credited on 03/16/2021 to be paid on 08/26/2021	0.0430	495	(74)	421
Interest on capital - credited on 04/16/2021 to be paid on 08/26/2021	0.0480	552	(83)	469
Interest on capital - credited on 05/13/2021 to be paid on 08/26/2021	0.0414	477	(72)	405
Interest on capital	0.0883	1,015	(152)	863
Total from 01/01 to 06/30/2021		**3,419**	**(381)**	**3,038**
Total from 01/01 to 06/30/2020		**1,395**	**(78)**	**1,317**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 134

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	06/30/2021	12/31/2020
Capital reserves	**1,987**	**2,323**
Premium on subscription of shares	284	284
Share-based payment plan	1,702	2,038
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**45,348**	**39,126**
Legal [(1)]	12,914	12,274
Statutory [(2)]	32,434	26,852

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 06/30/2021	01/01 to 06/30/2020	06/30/2021	12/31/2020
ITAÚ UNIBANCO HOLDING	**12,793**	**6,715**	**136,042**	**136,699**
Amortization of goodwill	20	253	(103)	(108)
Conversion adjustments of foreign investments (Note 3s)	76	(143)	92	2
Foreign exchange variations of investments	-	17	-	-
Hedge of net investments in foreign operations	147	(426)	175	2
Tax effects – hedge of net investments in foreign operations	(71)	266	(83)	-
Adjustment of financial instruments	85	-	(6)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**12,974**	**6,825**	**136,025**	**136,593**

e) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2021	12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Itaú CorpBanca	8,773	9,392	(560)	1,333
Itaú CorpBanca Colombia S.A.	449	503	(17)	(43)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	682	576	(105)	(66)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	554	457	(98)	(10)
Other	159	185	(44)	(29)
Total	**10,617**	**11,113**	**(824)**	**1,185**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 135

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 06/30/2021 06/30/2020 Partner Plan (Note 10f) (52) (97) Share-based plan (192) (200) Total (244) (297) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 06/30/2021 06/30/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (2,007,210) (809,645) Closing balance 30,726,543 37,560,862 Weighted average of remaining contractual life (years) 2.31 2.20 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 136

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2021 06/30/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 14,371,723 13,463,678 Delivered (10,814,168) (10,574,321) Cancelled (1,269,818) (185,621) Closing balance 29,694,968 22,924,670 Market value weighted average (R$) 28.60 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 137

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A., Alpargatas S.A. and XPart S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 2d); · Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 138

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)		Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		06/30/2021	12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020		06/30/2021	12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Interbank investments		**59,224**	**66,250**	**1,569**	**1,686**		**-**	**18,539**	**33**	**33**
Itaú Unibanco S.A. Nassau Branch	1.57% to 6.61%	55,020	54,339	1,438	1,251		-	-	-	-
Other	4.15% to 6.31%	4,204	11,911	131	435		-	18,539	33	33
Loan operations		**-**	**-**	**-**	**-**		**625**	**727**	**14**	**44**
Duratex S.A.		-	-	-	-	CDI + 1.45%	526	515	10	8
Other		-	-	-	-	CDI + 1.3% to 1.5% / 2.5% to 6% / 100% CDI	99	212	4	36
Securities and derivative financial instruments (assets and liabilities)		**2,053**	**69**	**927**	**-**		**2,403**	**1,716**	**55**	**4**
Investment funds		2,053	69	918	-		135	107	14	4
Copagaz – Distribuidora de Gás S.A.		-	-	-	-	CDI + 1.7% to 2.95%	1,097	950	23	-
Itaúsa S.A.		-	-	-	-	CDI + 2% to 2.4%	1,169	771	18	-
Other		-	-	9	-		2	(112)	-	-
Deposits		**-**	**-**	**(2)**	**-**		**-**	**-**	**-**	**-**
Other		-	-	(2)	-		-	-	-	-
Deposits received under securities repurchase agreements		**-**	**-**	**-**	**-**		**(32)**	**(165)**	**(4)**	**(18)**
Alpargatas S.A.		-	-	-	-	101% CDI	(8)	(107)	(1)	(6)
Duratex S.A.		-	-	-	-	82% to 99% CDI	(18)	(49)	(1)	(2)
Other		-	-	-	-	100% SELIC / 100% CDI	(6)	(9)	(2)	(10)
Funds from acceptances and issuance of securities		**(236)**	**(14)**	**-**	**-**		**-**	**-**	**-**	**-**
Itaú Unibanco S.A. Nassau Branch		(236)	(14)	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(129)**	**(66)**	**(11)**	**(6)**		**(135)**	**(26)**	**1**	**18**
Instituto Unibanco		-	-	-	-		-	123	2	1
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(79)	(93)	18	25
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(36)	(46)	3	2
Olimpia Promoção e Serviços S.A.		-	-	-	-		(7)	(9)	(31)	(18)
Itaú Corretora de Valores S.A.		(1)	(1)	(8)	(7)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(193)	(100)	-	1		-	-	-	-
Itaú Unibanco S.A.		65	35	-	-		-	-	-	-
Other		-	-	(3)	-		(13)	(1)	9	8
Rent		**-**	**-**	**-**	**-**		**-**	**-**	**(16)**	**(17)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(15)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(1)	(2)
Donation		**-**	**(500)**	**(500)**	**(900)**		**-**	**(500)**	**-**	**(1,000)**
Fundação Itaú para a Educação e Cultura		-	(500)	(500)	(900)		-	(500)	-	(1,000)
Sponsorship		**-**	**-**	**-**	**-**		**9**	**12**	**(5)**	**(6)**
Associação Cubo Coworking Itaú		-	-	-	-		9	12	(5)	(6)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 67, Liabilities of R$ (6,321) and Result of R$ (14) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (36) from 01/01 to 06/30/2020, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3) (R$ (3) from 01/01 to 06/30/2020) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 139

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 06/30/2021 06/30/2020 Fees (237) (255) Profit sharing (99) (48) Post-employment benefits (7) (5) Share-based payment plan (48) (91) Total (391) (399) Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 140

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		06/30/2021		12/31/2020	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash	(a)	39,837	39,837	46,224	46,224
Central Bank of Brazil Deposits	(a)	98,217	98,217	90,059	90,059
Money market	(a)	162,283	162,283	238,933	238,933
Interbank deposits	(b)	56,180	56,390	55,553	55,751
Trading securities	(c)	367,513	367,513	381,598	381,598
Available for sale securities	(c)	214,568	214,568	205,491	205,491
Held to maturity securities	(c)	75,664	78,419	48,857	52,461
Derivatives financial instruments	(c)	70,738	70,738	76,124	76,124
Loan, lease and other credit operations	(d)	723,075	727,010	709,799	718,070
(Provision for loan losses)		(47,068)	(47,068)	(51,404)	(51,404)
Other receivables - Sundry		157	157	6	6
Liabilities					
Deposits	(b)	793,501	793,475	809,010	808,965
Deposits received under securities repurchase agreements	(a)	250,190	250,190	280,541	280,541
Funds from acceptances and issuance of securities	(b)	127,625	127,660	136,638	136,698
Borrowings and onlending	(b)	85,777	85,832	83,200	83,271
Derivatives financial instruments	(c)	65,701	65,701	79,599	79,599
Subordinated debts	(b)	68,999	70,406	74,916	77,097
Allowance for financial guarantees provided		742	742	754	754
Other liabilities - Sundry		131	131	5	5

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 141

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 142

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	06/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	146,597	220,608	308	367,513	162,570	218,960	68	381,598
Government securities - Brazil	130,692	6,202	-	136,894	146,810	6,836	-	153,646
Financial treasury bills	25,634	-	-	25,634	30,111	-	-	30,111
National treasury bills	82,802	-	-	82,802	75,448	-	-	75,448
National treasury notes	20,945	6,202	-	27,147	38,199	6,836	-	45,035
Brazilian external debt bonds	1,311	-	-	1,311	3,052	-	-	3,052
Government securities - abroad	5,446	-	-	5,446	8,232	-	-	8,232
Argentina	1,610	-	-	1,610	1,482	-	-	1,482
Chile	377	-	-	377	843	-	-	843
Colombia	1,102	-	-	1,102	3,603	-	-	3,603
United States	2,122	-	-	2,122	2,085	-	-	2,085
Italy	120	-	-	120	130	-	-	130
Mexico	21	-	-	21	5	-	-	5
Paraguay	4	-	-	4	3	-	-	3
Peru	7	-	-	7	4	-	-	4
Uruguay	83	-	-	83	77	-	-	77
Corporate securities	10,459	12,273	308	23,040	7,528	6,304	68	13,900
Shares	4,828	232	-	5,060	3,055	348	-	3,403
Bank deposit certificates	-	66	-	66	-	219	-	219
Real estate receivables certificates	-	-	156	156	-	-	68	68
Fund quotas	377	9,140	-	9,517	576	3,944	-	4,520
Credit rights	-	5,268	-	5,268	-	2,524	-	2,524
Fixed income	30	3,751	-	3,781	33	1,343	-	1,376
Variable income	347	121	-	468	543	77	-	620
Debentures	1,671	1,236	149	3,056	1,695	784	-	2,479
Eurobonds and other	3,583	-	3	3,586	2,202	-	-	2,202
Financial bills	-	1,241	-	1,241	-	802	-	802
Promissory notes	-	159	-	159	-	-	-	-
Other	-	199	-	199	-	207	-	207
PGBL / VGBL fund quotas	-	202,133	-	202,133	-	205,820	-	205,820
Available for sale securities	124,880	86,187	3,501	214,568	133,115	68,950	3,426	205,491
Government securities - Brazil	65,362	1,050	153	66,565	70,573	1,117	184	71,874
Financial treasury bills	73	-	-	73	18	-	-	18
National treasury bills	20,577	-	-	20,577	24,560	-	-	24,560
National treasury notes	40,667	1,050	-	41,717	32,455	1,117	-	33,572
National treasury / securitization	-	-	153	153	-	-	184	184
Brazilian external debt bonds	4,045	-	-	4,045	13,540	-	-	13,540
Government securities - abroad	43,663	12,227	-	55,890	44,193	8,806	-	52,999
Argentina	54	-	-	54	15	-	-	15
Chile	22,273	-	-	22,273	22,388	-	-	22,388
Colombia	3,314	-	-	3,314	3,986	-	-	3,986
Korea	-	5,297	-	5,297	-	3,936	-	3,936
Spain	-	6,930	-	6,930	-	4,870	-	4,870
United States	3,704	-	-	3,704	3,750	-	-	3,750
Mexico	11,731	-	-	11,731	10,227	-	-	10,227
Paraguay	2,247	-	-	2,247	2,947	-	-	2,947
Uruguay	340	-	-	340	880	-	-	880
Corporate securities	15,855	72,910	3,348	92,113	18,349	59,027	3,242	80,618
Shares	927	4,245	-	5,172	1,316	2,990	-	4,306
Rural product note	-	9,116	106	9,222	-	5,770	64	5,834
Bank deposit certificates	61	7	-	68	109	201	-	310
Real estate receivables certificates	-	-	1,175	1,175	-	-	1,010	1,010
Fixed income fund quotas	-	204	-	204	-	470	-	470
Debentures	11,324	52,131	2,067	65,522	11,669	40,592	2,168	54,429
Eurobonds and other	3,532	341	-	3,873	5,255	148	-	5,403
Financial bills	-	723	-	723	-	636	-	636
Promissory notes	-	4,777	-	4,777	-	7,222	-	7,222
Other	11	1,366	-	1,377	-	998	-	998
Other receivables - Sundry	-	157	-	157	-	6	-	6
Other liabilities - Sundry	-	131	-	131	-	5	-	5

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	3	70,623	112	70,738	23	75,996	105	76,124
Swap contracts – Adjustment receivable	-	33,431	91	33,522	-	45,926	93	46,019
Option contracts	-	18,786	21	18,807	4	20,145	12	20,161
Forward contracts	-	10,752	-	10,752	-	1,959	-	1,959
Credit derivatives	-	486	-	486	-	156	-	156
NDF - Non Deliverable Forwards	-	6,880	-	6,880	-	7,596	-	7,596
Other derivative financial instruments	3	288	-	291	19	214	-	233
Liabilities	(9)	(65,610)	(82)	(65,701)	(22)	(79,467)	(110)	(79,599)
Swap contracts – Adjustment payable	-	(31,382)	(80)	(31,462)	-	(51,680)	(109)	(51,789)
Option contracts	-	(20,880)	(2)	(20,882)	(13)	(20,333)	(1)	(20,347)
Forward contracts	-	(8,444)	-	(8,444)	-	(905)	-	(905)
Credit derivatives	-	(125)	-	(125)	-	(76)	-	(76)
NDF - Non Deliverable Forwards	-	(4,751)	-	(4,751)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(9)	(28)	-	(37)	(9)	(47)	-	(56)

There were no significant transfers between Level 1 and Level 2 in the periods of 06/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 143

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Government and Corporate Securities:** The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**68**	**(30)**	**-**	**346**	**(76)**	**-**	**308**	**4**
Corporate securities	**68**	**(30)**	**-**	**346**	**(76)**	**-**	**308**	**4**
Real estate receivable certificate	68	16	-	108	(36)	-	156	3
Debentures	-	(41)	-	226	(36)	-	149	3
Eurobonds and other	-	(5)	-	12	(4)	-	3	(2)
Available for sale securities	**3,426**	**(277)**	**377**	**384**	**(91)**	**(318)**	**3,501**	**(448)**
Government securities - Brazil	**184**	**(12)**	**(19)**	**-**	**-**	**-**	**153**	**32**
Corporate securities	**3,242**	**(265)**	**396**	**384**	**(91)**	**(318)**	**3,348**	**(480)**
Rural product note	64	(17)	8	58	-	(7)	106	(24)
Real estate receivable certificate	1,010	(118)	(9)	292	-	-	1,175	(26)
Debentures	2,168	(130)	397	34	(91)	(311)	2,067	(430)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 144

	Fair value at 12/31/2020	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	105	(11)	-	197	(173)	(6)	112	63
Swap contracts – Adjustment receivable	93	(10)	-	24	(10)	(6)	91	89
Option contracts	12	(1)	-	173	(163)	-	21	(26)
Derivatives - Liabilities	(110)	107	-	(154)	68	7	(82)	(41)
Swap contracts – Adjustment payable	(109)	28	-	(6)	-	7	(80)	(50)
Option contracts	(1)	79	-	(148)	68	-	(2)	9

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**06/30/2021**		**12/31/2020**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(0.4)	(1.4)	(0.1)	(1.2)
	II	(8.8)	(33.6)	(1.7)	(28.9)
	III	(17.3)	(66.7)	(2.3)	(57.4)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(20.7)	-	(8.3)	-
	II	(33.2)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

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Note 18 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 06/30/2021 06/30/2020 Net income attributable to owners of the parent company 12,974 6,825 Minimum non-cumulative dividends on preferred shares (106) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 12,759 6,611 Common 6,472 3,360 Preferred 6,287 3,251 Total net income available to equity owners: Common 6,581 3,469 Preferred 6,393 3,356 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,815,885,208 4,798,481,927 Basic earnings per share – R$ Common 1.33 0.70 Preferred 1.33 0.70 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 06/30/2021 06/30/2020 Net income available to preferred equity owners 6,393 3,356 Dividends on preferred shares after dilution effects 22 10 Net income available to preferred equity owners considering preferred shares after the dilution effect 6,415 3,366 Net income available to ordinary equity owners 6,581 3,469 Dividend on preferred shares after dilution effects (22) (10) Net income available to ordinary equity owners considering preferred shares after the dilution effect 6,559 3,459 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,849,089,944 4,826,762,713 Preferred 4,815,885,208 4,798,481,927 Incremental as per share-based payment plans 33,204,736 28,280,786 Diluted earnings per share – R$ Common 1.32 0.70 Preferred 1.32 0.70 There was no potentially antidulitive effect of the shares in share-based payment plans, excluded from the calculation of diluted earnings per share (365 preferred shares at 06/30/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 146

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 147

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2021	06/30/2020
Discount rate [1]	7.64% p.a.	7.64% p.a.
Mortality table [2]	AT-2000	AT-2000
Turnover [3]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Fixed income securities	**21,026**	**21,172**	**89.6%**	**91.2%**
Quoted in an active market	20,541	20,804	87.5%	89.6%
Non quoted in an active market	485	368	2.1%	1.6%
Variable income securities	**1,768**	**1,387**	**7.6%**	**5.9%**
Quoted in an active market	1,756	1,378	7.5%	5.9%
Non quoted in an active market	12	9	0.1%	0.0%
Structured investments	**122**	**82**	**0.5%**	**0.4%**
Quoted in an active market	-	-	0.0%	0.0%
Non quoted in an active market	122	82	0.5%	0.4%
Real estate	**468**	**506**	**2.0%**	**2.2%**
Loans to participants	**77**	**78**	**0.3%**	**0.3%**
Total	**23,461**	**23,225**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to Group companies, with a fair value of R$ 388 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	06/30/2021								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**857**	**(786)**	**(137)**	**(66)**	**25**	**(36)**	**(11)**	**(34)**	**(111)**
1 - Cost of current service	-	(26)	-	(26)	-	-	-	-	(26)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	857	(760)	(137)	(40)	54	(36)	18	(34)	(56)
4 - Other expenses [2]	-	-	-	-	(29)	-	(29)	-	(29)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(10)**	**35**	**2**	**27**	-	-	-	-	**27**
5 - Effects on asset ceiling	-	-	2	2	-	-	-	-	2
6 - Remeasurements	-	-	-	-	-	-	-	-	-
7 - Exchange variation	(10)	35	-	25	-	-	-	-	25
Other (8+9)	**(611)**	**653**	-	**42**	-	-	-	**64**	**106**
8 - Benefits paid	(653)	653	-	-	-	-	-	64	64
9 - Contributions and investments from sponsor	42	-	-	42	-	-	-	-	42
Amounts at end of the period	**23,461**	**(20,760)**	**(3,777)**	**(1,076)**	**1,479**	**(987)**	**492**	**(892)**	**(1,476)**
Amount recognized in Assets (Note 10a)				84			492	-	576
Amount recognized in Liabilities (Note 10d)				(1,160)			-	(892)	(2,052)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	-	**81**	-	-	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 10a)				82			503	-	585
Amount recognized in Liabilities (Note 10d)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated at 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 150

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 06/30/2021	01/01 to 06/30/2020
Pension plan - FIU	47	19	20
Pension plan - FUNBEP	3	5	3
Total	**50**	**24**	**23**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 151

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A., Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 06/30/2020:Tokyo Branch and Itaú Unibanco S.A. New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 06/30/2021	01/01 to 06/30/2020
Foreign branches	2,534	1,064
Latin America consolidated	1,035	288
Other foreign companies	377	263
Foreign consolidated	4,092	1,523

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

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Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 153

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 154

· Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 06/30/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 479, an increase in relation to prior year (R$ 223 at 12/31/2020) due to higher exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 155

IV – Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 156

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.

Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	06/30/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	124,964	119,960
Tier 1	141,674	137,157
Total capital (PR)	156,561	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,048,628	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.9%	11.5%
Tier 1 ratio (%)	13.5%	13.2%
Total capital ratio (%)	14.9%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.625%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.625%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/2022, when it reaches 2.5%.

The Basel Ratio reached 14.9% on June 30, 2021, with an increase of 0.4 percentage point as compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the exchange variation on Tier I Subordinated Notes and an increase in credit risk weighted assets.

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Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 72,671 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 27,526 (R$ 23,450 at 12/31/2020), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2021, fixed assets ratio reached 18.0% (24.0% at 12/31/2020), showing a surplus of R$ 50,177 (R$ 39,274 at 12/31/2020). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks. II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD · portion related to exposures to credit risk, calculated using the standardized approach; · portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674; · = portion related to capital required for operational risk, calculated based on the standardized approach. RWA 06/30/2021 12/31/2020 Credit Risk standardized approach 941,021 921,934 Credit risk (excluding counterparty credit risk) 817,765 778,153 Counterparty credit risk (CCR) 43,576 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,400 27,119 Of which: other CCR 16,176 18,555 Credit valuation adjustment (CVA) 7,222 5,960 Equity investments in funds—look-through approach 6,223 4,897 Equity investments in funds—mandate-based approach 63 623 Equity investments in funds—fall-back approach 794 716 Securitisation exposures—standardized approach 1,352 1,506 Amounts below the thresholds for deduction 64,026 84,405 Market Risk 25,581 27,481 Of which: standardized approach (RWAMPAD) 31,976 34,351 Of which: internal models approach (RWAMINT) 22,864 22,362 Operational Risk 82,026 92,792 Total 1,048,628 1,042,207 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 158

III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3. IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 159

Note 22 – Supplementary Information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	06/30/2021	12/31/2020
Permanent foreign investments	60,169	60,699
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(83,048)	(81,912)
Net foreign exchange position	**(22,879)**	**(21,213)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;
vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininhas);
vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and
viii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN;

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ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI e CGPE, which balance in June 2021 is R$ 22,288. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In June 2021 this portfolio amount to R$ 40.7 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 0.9% increase in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In June 2021, 77.2% of the loan operations portfolio generated by means of these initiatives was current, 3.2% was in a grace period, 6.9% was past due between 15 and 90 days and 12.7% was past due for over 90 days; (d) the allowance for loan losses in the amount of R$ 47,810 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In June 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 283% as compared to 320% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 17.9% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -0.5% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, the instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, a small drop was noted as the portfolio gets back to normal. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING CONSOLIDATED; and (h) increase in expenses with claims related to COVID-19 of R$ 219 in the period, mainly related to credit life and life insurance. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 161

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee's health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee's portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees' mobility.

In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" is conducted based on four axes: Informing, Protecting, Caring, and Resuming.

In February 2021, the "Todos pela Saúde" initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the "Todos pela Saúde" Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists.

In April 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed for the purchase and distribution of food staples.

e) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 06/30/2021	01/01 to 06/30/2020
Regulatory non-recurring result	**436**	**(799)**
Revaluation of deferred tax assets increase in social contribution) Social Contribution	1,275	-
Provision for restructuring	(747)	-
Donation to "Todos pela Saúde" ("All for Health")	-	(834)
Reclassification – Investment IRB	-	379
Mark to market of collateralized securities	-	(307)
Impairment of goodwill and intangible assets – Itaú CorpBanca	-	(19)
Other	(92)	(18)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 | 162

f) Subsequent Event Bidding for payroll management in Minas Gerais On July 16, 2021, ITAÚ UNIBANCO HOLDING won the bidding conducted by the Government of the State of Minas Gerais for the provision of payment services to state civil servants and suppliers of state legal entities, for 5 years, totaling the monthly amount of approximately R 4,8 billion. The operation involves 618 thousand civil servants in the state of Minas Gerais, with a payroll loan balance of R$ 7,7 billion, and 6,3 thousand suppliers that are legal entities in the State. The proposal sets forth the payment of R$ 2,4 billion for the Payroll management, which will be registered as intangible assets and the recognition in result will be deferred. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 163

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2021. The Audit Committee (Committee) is a statutory body reporting to the Board of Directors (Board) and operating in accordance with the provisions set forth in its Charter (available at: :https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of six independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN), the National Council for Private Insurance (CNSP), the Sarbanes-Oxley Act and the NYSE rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). Antonio Carlos Barbosa de Oliveira, Antonio Francisco de Lima Neto, Diego Fresco Gutierrez and Rogério Paulo Calderón Peres are no longer members of the Committee as from June 15, 2021, and Alexandre de Barros, Rogério Carvalho Braga and Ricardo Baldin took office on the same date. The Committee is the sole one for institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). As it concerns its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, Brazilian Securities and Exchange Commission (CVM) and those applicable to FPIs, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the internal audit and the Conglomerate’s independent auditors. The Committee’s oversight process is based on information received from Management, presentations submitted by the different business and support departments, the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis. Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (IASB). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting. Ernst & Young Auditores Independentes is responsible for the independent audit of the financial statements of the Conglomerate group companies prepared in accordance with Brazilian accounting practices. Activities of the Committee During the period, the Committee continued to monitor the Conglomerate’s operations in the context of the COVID-19 crisis backdrop and based on corporate decisions, the Committee held virtual meetings, with changes and ad hoc rescheduling, debating how the business and support departments were to operate within the new context in order to ensure that the main risks were monitored. These actions included discussions with the technology and security departments about the infrastructure for supporting remote environment operations and, in fulfilling its duties, the Committee has engaged in the following activities, among others: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 164

Structure of Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the internal control and operational risk, compliance, corporate security and business departments at which the Committee took notice of the significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems, the processes verifying management’s compliance with legal and regulatory provisions and internal rules and regulations, including those associated with social and environmental risks, as well as the evolution of the risk appetite governance and the risk culture. The role of the Compliance department in the Conglomerate’s key projects was discussed and the Operational Risk Office submitted its work plan for 2021. Quarterly meetings are held with the Conglomerate’s Chief Risk Officer (CRO). Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, attention points and significant accounting issues. Aspects involving SOX Certification, IFRS/SEC (20F) and the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The independent auditor of the Conglomerate, and the auditor in charge of the independent audit of the group companies, informed the Committee that, during the audit work on the financial statements, they did not identify any aspects that could have a material impact on the regulatory capital, other regulatory indicators or information provided to the regulator. PwC and EY have submitted to the Committee their audit plan and the technical team to be allocated to the independent audit work of the Conglomerate in 2021, and reported the internal quality control process for audit and independence and the results of quality reviews internally carried out by peers or regulators. Additionally, the independent auditors have also provided information on compliance with approval requirements for certification exam and the minimum number of hours in continuing education programs that professionals with managerial roles must have. As part of its duties, the Committee has led the 2021 fee negotiation process with the Conglomerate Independent Auditor and it also carried out the annual PwC and EY assessment process. Internal Audit – Monthly meetings were held with the Chief Internal Audit Executive and with the departments comprising the Internal Audit (IA) department of the Conglomerate to monitor the execution of the planning and the proposed changes, the results of the work undertaken, the main reports issued, conclusions and recommendations. The Internal Audit submitted to the Committee the 2020 Annual Internal Audit Report, its proposal for a new structure and the results of the Quality Assessment Review. Internal Audit operations in international units are aligned with the IA operations in Brazil. Financial Statements – The main criteria adopted in the preparation of the financial statements, as well as the notes thereto, the management report and the report of the independent auditors were submitted by Management and the independent auditors to the Committee. Meetings were held with the departments responsible for monitoring the accounting processing control environment and with the Finance department about significant accounting matters related to the preparation of the financial statements. The Committee also received information about the preparation of and disclosures in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), and the results of the financial statements of the Prudential Conglomerate and the Integrated Annual Report were presented. The main impacts on the financial statements, bearing in mind the economic environment, were discussed at meetings with Management and the Internal Audit. Particular attention was given to the criteria and judgments adopted when making critical accounting estimates, such as estimated credit losses and impairment of other assets. Allowance for loans losses – Given the new payment maturity periods (renegotiated transactions), grace periods granted, differential rates and the extension of benefits, as well as the economic effects resulting from the COVID-19 crisis, the Committee has been monitoring the effects of these events on the recognition of supplementary allowance. Meetings were held with different departments to monitor the guarantee management and control environment, as well as the credit risk control and management environment. Management, the internal audit department and the independent auditors discussed the consistency over time in applying the criteria for calculating the provision for loan losses, the changes arising from the new information and the variances in this provision in key segments. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 165

Client Relations – Meetings were held with the Conduct Supervision Department of the Central Bank of Brazil (DECON) and business and support departments to monitor the control environment and the progress of client-impacting issues, including discussions about conduct monitoring, fees, sales quality environment and customer satisfaction metrics. Regulators – The Committee was informed about the results of inspections and findings of regulators, and the corresponding management’s responses, receiving information from the IA and the Compliance departments about the follow-up of the issues raised by regulators in Brazil and those of the international units. Meetings were also held with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision (BACEN DECON) Departments of the Central Bank. The Committee held meetings with several executives of the Conglomerate to monitor the implementation process of Circular No. 3952/2019 and Resolution No. 4734/19. Anti–Money Laundering (AML) and Fraud Prevention – Meetings were held with BACEN DECON so that the latter presented issues regarding the anti-money laundering agenda. Meetings were also held with the relevant areas to provide information about risk-related indicators and how main events were managed. The Committee was also advised by internal audit and the risk departments about the outcome of their assessments of the anti-money laundering and fraud processes. Business and Products – Annual meetings are held with the officers responsible for the different business and product departments to present the governance and risk management structure and, more frequently, with the digital business/electronic channels, insurance and credit/debit cards, and new business departments. The Committee has quarterly meetings with the office in charge of the iti project and new retail strategies and meets, on a half-yearly basis, with the offices in charge of mortgage and consortium to monitor control environment and activities. Information Technology and Security – Monitoring data protection issues, including the implementation plans for adapting the Conglomerate to the requisites of the Brazilian General Personal Data Protection Act (LGPD), as well as the assessments undertaken by the internal audit and quarterly presentations by the Corporate Security Office about information security and cyber security issues. Meetings were held with the internal audit and the offices in charge for monitoring the status of the implementation, governance and risk management of the PiX instant payment system and the Open Banking implementation schedule. Environmental and Social Risk – The Committee has been monitoring the environmental and social risk governance and corresponding risk exposure, as well as the risk review process in connection with image and reputational risks related to E&S issues at periodic meetings held with the Board, CEO, Corporate Compliance Office and risk department. The Committee has also been accompanying the activities of the Environmental and Social Risk Committee (CRSA) and the application of the Sustainability and Environmental and Social Responsibility Policy. Foreign Units – The Committee has monitored the aspects of risk management by the foreign units, with a special emphasis on those that could more significantly impact the Conglomerate, such as information security, cyber security and anti-money laundering. In particular, it made recommendations and monitored the governance model of those risks from the head office. It also monitored the activities of the different Audit Committees in the light of the internal policies about their composition, number of members, frequency of meetings and agenda of operations. In the period, the Committee held meetings with local executives and members of the audit committees of several foreign units, as well as with those responsible for this business at the head office to discuss operations and internal controls, focusing on the impact of the COVID-19 crisis and the operational actions adopted. Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including participation as observer of the Chairman of the Committee. The Committee has supervised the Corporate Illicit Acts Prevention Program based on information gathered and provided by the departments and other available tools. Periodic reports about its activities were presented to the Board, while quarterly meetings were held with the Co-chairmen of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to discuss relevant issues arising from the work performed. The Committee meets with the Fiscal Council once a year. To undertake its activities and carry out the procedures described above, the Committee held a total of 167 meetings over 33 days in the period from February 10 to July 28, 2021, all properly formalized in minutes. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 166

In the course of carrying out its work, the Committee did not identify incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate’s continuity. Conclusions Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period ended June 30, 2021: · The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and the international accounting standards issued by the International Accounting Standards Board (IASB); and · The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor. Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2021. São Paulo, July 29, 2021. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Alexandre Barros Luciana Pires Dias Otavio Yazbek Rogério Carvalho Braga Ricardo Baldin (Financial Expert) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 167

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at June 30, 2021 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at June 30, 2021 and the statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2021 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2021, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements” section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2021 half-year audit. Matters These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in Why it is a forming our opinion thereon, and we do not provide a separate opinion on Key Audit these matters. Matter How the matter was addressed PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Provision for Loan Losses (Notes 2 (c) III, 3(f) and 6) The calculation of the provision for loan losses is Our audit procedures considered, among others: subject to Management’s judgment. The identification of situations relating to the • Tests of the design and effectiveness of the recoverable value of receivables and the main controls used to calculate the provision determination of the provision for loan losses is a for loan losses, including: (i) totality and process that involves a number of assumptions integrity of the database; (ii) models and and factors, including the counterparty’s financial assumptions adopted by Management to condition, the expected future cash flows, the determine the recoverable value of the credit estimated amounts of recovery and realization of portfolio; (iii) monitoring and valuation of guarantees. guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and The utilization of different modeling techniques (v) processes established by Management to and assumptions could result in a different meet the standards of the Brazilian Central estimate of recoverable amounts. Furthermore, Bank (BACEN) and National Monetary Council managing the credit risk is complex and depends (CMN) in relation to the provision for loan on the completeness and integrity of the related losses, as well as the disclosures in notes to the database, including guarantees and financial statements. renegotiations as these are important aspects on determining the provision for loan losses. • For the individually calculated provision for loan losses, we tested the relevant assumptions Furthermore, as a result of the COVID-19 adopted to identify instances of impairment pandemic, management revised some of the and the resulting rating of the debtors, as well judgments and estimates used in determining the as the expected future cash flows, underlying Provision for Loan Losses, such as the weighting guarantees, and the estimates of recovery of of macroeconomic scenarios, in order to adapt the overdue receivables. assumptions previously applied to the current scenario of the Bank’s operations and its • For the provision for loan losses calculated on a subsidiaries. collective basis, we tested the models and complementary criteria, including the model Considering the matters mentioned above, this approval process and the validation of the continued to be an area of focus in our audit. assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods. • Tests of the data inputs for these models, and, when available, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent, in all material respects, in the context of the individual and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (c) II, 3(c), 3(d) and 5) The fair value measurement of financial Our audit procedures consider, among others: instruments with low liquidity and/or without an active market requires subjectivity, considering • Tests of the design and the effectiveness of the that it depends on valuation techniques based on main controls established for the fair valuation internal models that involve Management’s of these financial instruments, as well as the assumptions for their valuation. approval of models and related disclosures. In addition, management of market risk is • With the support of our specialists we analyzed complex, especially during periods of high the main methodologies used to fair value volatility, as well as in situations where these financial instruments and the observable prices or market parameters are not assumptions adopted by Management, by available. These financial instruments are comparing them with independent substantially comprised of investments in methodologies and assumptions. We securities issued by companies and reperformed, on a sampling basis, the fair derivative contracts. valuation of certain operations and compared the assumptions and methodologies used by This continues as an area of focus of our audit Management with our knowledge about fair since the utilization of different valuation valuation practices, which are commonly techniques and assumptions could lead to adopted as well as evaluated the consistency of materially different fair value estimates. these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support technology structure to process their operations of our specialists, we assessed the information and prepare their financial statements. technology environment, including the automated Technology represents a fundamental aspect on controls of the application systems that are the Bank and its subsidiaries’ business evolution significant for the preparation of the financial and, over the last years, significant short and statements. long-term investments have been made in the information technology systems and processes. The procedures we performed comprised the combination of assessment and tests of relevant The technology structure, due to the history of controls and, when necessary, the tests of acquisitions and size of the related operations, is compensating controls, as well as the comprised of more than one environment with performance of tests related to the information different processes and segregated controls. In security, including the access management addition, since the 1st half of 2020, a substantial control segregation of duties and monitoring the part of the Bank and its subsidiaries’ teams are operating capacity of technology infrastructure in carrying out their activities remotely (home face of the new reality of business operation. office), which generated the need to adapt

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit technology processes and infrastructure to The audit procedures applied resulted in maintain the continuity of operations. appropriate evidence that were considered in determining the nature, timing and extent of The lack of adequacy of the general controls of the other audit procedures. technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred tax assets (Notes 2 (c) V, 3(p) and 11(b)) The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded established by Management to calculate the to the extent Management considers probable deferred tax assets and the recording of such that the Bank and its subsidiaries will generate credits in accordance with the accounting future taxable profits sufficient to use these tax standards and specific requirements of BACEN credits. The projection of the future taxable and CMN, including the necessity of analysis of profits takes into account a number of subjective the perspectives for the realization of these assets, assumptions established by Management. via projections of future taxable profits, for the Bank and its subsidiaries. Additionally, on July 14, 2021, Law 14,183/21 was released, providing for the increase in the rate of We compared the critical assumptions used for the Social Contribution on the Net Income of the the projection of the future results with financial sector until December 31, 2021, which macroeconomic information disclosed by the impacted the calculation of the amounts of tax market and with the historical data, in order to credits registered on June 30, 2021. support the consistency of these estimates. We continue to consider that this area requires With the support of our specialists in the tax area, audit focus, taking into account that using we performed tests on the nature and amounts of different assumptions in the projection of the the temporary differences, fiscal losses and future taxable profits could materially modify the negative bases of social contribution, subject to expected periods for realization of deferred tax future tax deduction. assets, thus affecting the accounting records. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the explanatory notes, considering the individual and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Realization of amounts recorded on intangible assets and goodwill (Notes 2 (c) IV, 3(j), 3(k) and 14) The balances of intangible assets and goodwill are We have tested the design and effectiveness of the tested semiannually for impairment. These tests main controls established, including the analysis involve estimates and significant judgment, of the assumptions and critical judgments used including the identification of cash-generation by Management. units. The determination of expected cash flows and the risk-adjusted interest rate for each cash- We tested the most relevant projections and generating unit or group of cash-generating units assumptions for the determination of the requires the application of judgment as well as impairment test of goodwill and intangible assets estimates by Management. as prepared by Management, to assess the reasonableness of these realization estimates. We continue to consider this as an area of audit focus due to: (i) projection of future results, We believe that the assumptions adopted by especially in times of crisis, in which the use of Management to evaluate the realization of different assumptions can significantly modify the intangible assets are appropriate and the perspective of realization of these assets and the disclosures in the notes to the financial possible need to record impairment with statements are consistent with the consequent impact on the financial statements information obtained, considering the individual and (ii) the relevance of these accounts in the and consolidated financial statements taken as a context of the financial statements. whole. Provision and contingent liabilities (Notes 2 (c) VII, 3(n) and 9) The Bank and its subsidiaries have provisions and We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, normal course of their business, filed by third and disclose the provision for contingent parties, former employees, and public agencies, liabilities, including the totality and the integrity involving civil, labor, tax, and social security of the database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation In the civil and labor cases, there is the possibility procedures with both internal and external of early termination of processes through lawyers responsible for the proceedings. agreements. We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the Besides the subjective aspects in determining the information disclosed in the explanatory notes, possibility of loss attributed to each case, the considering the individual and consolidated evolution of case law on certain causes is not financial statements taken as a whole. always uniform. Considering the materiality of the amounts and the uncertainties and judgments

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. Others matters Statements of added value The parent company and consolidated statements of added value for the six-month period ended on June 30, 2021, prepared under the responsibility of the Bank’s management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, “Statement of Added Value”. In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor’s report The Bank’s management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Itaú Unibanco Holding S.A. In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank’s ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Itaú Unibanco Holding S.A. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the half-year ended June 30, 2021 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 2, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2021 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), August 02, 2021. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA ARTEMIO BERTHOLINI Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 168

Praça Alfredo Egydio Sousa Aranha nº 100, Parque Jabaquara, CEP 04344.902, São Paulo/SP—Brasil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of June 30, 2021. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on August 2, 2021, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2021 169